Management’s Discussion and Analysis

Table of Contents

13	Forward-looking statements
14	Financial highlights

Overview
15	Financial results
15	Outlook
16	Shareholder returns
17	Impact of foreign currency translation
17	Impact of acquisitions
17	Non-GAAP measures

Group Financial Performance
18	Total revenue
18	Net interest income
20	Net fee and commission revenues
21	Other operating income
22	Operating expenses
23	Provision for income taxes
23	Credit quality
28	Fourth quarter review
29	Summary of quarterly results
30	Financial Results Review – 2011 vs 2010 (CGAAP)

Group Financial Condition
33	Statement of financial position
34	Capital management
39	Off-balance sheet arrangements
41	Financial instruments
42	Selected credit instruments

Business Lines
44	Overview
46	Canadian Banking
48	International Banking
50	Global Wealth Management
52	Global Banking and Markets
54	Other

Risk Management
55	Overview
58	Credit risk
62	Market risk
66	Liquidity risk
68	Operational risk
69	Reputational risk
70	Environmental risk
70	Insurance risk
71	Strategic risk

Controls and Accounting Policies
72	Controls and procedures
72	Critical accounting estimates
76	Transition to International Financial Reporting Standards (IFRS)
78	Future accounting developments
78	Regulatory developments
78	Related party transactions

Supplementary Data
80	Geographic information
82	Credit risk
87	Revenues and expenses
89	Selected quarterly information
90	Eleven-year statistical review

12      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the MD&A.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 7, 2012

Scotiabank Annual Report  2012      13

MANAGEMENT’S DISCUSSION AND ANALYSIS

T1 Financial Highlights

	IFRS		CGAAP

As at and for the years ended October 31	2012(1)	2011(1)	2010		2009		2008
Operating results ($ millions)
Net interest income	10,003	9,014	8,621		8,328		7,574
Net interest income (TEB(2))	10,020	9,035	8,907		8,616		7,990
Non-interest revenue	9,698	8,296	6,884		6,129		4,302
Non-interest revenue (TEB(2))	9,969	8,562	6,884		6,129		4,302
Total revenue	19,701	17,310	15,505		14,457		11,876
Total revenue (TEB(2))	19,989	17,597	15,791		14,745		12,292
Provision for credit losses	1,252	1,076	1,239		1,744		630
Operating expenses	10,403	9,481	8,182		7,919		7,296
Provision for income taxes	1,580	1,423	1,745		1,133		691
Provision for income taxes (TEB(2))	1,868	1,710	2,031		1,421		1,107
Net income	6,466	5,330	4,339		3,661		3,259
Net income attributable to common shareholders	6,023	4,965	4,038		3,361		3,033
Operating performance
Basic earnings per share ($)	5.31	4.63	3.91		3.32		3.07
Diluted earnings per share ($)	5.22	4.53	3.91		3.31		3.05
Adjusted diluted earnings per share(2) ($)	5.33	4.62	3.97		3.37		3.11
Return on equity(2) (%)	19.7	20.3	18.3		16.7		16.7
Productivity ratio (%)(TEB(2))	52.0	53.9	51.8		53.7		59.4
Core banking margin (%)(TEB(2))	2.32	2.32	N/A	(3)	N/A	(3)	N/A	(3)
Banking margin on average total assets (%)(TEB(2))	2.10	2.11	N/A	(3)	N/A	(3)	N/A	(3)
Financial position information ($ millions)
Cash and deposits with banks	54,804	45,222	39,530		37,698		34,892
Trading assets	87,596	75,799	N/A	(3)	N/A	(3)	N/A	(3)
Loans	364,766	327,573	284,224		266,302		288,680
Total assets	668,044	594,423	526,657		496,516		507,625
Deposits	463,609	421,335	361,650		350,419		346,580
Common equity	35,252	26,356	23,656		21,062		18,782
Preferred shares	4,384	4,384	3,975		3,710		2,860
Assets under administration(2)	327,977	297,668	243,817		215,097		203,147
Assets under management(2)	114,694	102,733	53,532		46,304		40,460
Capital measures(1)
Tier 1 capital ratio (%)	13.6	12.2	11.8		10.7		9.3
Total capital ratio (%)	16.7	13.9	13.8		12.9		11.1
Tangible common equity to risk-weighted assets(2)(%)	11.3	9.6	9.7		8.3		6.6
Assets-to-capital multiple	15.0	16.6	17.0		16.6		18.0
Risk-weighted assets ($ millions)	253,309	233,970	215,034		221,656		250,591
Credit quality
Net impaired loans ($ millions)(4)	1,973	1,957	3,044		2,563		1,191
Allowance for credit losses ($ millions)	2,969	2,689	2,796		2,875		2,634
Net impaired loans as a % of loans and acceptances(4)	0.53	0.58	1.04		0.93		0.40
Provision for credit losses as a % of average loans and acceptances (annualized)	0.35	0.34	0.45		0.60		0.24
Common share information
Share price ($)
High	57.18	61.28	55.76		49.19		54.00
Low	47.54	49.00	44.12		23.99		35.25
Close	54.25	52.53	54.67		45.25		40.19
Shares outstanding (millions)
Average – Basic	1,133	1,072	1,032		1,013		987
Average – Diluted	1,160	1,108	1,034		1,016		993
End of period	1,184	1,089	1,043		1,025		992
Dividends per share ($)	2.19	2.05	1.96		1.96		1.92
Dividend yield (%)(5)	4.2	3.7	3.9		5.4		4.3
Market capitalization ($ millions)	64,252	57,204	57,016		46,379		39,865
Book value per common share ($)	29.76	24.20	22.68		20.55		18.94
Market value to book value multiple	1.8	2.2	2.4		2.2		2.1
Price to earnings multiple	10.2	11.3	14.0		13.6		13.1
Other information
Employees	81,497	75,362	70,772		67,802		69,049
Branches and offices	3,123	2,926	2,784		2,686		2,672
(1)	Amounts for 2012 and 2011 were prepared in accordance with International Financial Reporting Standards (IFRS). Amounts prior to 2011 were prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Non-GAAP measures. Refer to non-GAAP measures on page 17.
(3)	N/A not applicable/not presented under CGAAP.
(4)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(5)	Based on the average of the high and low common share price for the year.

14      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had record results in 2012 and met or exceeded all of its financial objectives. Net income was $6,466 million, $1,136 million or 21% higher than last year’s record results. Diluted earnings per share (EPS) were $5.22, up 15.2% from $4.53 in 2011. Return on equity was strong at 19.7%.

In 2012, the Bank recorded net gains on the sale of two real estate properties ($0.61 per share), while 2011 benefited from non-recurring acquisition gains ($0.26 per share). Adjusting for the impact of these items, EPS was $4.61 in 2012, an increase of 34 cents or 8% from a year earlier.

Total revenues rose 13.6% from the prior year to $19,989 million, on a taxable equivalent basis (TEB), including the impact of real estate gains of $838 million in the current year.

Net interest income (TEB) increased $985 million or 11% to $10,020 million, driven primarily by the contribution of acquisitions and growth in average core banking assets. The core banking margin was unchanged from the previous year.

Net fee and commission revenue was $6,274 million, up $547 million or 9.6% year over year. Acquisitions accounted for the majority of the increase. Banking revenue was up due to strong growth in cards revenues and deposit-based fees. Mutual fund revenues also grew year over year.

Other operating income (TEB) was $3,695 million an increase of $860 million or 30.3% from the prior year. The increase reflected the impact of the real estate gains and the gain on disposition of a non-strategic leasing business in the year. Partly offsetting was the acquisition-related gains of $286 million in 2011. The remaining growth was broad based, including stronger trading revenues.

The provision for credit losses rose $176 million to $1,252 million. This year included an increase in the collective allowance on performing loans of $100 million compared to a reduction of $60 million in the prior year.

Operating expenses increased $922 million or 9.7% to $10,403 million. Acquisitions accounted for $603 million of the increase. The remaining growth was driven by higher remuneration with salaries and benefits rising due to annual merit increases and ongoing growth initiatives. Higher premises costs resulted primarily from the sale of Scotia Plaza. Business and capital taxes grew due mainly to the issuance of shares and debentures during the year. The Bank’s continuing investment in expansion initiatives further contributed to the rise in expenses. For the year, the Bank generated positive operating leverage of 3.9%. Adjusted for the impact of real estate gains and last year’s acquisition-related gains, the operating leverage was positive 0.9%.

The overall tax rate declined 150bps to 19.6% from 21.1% in 2011. The decrease was due primarily to a reduction in statutory rates in Canada, reduced deferred tax adjustments and gains on sale of real estate assets taxed at a lower rate. Partly offsetting was a lower level of tax-exempt income and acquisition-related gains in 2011 that were not taxable.

The Tier 1 capital ratio of 13.6% and the total capital ratio of 16.7% remained well above the regulatory minimum and were strong by international standards.

Outlook

Global growth has moderated and will likely remain subdued in 2013 as governments in many debt-heavy developed nations impose additional austerity measures to rein in outsized deficits. Momentum in major emerging markets is moderating, but these markets remain the major drivers of global growth through next year and beyond. Robust domestic demand in these nations has helped to underpin world commodity markets and is becoming an important market opportunity for manufacturers and service industries around the globe.

The U.S. economy is benefiting from stronger consumer spending and the beginnings of a revival in the housing industry, and is expected to be supported by continued monetary stimulus. Canadian prospects will also benefit both from an improvement in U.S. domestic demand and generally buoyant markets for many commodities. In Canada, despite concerning growth in debt levels, the Bank’s customers and portfolios are in strong shape. The Bank expects softening house prices will result in a soft landing due to high equity values in homes and continued growth in the Canadian economy.

The Bank is well positioned to continue to deliver growth in all business lines. Earnings have remained resilient despite the moderated global economic growth. The Bank’s diversified platforms, sustainable revenues, high profitability, strong capital and its focus on adding new customers, particularly in the higher growth markets, should continue to support growth in 2013 and beyond.

C1 Earnings per share (diluted)*

*   2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP

C2 Closing common share price

as at October 31

C3 Return on equity*

*   2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP

Scotiabank Annual Report  2012      15

MANAGEMENT’S DISCUSSION AND ANALYSIS

C4 Return to common shareholders

Share price appreciation plus dividends reinvested,

2002 = 100

Shareholder Returns

A recovering economy and a solid financial performance in 2012 generated positive total shareholder return of 7.6%, a substantial increase from negative 0.4% in 2011, as shown in Table 2.

The total compound annual shareholder return on the Bank’s shares over the past five years was 4.6% and 13.0% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index of negative 0.4% over the past five years and 9.8% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 6% increase effective in the second quarter and a further 4% effective in the fourth quarter. As a result, dividends per share totaled $2.19 for the year, up 6.8% from 2011. With a payout ratio of 41% for the year, or 47% excluding the real estate gains, the Bank was within its target payout ratio of 40-50%.

The Bank’s Return on Equity was 19.7% for fiscal 2012, a decrease from 20.3% in the previous year.

T2 Shareholder returns

For the years ended October 31	2012	2011	2010	2009	2008	2007
Closing market price per common share ($)	54.25	52.53	54.67	45.25	40.19	53.48
Dividends paid ($ per share)	2.19	2.05	1.96	1.96	1.92	1.74
Dividends paid (%)	4.2	3.7	4.3	4.9	3.6	3.5
Increase (decrease) in share price (%)	3.3	(3.9)	20.8	12.6	(24.9)	8.5
Total annual shareholder return (%)(1)	7.6	(0.4)	25.7	18.8	(21.6)	12.2

(1)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

T3 Impact of foreign currency translation

Average exchange rate	2012	2011
U.S. dollar/Canadian dollar	0.995	1.013

Impact on income ($ millions except EPS)	2012 vs. 2011	2011 vs. 2010
Net interest income	$7	$(138)
Non-interest revenues	(6)	(94)
Operating expenses	13	87
Other items (net of tax)	(7)	38
Net income	$7	$(107)
Earnings per share (diluted)	$0.01	$(0.10)
Impact by business line ($ millions)
Canadian Banking	$3	$(5)
International Banking	4	(53)
Global Wealth Management	3	(15)
Global Banking and Markets	(4)	(22)
Other	1	(12)
	$7	$(107)

T4 Impact of acquisitions(1)

($ millions)	2012	2011
Net interest income	$634	$43
Net fee and commission revenues	1,144	685
Other operating income	24	337 (2)
Operating expenses	(1,165)	(562)
Other items (net of tax)	(224)	(47)
Net income	$413	$456

(1)	Includes acquisitions made in 2011 and 2012, excluding funding costs.
(2)	Includes $286 million non-recurring acquisition-related gains.

16      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Impact of Foreign Currency Translation

The impact of foreign currency translation on the Bank’s earnings in 2012 was not significant. On average, the Canadian dollar depreciated 2% over the U.S. dollar and 6% against the Peruvian sol. However, the Canadian dollar strengthened against the Mexican peso, Euro, and many other currencies in which the Bank conducts its business. Changes in the average exchange rates affected net income, as shown in Table 3.

Impact of Acquisitions

The Bank made a number of acquisitions in 2011 and 2012, which contributed to growth mainly in International Banking, Global Wealth Management and Global Banking and Markets. The impact on selected income statement categories is shown in Table 4.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and for which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the Bank’s

Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Banking margin on average total assets (TEB)

The banking margin represents net interest income (on a taxable equivalent basis) divided by average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

TEB Gross up

For the year ended October 31 ($ millions)	2012	2011
Net interest income	$17	$21
Other operating income	271	266
Total revenue and provision for income taxes	$288	$287

Scotiabank Annual Report  2012      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

C5 Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6 Net fee and commission revenues by business line(1)

$ millions

(1)	Excludes Other segment

C7 Average core banking assets and margin

TEB, $ millions

(1)	Refer to non-GAAP measures on page 17

C8 Other operating income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

GROUP FINANCIAL PERFORMANCE

Total revenue

Total revenue (TEB) was $19,989 million in 2012, an increase of $2,392 million or 14% from the prior year. Each of the three groups of revenue – net interest income, net fee and commission revenues and other operating income – grew substantially from 2011.

The increase in net interest income (TEB) of $985 million or 11% was due to growth in average core banking assets, including acquisitions, as the core banking margin was unchanged from the previous year. Net fee and commission revenue was $547 million or 10% higher than last year, the majority of which was attributable to the contribution of acquisitions. The remaining growth was spread throughout card revenues, deposit and payment services and wealth management fees. The increase in other operating income arose from the real estate gains in 2012, while 2011 benefitted from acquisition-related gains. Higher trading revenues and insurance underwriting income also contributed to the growth in revenues.

Canadian Banking revenues were up $296 million or 5% to $6,287 million, with increases in both net interest income and non-interest revenue. The increase in net interest income was entirely from a 7% increase in average earning assets as the margin narrowed year over year. Net fee and commission revenues were 4% higher, mainly from higher transaction-driven card revenues, deposit fees and bankers acceptance fees. The growth in other operating income was primarily from the gain on sale of a non-strategic leasing business.

In International Banking, revenues grew a substantial $1,109 million or 21% to $6,498 million, primarily from the impact of acquisitions. The impact of foreign exchange translation was negative $8 million. Net interest income was $889 million or 25% higher than the previous year, from a combination of a 17% growth in average earning assets and a wider margin. There was significant loan growth in Asia, Peru and Chile, in addition to the impact of the acquisitions. The wider margin was primarily from the acquisitions in Colombia and Uruguay as well as from improvements in Asia and Peru. Non-interest revenue grew $220 million or 12%, which is attributable to the acquisitions, along with higher amounts in Peru and Mexico. This growth was partly offset by the negative goodwill recognized on small acquisitions in Brazil and Chile in 2011.

Total revenues in Global Wealth Management were up $136 million or 4% to $3,573 million. Excluding the 2011 acquisition-related gains, total revenues grew $396 million or 12%. Net interest income rose $58 million as growth in earning assets offset a modest margin compression. Net fee and commission revenue was up $264 million or 12% from higher mutual fund fees mostly reflecting the full year impact of the DundeeWealth acquisition, and growth in personal and corporate trust fees. Other operating income rose year-over-year excluding the acquisition-related gain, primarily due to higher insurance revenues.

Global Banking and Markets revenues increased $442 million or 14% to $3,582 million. Net interest income increased 3% to $792 million as an increase in corporate loan volumes was partly offset by a narrower margin. Other operating income rose a substantial 31% from stronger trading revenues, particularly in the fixed income, equities, commodities and precious metals businesses.

Net Interest Income

Net interest income (TEB) was $10,020 million, an increase of $985 million or 11% from the prior year.

Average total earning assets grew by $60 billion or 12% to $580 billion, with growth in every major category. The growth was in business and government lending, $17 billion or 17%, securities purchased under resale agreements, $12 billion or 34%, residential mortgages, $12 billion or 8%, and deposits with banks, $11 billion or 21%.

Canadian Banking’s average earning assets grew by $14 billion or 7% to $220 billion, primarily in residential mortgages, consumer auto loans, and commercial lending.

International Banking’s average earning assets rose by $16 billion or 17%. Personal lending grew 18%, primarily from the acquisition of Banco Colpatria in Colombia and from strong growth in Latin America. Business and government lending grew 21% from acquisitions, as well as double digit growth in Chile, Peru and Asia.

18      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Global Wealth Management’s average earning assets were up $0.3 billion to $10 billion, primarily in personal lending.

Global Banking and Markets average earning assets grew by $22 billion, mainly from higher volumes of securities purchased under resale agreements and trading securities in global fixed income. Corporate lending volumes increased in the U.S., Europe and Canada.

The core banking margin was 2.32%, unchanged from the previous year. The positive impact of wider spreads in International Banking, was offset by growth in low spread deposits with banks and narrower spreads in Canadian Banking.

Canadian Banking’s margin fell due to lower spreads in the floating rate portfolio and on fixed rate deposits reflecting increased market competition.

International Banking’s margin widened from the positive impact of the acquisitions in Colombia and Uruguay, as well as wider spreads in Asia and Peru; partly offset by lower spreads in Mexico and Chile.

Global Wealth Management’s margin compressed modestly.

Global Banking and Markets margin fell during the year due to somewhat lower spreads in the U.S., lower loan origination fees and a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit.

Outlook

The Bank’s net interest income is expected to increase in 2013, mainly from moderate growth in core banking assets, as well as the full year impact of acquisitions made in 2012 and those closing in 2013. The low interest rate environment will continue to put modest downward pressure on the Bank’s core banking margin for the majority of 2013. This may partly be offset by the run-off of higher-cost long-term funding.

T5 Net interest income and core banking margin(1)

	2012			2011
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$659.5	10.0		$586.1	9.0
Less: total assets in Global Capital Markets(2)	183.8	-		160.0	-
Banking margin on average total assets	$475.7	10.0	2.10%	$426.1	9.0	2.11%
Less: non-earning assets and customer’s liability under acceptances	46.1			37.9
Core banking assets and margin	$429.6	10.0	2.32%	$388.2	9.0	2.32%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 17.
(2)	Net interest income in Global Capital Markets trading assets is recorded in trading revenues in other operating income.

T6 Average balance sheet(1) and net interest income

	2012			2011

TEB(2) For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with banks	$61.4	0.3	0.46%	$50.7	0.3	0.54%
Trading assets	90.8	0.1	0.15	86.2	0.1	0.16
Securities purchases under resale agreements	45.6	0.2	0.48	34.0	0.2	0.65
Investment securities	34.6	0.9	2.67	33.9	0.9	2.57
Loans:
Residential mortgages	167.9	6.5	3.86	156.2	6.4	4.10
Personal and credit cards	65.7	4.9	7.49	62.4	4.3	6.89
Business and government	116.9	4.3	3.59	99.8	3.7	3.68
Allowance for credit losses	(2.9)			(2.7)
Total loans	$347.6	15.6	4.49%	$315.5	14.4	4.56%
Total earning assets	580.0	17.2	2.96	520.3	15.9	3.05
Customer’s liability under acceptances	8.8			7.9
Other assets	70.7			57.9
Total assets	$659.5	17.2	2.60%	$586.1	15.9	2.71%
Liabilities and equity
Deposits:
Personal	$135.4	2.4	1.75%	$129.3	2.4	1.88%
Business and government	297.6	3.4	1.14	263.3	3.0	1.14
Banks	28.2	0.2	0.68	23.9	0.2	0.64
Total deposits	$461.2	6.0	1.29%	$416.5	5.6	1.34%
Obligations related to securities sold under repurchase agreements	54.5	0.3	0.48	37.3	0.4	0.95
Subordinated debentures	7.3	0.4	5.19	6.9	0.4	5.34
Capital instrument liabilities	1.8	0.1	7.30	2.1	0.1	6.61
Other interest-bearing liabilities	36.6	0.4	1.17	41.3	0.3	0.94
Total interest-bearing liabilities	$561.4	7.2	1.27%	$504.1	6.8	1.36%
Other liabilities including acceptances	61.5			51.7
Equity(3)	36.6			30.3
Total liabilities and equity	$659.5	7.2	1.08%	$586.1	6.8	1.17%
Net interest income		10.0			9.0
(1)	Average of daily balances.
(2)	Refer to non-GAAP measures on page 17.
(3)	Includes non-controlling interests of $1.7 billion in 2012 and $1.5 billion in 2011.

Scotiabank Annual Report  2012      19

MANAGEMENT’S DISCUSSION AND ANALYSIS

T7 Net fee and commission revenues For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Fee and commission revenues
Banking
Card revenues	$768	$608	26%
Deposit and payment services
Deposit services	846	761	11
Other payment services	237	212	12
	$1,083	$973	11
Credit fees
Commitment and other credit fees	690	668	3
Acceptance fees	207	188	10
	$897	$856	5
Other	$467	$435	7
Total banking revenue	$3,215	$2,872	12%
Wealth management
Mutual funds	1,125	940	20
Brokerage fees	721	728	(1)
Investment management and trust services
Investment management and custody	141	133	7
Personal and corporate trust	183	162	12
	$324	$295	10
Total wealth management revenue	$2,170	$1,963	11%
Underwriting and other advisory fees	493	492	-
Non-trading foreign exchange fees	365	349	5
Other	293	267	10
Fee and commission revenues	$6,536	$5,943	10
Fee and commission expenses
Card expenses	189	153	23
Deposit and payment services expenses	68	52	30
Other expenses	5	11	(49)
	$262	$216	21
Net fee and commission revenues	$6,274	$5,727	10%

Net fee and commission revenues

Net fee and commission revenues were $6,274 million, an increase of $547 million or 10%, spread across several categories.

Card revenues grew $160 million or 26% to $768 million. Canadian Banking revenues rose 13%, the third consecutive year of double digit growth, mainly from higher transaction driven fees. Growth in International Banking was from a combination of the acquisitions in Colombia and Uruguay, as well as organic growth in the rest of Latin America.

Revenues from deposit services were $846 million, up $85 million or 11% over 2011. While most of the growth was from acquisitions in International Banking, revenues also grew significantly in Canadian Banking and Mexico. Revenues from other payment services were also up in Canadian Banking, as well as International, both in Peru and Colombia.

Credit fees were 5% higher than the prior year. Commitment and other credit fees grew mainly from acquisitions and in Peru. Acceptance fees were higher in both Canadian Banking and Global Banking and Markets. Within the other category, revenues were higher in both corporate lending and pension business in Colombia.

The increase in Mutual Fund fees of $185 million primarily reflected the full year impact of the DundeeWealth acquisition. Higher average assets under management in ScotiaFunds were the main contributor to the remaining increase. Brokerage fees were the only category to decline from the previous year, as a reduction in average commission per trade and lower trading volumes in the online brokerage business, more than offset higher revenues in the full service business. Investment management and custody fees increased 7% or $8 million to $141 million. Personal and corporate trust was $21 million higher, primarily from the acquisition in Colombia.

Underwriting and other advisory fees were relatively flat year over year at $493 million. Underwriting fees increased in fixed income but were offset by lower advisory fees earned by Scotia Waterous. Non trading foreign exchange fees were up 5% or $16 million to $365 million, from higher revenues in International Banking, partly offset by lower revenues in Canadian Banking.

C9 Sources of net fee and commission revenues

20      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Other fee and commission revenues comprised mainly of non-retail brokerage fees and insurance fees. These revenues were higher mostly due to contributions from insurance fees in Colombia and higher revenues in Mexico.

Fee and commission expenses rose $46 million or 21% to $262 million. Higher card expenses reflect higher transaction volumes in both Canadian and International Banking. Increased deposit expenses also arose from higher transaction volumes and acquisitions.

Outlook

Solid growth in net fee and commission revenues is projected for 2013. Organic growth is expected across most categories. Recent acquisitions will also contribute to growth in 2013.

T8 Other operating income For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Trading revenues	$1,316	$830	58%
Net gain on investment securities	185	285	(35)
Net income from investments in associated corporations	442	433	2
Insurance underwriting income, net of claims	388	294	32
Other	1,093	727	51
Total other operating income	3,424	2,569	33
Taxable equivalent adjustment	271	266	2
Total other operating income (TEB)(2)	$3,695	$2,835	30%
(1)	On a taxable equivalent basis trading revenues were $1,587 (2011 – $1,096).
(2)	Refer to non-GAAP measures on page 17.

T9 Trading revenues

TEB(1) For the fiscal years ($ millions)	2012	2011
By trading products:
Interest rate and credit	$520	$322
Equities	386	293
Commodities	425	335
Foreign exchange	232	181
Other	24	(35)
Total trading revenues	$1,587	$1,096
% of total revenues	7.9%	6.2%
(1)	Refer to non-GAAP measures on page 17.

Other operating income

Other operating income (TEB) was $3,695 million, an increase of $860 million or 30% from last year, due substantially to real estate gains of $838 million this year, partially offset by the acquisition related gains of $286 million in 2011. The underlying growth in operating income was $308 million or 12%.

Trading revenues of $1,587 million (TEB) were up a substantial $491 million or 45% over the prior year, with higher revenues across all areas. This growth arose from stronger customer demand and more favourable market conditions. Global fixed income accounted for most of this increase as market conditions improved. Foreign exchange trading was up 28% year over year, primarily in Latin America. Revenues from precious metals were at record levels, increasing 16% as a result of continuing investor demand and favourable market conditions.

Net gains on investment securities were $185 million, compared to $285 million in 2011, as gains on debt securities, equities and LBO funds were lower than the prior year.

Net income from investments in associated companies was $442 million, an increase of $9 million from last year. Earnings were higher from Bank of Xi’an in China from increased interest in the bank. Income from Thanachart Bank was lower, reflecting the impact of the flooding in Thailand in late 2011. Income from CI was negatively impacted by a deferred tax charge in 2012 but excluding this, underlying results were stronger.

Insurance underwriting income grew a substantial $94 million or 32% to $388 million. Premium income was 16% higher than the prior year, partially offset by higher reinsurance premiums paid and slightly higher claims and other expenses.

Other income of $1,093 million included $727 million from the sale of Scotia Plaza and $111 million from the gain on a real estate asset in Western Canada. In 2011, other income included $286 million from acquisition-related gains. Excluding these items, other income fell $186 million as 2011 included foreign currency related gains arising from the conversion to IFRS and negative goodwill, from international acquisitions.

Outlook

Excluding the impact of the real estate gains in 2012, organic and acquisition growth will contribute to higher other operating income in 2013, although some businesses are subject to market volatility. Trading revenues are expected to be generally in line with 2012 levels but are also subject to market volatility and customer demand.

Scotiabank Annual Report  2012      21

MANAGEMENT’S DISCUSSION AND ANALYSIS

T10 Operating expenses and productivity

For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Salaries and employee benefits
Salaries	$3,231	$3,018	7%
Performance-based compensation	1,477	1,350	9
Share-based compensation(1)	208	246	(16)
Pensions and other employee benefits	833	744	12
	$5,749	$5,358	7
Premises and technology(2)
Net premises rent	321	276	16
Premises repairs and maintenance	100	90	11
Property taxes	85	76	13
Computer equipment, software and data processing	839	760	10
Other premises costs	262	244	7
	$1,607	$1,446	11
Depreciation and amortization(2)
Depreciation	281	274	2
Amortization of goodwill and other intangibles	169	139	22
	$450	$413	9
Communications
Telecommunications	86	82	4
Stationery, postage and courier	287	262	10
	$373	$344	9
Advertising and business development
Advertising and promotion	303	282	7
Travel and business development	147	145	1
	$450	$427	5
Professional	340	262	30
Business and capital taxes
Business taxes	203	154	32
Capital taxes	45	29	52
	$248	$183	35
Other
Employee training	45	45	–
Other	1,141	1,003	14
	$1,186	$1,048	13
Total operating expenses	$10,403	$9,481	10%
Productivity ratio (TEB)(2)	52.0%	53.9%

(1)	Excludes Employee Share Ownership Plans.
(2)	Taxable equivalent basis. Refer to the Non-GAAP measure on page 17.

Operating expenses

Operating expenses were $10,403 million in 2012, an increase of $922 million or 10% from last year. Recent acquisitions accounted for approximately $603 million or 66% of the growth in operating expenses.

Salaries and employee benefits were $5,749 million in 2012, up $391 million or 7% from last year, including $237 million from the impact of acquisitions. Adjusting for acquisitions, salaries increased by $90 million or 3%, reflecting annual pay increases, and increased staffing to support growth initiatives. Excluding the impact of acquisitions, performance-based compensation was up $58 million, in line with improved results in some businesses. Pensions and other employee benefit costs increased by $89 million or 12%, primarily due to acquisitions and higher staffing levels.

Premises and technology expenses were $1,607 million in 2012, an increase of $161 million or 11% from last year. The higher premises costs reflected the impact of acquisitions and the sale of Scotia Plaza which resulted in higher rent expense. Technology expenses increased $79 million or 10%, due to acquisitions as well as the Bank’s investment in new initiatives and ongoing projects.

Advertising and business development expenses were $450 million in 2012, up $23 million or 5% over last year, due mainly to the impact of acquisitions.

Professional fees rose $78 million or 30% to $340 million due in part to acquisitions but mainly as a result of an increased spend on technology.

Business and capital taxes increased $65 million of which acquisitions accounted for $40 million or 62% with the remainder due mainly to the issuance of shares and debentures during the year.

Other expenses were $1,186 million, an increase of $138 million or 13% from last year, due mainly to acquisitions.

The productivity ratio was 52.0% for 2012, compared to 53.9% in 2011. Excluding the real estate gains in 2012, the productivity ratio was 54.3%, versus 54.8% in 2011 adjusted for acquisition-related gains.

Operating leverage was positive 3.9% year over year. After adjusting for the real estate gains in 2012 and the acquisition-related gains in 2011, operating leverage remained positive at 0.9%.

Outlook

In 2013, the Bank expects to maintain its focus on cost control in light of the uncertain economic environment. The Bank is targeting positive operating leverage, but will continue to invest in its businesses to support organic growth. Expense growth will also be impacted by acquisitions and business expansion.

C10 Expenses well controlled

$ millions

C11 Productivity*

operating expenses as a % of revenue (TEB)

*	2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP.

22      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

C12 Direct and indirect taxes

$ millions

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Includes taxable-equivalent adjustment

Taxes

The provision for income taxes was $1,580 million, an increase from $1,423 million last year. The Bank’s overall effective income tax rate for the year was 19.6% down from 21.1% last year. The decrease was due primarily to a reduction in the statutory rate in Canada, lower taxes on the gains on sale of real estate assets during the year, and a decline in non-deductible expenses. These decreases were partly offset by the lower level of tax-exempt income in the current year. Last year’s tax rate also benefitted from non-taxable acquisition-related gains, but this was partly offset by a deferred tax adjustment related to a loss on disposal of subsidiary operations recorded in a prior year.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 20% to 23% in 2013.

Credit Quality

Provisions for credit losses

The total provision for credit losses was $1,252 million in 2012, up $176 million from $1,076 million last year. The total provision for credit losses included an increase in the collective allowance on performing loans of $100 million this year compared to a $60 million reduction in 2011.

The total provision for credit losses on impaired loans was $1,152 million, an increase of $16 million or 1% from 2011.

The provision for credit losses in Canadian Banking was $506 million, a decrease of $86 million from $592 million last year, with lower retail and commercial provisions.

The provision for credit losses in International Banking was $613 million, an increase of $104 million from $509 million last year. The higher provisions were primarily attributable to acquisitions, growth in retail lending in Latin America, partially offset by lower provisions in the Caribbean and Central America. A net benefit of $20 million is included in the current year’s provision for credit losses, due to the net amortization of the credit mark on purchased loans in Banco Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

The provision for credit losses in Global Wealth Management was $3 million in 2012, an increase of $1 million from last year.

The provision for credit losses in Global Banking and Markets was $30 million in 2012, a decrease of $3 million from 2011. The provisions this year were primarily in the U.S. and Canada.

T11 Impaired loans by business line

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2012(1)	2011(1)	2012(1)	2011(1)	2012(1)	2011(1)
Canadian Banking
Retail	$765	$826	$(462)	$(452)	$303	$374
Commercial	326	294	(212)	(217)	114	77
	$1,091	$1,120	$(674)	$(669)	$417	$451
International Banking
Caribbean and Central America	1,151	1,065	(369)	(285)	782	780
Latin America(2)	1,005	1,013	(473)	(366)	532	647
Asia and Europe	25	38	(16)	(29)	9	9
	$2,181	$2,116	$(858)	$(680)	$1,323	$1,436
Global Wealth Management	11	13	(1)	(2)	10	11
Global Banking and Markets
Canada	80	35	(28)	(14)	52	21
U.S.	139	8	(21)	(8)	118	-
Europe	80	63	(27)	(25)	53	38
	$299	$106	$(76)	$(47)	$223	$59
Totals	$3,582	$3,355	$(1,609)	$(1,398)	$1,973	$1,957
Allowance for credit losses on performing loans					(1,272)	(1,224)
Net impaired loans after allowance on performing loans					$701	$733

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2012(1)	2011(1)
Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity(3)	8.09%	9.62%
Net impaired loans as a % of loans and acceptances	0.53%	0.58%
Allowance against impaired loans as a % of gross impaired loans	45%	42%
(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Latin America includes Mexico.
(3)	Refer to Note 42 of the Consolidated Financial Statements for the impact of the new accounting standards adopted effective November 1, 2010 on shareholders’ equity. Prior period information has been restated to conform with current period presentation.

Scotiabank Annual Report  2012      23

MANAGEMENT’S DISCUSSION AND ANALYSIS

T12 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2012	2011
Canadian Banking
Retail(1)	$419	$466
Commercial	87	126
	$506	$592
International Banking
Caribbean and Central America	192	209
Latin America(2)	413	296
Asia and Europe	8	4
	$613	$509
Global Wealth Management	$3	$2
Global Banking and Markets
Canada	7	27
U.S.	20	(12)
Europe	3	18
	$30	$33
Total	$1,152	$1,136
(1)	2011 amounts have been restated for changes in business line structure effective 2011.
(2)	Latin America includes Mexico.

T13 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2012	2011
Canadian Banking
Retail	0.21%	0.25%
Commercial	0.31	0.50
	0.23	0.28
International Banking
Retail	1.93	1.88
Commercial	0.09	0.09
	0.75	0.75
Global Wealth Management	0.05	0.03
Global Banking and Markets(1)	0.09	0.11
Weighted subtotal – provisions against impaired loans	0.32	0.36
Provisions against performing loans	0.03	(0.02)
Weighted total	0.35%	0.34%
(1)	Global Corporate and Investment Banking only.

T14 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2012	2011
Canadian Banking
Retail	0.22%	0.24%
Commercial	0.31	0.23
	0.23	0.24
International Banking
Retail	1.28	1.61
Commercial	0.05	0.07
	0.49	0.64
Global Wealth Management	0.06	0.04
Global Banking and Markets(2)	0.01	0.11
Weighted total	0.26%	0.31%

(1)	Write-offs net of recoveries.
(2)	Global Corporate and Investment Banking only.

Allowance for credit losses

The total allowance for credit losses increased to $2,969 million as at October 31, 2012, from $2,689 million last year. The $280 million increase was attributable primarily to the $100 million increase in the collective allowance on performing loans and allowance increases in most business lines driven by business growth. The total allowance for credit losses includes $88 million of allowance covered by FDIC guarantees related to RG Premier bank.

Allowances in Canadian Banking increased by $5 million, primarily in the retail portfolios, where new provisions exceeded loan write-offs.

In International Banking, allowances increased by $178 million to $858 million, mainly in Latin America and the Caribbean and Central America.

Global Banking and Markets’s allowances remained modest increasing to $76 million from $47 million.

The collective allowance for credit losses on performing loans increased by $100 million in 2012, in light of weakening economic forecasts and continuing global uncertainty. This compared to a decrease of $60 million in 2011.

Impaired loans

Gross impaired loans increased to $3,582 million as at October 31, 2012, from $3,355 million last year.

Impaired loans in Canadian Banking fell by $29 million, attributable primarily to retail portfolios.

In International Banking, impaired loans increased by $65 million largely due to increases in the Caribbean and Central America.

In Global Wealth Management, impaired loans decreased by $2 million.

Impaired loans in Global Banking and Markets increased by $193 million, attributable primarily to the portfolios in the U.S. and Canada.

Net impaired loans, after deducting the allowance for credit losses, were $1,973 million as at October 31, 2012, a modest increase of $16 million from a year ago.

As shown in Chart 14, net impaired loans as a percentage of loans and acceptances were 0.53% as at October 31, 2012, an improvement from 0.58% a year ago.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

On the Bank’s acquisition of Banco Colpatria, an aggregate credit mark adjustment of $549 million was established to capture management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark of $385 million and a future expected loss mark of $164 million.

24      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

C13 Credit losses*

Provisions against impaired loans as a % of average loans & acceptances

*	2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP.

C14 Net impaired loan ratio*

as a % of loans & acceptances, as at October 31

*	2012 and 2011 calculated under IFRS, 2010 under CGAAP

C15 Gross impaired loans*

as a % of equity & allowances for credit losses as at October 31

*	2012 and 2011 calculated under IFRS, 2010 under CGAAP.

C16 Low delinquency in Canadian retail portfolio

delinquent loans as a % of total loans

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition, are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of October 31, 2012, the remaining credit mark adjustment was $112 million.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at October 31, 2012, on the loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $159 million and $137 million, respectively.

Portfolio review

Canadian Banking

The overall credit quality of the consumer portfolio in Canada improved year over year. Reportable delinquency decreased 26 basis points to 1.17%. The provisions for credit losses in the Canadian retail portfolio were $419 million, down $47 million or 10% from last year. The provisions for credit losses as a percentage of average loans was 0.21%, compared to 0.25% last year.

Gross impaired loans in the retail portfolio improved from 2011, decreasing by 7% or $61 million. Portfolio quality continued to benefit from high secured lending, with 93% of total retail loans being secured by an underlying asset such as a house or an automobile. This high level of secured lending reflects the growth in Scotia Total Equity Plan, where all products, including lines of credit and credit cards, are secured by residential real estate. Currently, 64% of the ScotiaLine line of credit and ScotiaLine VISA portfolios are secured.

The provision for credit losses in the Canadian commercial loan portfolio was $87 million, down $39 million or 31% from last year. Gross impaired loans increased by $32 million to $326 million.

International Banking

Retail credit quality stabilized in most regions with the exception of the Caribbean, where economic conditions remained weak. In retail, gross impaired loans increased by $47 million to $1,397 million during the year, with an increase attributable to recent acquisitions in Latin America.

The provision for credit losses in the retail portfolio increased to $568 million from $471 million last year, with higher provisions in Latin America, partially offset by lower provisions in the Caribbean and Central America. Total reported delinquency improved year over year, primarily related to Chile and Mexico.

In commercial banking, gross impaired loans were $784 million, an increase of $18 million over the prior year, mostly in the Caribbean and Central America.

The provision for credit losses in the commercial portfolio was $45 million in 2012, versus $38 million in 2011. The increase was attributable to higher provisions in the Caribbean and Central America.

Global Wealth Management

Global Wealth Management overall credit quality was strong in 2012. The provision for credit losses was $3 million and gross impaired loans were $11 million in the Canadian portfolio.

Global Banking and Markets

The provision for credit losses was $30 million in 2012, versus $33 million in 2011. The provisions this year were primarily in the U.S. and Canada.

Gross impaired loans in Global Banking and Markets increased by $193 million in 2012 to $299 million. Most of the increase was attributable to the U.S. portfolio, where impaired loans increased by $131 million year over year to $139 million. Impaired loans in the Canadian portfolio increased by $45 million to $80 million, with a rise in the European portfolio of $17 million to $80 million.

Scotiabank Annual Report  2012      25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see Table 43 on page 80). Chart 17 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 33% of the total. Latin America has 11% of the total exposure and the U.S. has 7%.

Chart 18 shows loans and acceptances by type of borrower (see Table 47 on page 82). Excluding loans to households, the largest industry exposures were in financial services, 7.2%; wholesale and retail, 3.4%, oil and gas, 3.1%.

Canadian Residential and Condominium Exposure

A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at October 31, 2012, these loans amounted to $244 billion or 65% of the Bank’s total loans and acceptances outstanding. 93% of Canadian Banking’s portfolio is secured as well as 68% of International Banking’s portfolio. The Canadian residential mortgage portfolio was $156 billion of which $142 billion related to freehold properties and $14 billion related to condominiums. Of the Canadian residential mortgage portfolio, 60% is insured, and the uninsured portion has an average loan-to-value ratio of 54%.

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $695 million. This is a high quality portfolio with well-known developers who have long term relationships with the Bank.

European Exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

T15 European exposure

The current European exposure is provided below:

	As at October 31, 2012						October 31, 2011
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with banks(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure (6)
Gross exposures	$8,181	$1,456	$7,970	$10,528	$616	$28,751	$30,438
Less: Undrawn commitments	–	–	7,970	–	–	7,970	7,946
Net funded exposure	$8,181	$1,456	$–	$10,528	$616	$20,781	$22,492
(1)	Net all allowances for credit losses of $27. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $976 and collateral held against SFT was $7,014.
(6)	Risk Exposures include trading securities not previously reflected in the October 31, 2011 financial statements.

The Bank’s total gross European exposure was reduced during the year, and as at October 31, 2012, was $28.8 billion (October 31, 2011 – $30.4 billion), with net funded exposure of $20.8 billion (net of undrawn commitments and collateral held) (October 31, 2011 – $22.5 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3).

C17 Well diversified in Canada and internationally…

loans and acceptances, October 2012

C18 … and in household and business lending

loans & acceptances

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T16 Funded exposures

Below is the funded exposures related to all European countries:

	As at
	October 31, 2012(1)					October 31, 2011
($ millions)	Sovereign	Bank	Corporate(2)	Total		Total
Greece	$–	$–	$426	$426		$348
Ireland	130	71	97	298		341
Italy	(108)	626	177	695		1,206
Portugal	–	8	22	30		95
Spain	123	145	(16)	252		652
Total GIIPS	$145	$850	$706	$1,701		$2,642

U.K.	2,660	1,735	4,316	8,711		7,151
Germany	622	1,020	1,272	2,914		3,988
France	553	584	810	1,947		2,364
Netherlands	140	383	745	1,268		1,749
Switzerland	11	610	882	1,503		1,594
Other	448	486	1,803	2,737		3,004
Total Non-GIIPS	$4,434	$4,818	$9,828	$19,080		$19,850
Total Europe	$4,579	$5,668	$10,534	$20,781	(2)	$22,492
Total Europe as at October 31, 2011	$3,017	$8,529	$10,946	$22,492
(1)	Bracketed amounts represent net short positions arising from trading transactions.
(2)	Corporate includes Financial Institutions that are not Banks.
(3)	Includes $183 in exposure to supra-national agencies.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal or Spain (GIIPS) – is not significant. As of October 31, 2012, the Bank‘s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.7 billion, down from $2.6 billion last year.

Specific to GIIPS, the Bank’s sovereign exposure to Ireland was $130 million as at October 31, 2012, including central bank deposits of $34 million arising from regulatory reserves to support the Bank’s operations in Ireland. The Bank was net long securities in sovereign exposures to Spain ($123 million) and Ireland ($21 million) and net short to Italy ($108 million); the Bank had no sovereign securities holdings of Greece or Portugal.

The Bank had exposures to Italian banks of $626 million, as at October 31, 2012, (October 31, 2011 – $1,083 million), primarily related to short-term precious metals trading and lending activities. Greek exposure related primarily to secured loans to shipping companies.

T17 Bank’s exposure distribution by country

The Bank’s exposures are distributed as follows:

	As at October 31, 2012(1)					October 31, 2011
($ millions)	Loans and loan equivalents	Deposits with banks	Securities	SFT and derivatives	Total	Total
Greece	$427	$–	$(1)	$–	$426	$348
Ireland	21	76	125	76	298	341
Italy	533	–	161	1	695	1,206
Portugal	–	–	30	–	30	95
Spain	304	–	(55)	3	252	652
Total GIIPS	$1,285	$76	$260	$80	$1,701	$2,642

U.K.	3,729	3,389	1,292	301	8,711	7,151
Germany	1,074	732	1,078	30	2,914	3,988
France	519	154	1,269	5	1,947	2,364
Netherlands	364	66	811	27	1,268	1,749
Switzerland	931	92	399	81	1,503	1,594
Other	1,735	41	869	92	2,737	3,004
Total Non-GIIPS	$8,352	$4,474	$5,718	$536	$19,080	$19,850
Total Europe	$9,637	$4,550	$5,978	$616	$20,781	$22,492
(1)	Bracketed amounts represent net short positions arising from trading transactions.

The Bank’s security exposure are recorded on a fair value basis. Securities exposures to European sovereigns and banks (excluding GIIPS) were $3.5 billion as at October 31, 2012, (October 31, 2011 – $5.0 billion), predominately related to issuers in the United Kingdom, Germany and France. Substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (SFT) (reverse repurchase agreements, repurchase agreements, and security lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and SFT are recorded on an accrual basis.

Undrawn commitments of $8.0 billion (October 31, 2011 – $7.9 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $4.5 billion as at October 31, 2012, (October 31, 2011 – $4.3 billion). As at October 31, 2012, issued letters of credit amounted to $3.1 billion with banks (October 31, 2011

Scotiabank Annual Report  2012      27

MANAGEMENT’S DISCUSSION AND ANALYSIS

– $3.4 billion). Undrawn commitments are detailed further by country in the table below.

The Bank’s indirect exposure, as detailed in Table 18 below, is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

–	letters of credit or guarantees from entities in European countries to entities in countries outside of Europe

Included in the indirect securities exposure was $385 million related to GIIPS; $37 million to United Kingdom; and $125 million to Germany. Indirect exposure by way of letters of credit totaled $1,068 million at October 31, 2012, (October 31, 2011 – $1,190 million); of which $196 million was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank has Euro-denominated collateral held for non-European counterparties of $507 million (October 31, 2011 – $698 million).

T18 Indirect exposures

	Undrawn Commitments		Indirect Exposure
($ millions)	October 31, 2012	October 31, 2011	October 31, 2012	October 31, 2011
Greece	$23	$38	$0	$0
Ireland	28	46	2	2
Italy	38	51	155	224
Portugal	0	2	0	56
Spain	231	189	423	537
Total GIIPS	$320	$326	$580	$819

U.K.	2,914	3,213	138	187
Germany	1,116	899	257	197
France	879	1,300	306	193
Netherlands	892	689	51	142
Switzerland	942	630	125	98
Other	907	889	206	331
Total Non-GIIPS	$7,650	$7,620	$1,083	$1,147
Total Europe	$7,970	$7,946	$1,664	$1,966

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS, as at October 31, 2012, the Bank had CDS protection on the funded exposure on only one Spanish corporation in the amount of $58 million. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry and country, with loan sales and credit derivatives used sparingly. In 2012, loans sales totaled $649 million, compared to $412 million in 2011. The largest volume of loans sales in 2012 related to loans in the food and beverage and telecom industries.

At October 31, 2012, credit derivatives used to mitigate exposures in the portfolios totaled $80 million (notional amount), compared to $92 million at October 31, 2011.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Gaming, hotels, media, and shipping portfolios are being closely managed.

Outlook

Despite continued slow economic growth globally, the quality of the Bank’s credit portfolio is expected to remain strong given our low exposure to areas and regions of concern and broad global diversification. Unless global economies weaken significantly and affect the Bank’s more insulated markets, the Bank’s loan loss ratio in 2013 is expected to climb modestly, primarily in International Banking. This arises from recent acquisitions, continued economic softness in the Caribbean and a change in business mix with growth in higher-spread consumer lending in certain international markets, resulting in a higher loan loss ratio in International Banking in 2013.

Fourth Quarter Review

Q4 2012 vs Q4 2011

Net income

Net income was $1,519 million in the fourth quarter, an increase of $362 million or 31% above the same quarter last year. The increase mainly reflected higher revenues, including the contributions of acquisitions, growth in earning assets and stronger trading revenues. These increases were partially offset by higher operating expenses and increased provision for credit losses.

Total revenue

Total revenue (TEB) of $4,938 million was $639 million or 15% higher than the same quarter last year, with significant increases in all three revenue categories. Net interest income rose from a wider core banking margin, mostly due to acquisitions, and higher volumes of core banking assets. Net fee and commission revenues were up due primarily to higher banking, underwriting and wealth management fees. The increase in other operating income was primarily from higher trading revenues, as well as a favourable change in the fair value of financial instruments used for asset/liability management.

Net interest income

Net interest income (TEB) was $250 million or 11% above the same period last year. This increase was a result of both a 7% increase in core banking assets and a nine basis point increase in the core banking margin. The former was from higher lending volumes across all business lines. The nine basis point widening of the margin was primarily from the acquisition of Banco Colpatria, partly offset by a narrower spread on Canadian currency personal deposits.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenue of $1,634 million was up $145 million or 10%. This increase was primarily from increased revenues from cards, deposit and payment services including the contribution from the acquisition of Banco Colpatria. Underwriting fees rose $39 million, and mutual fund fees were up $26 million, in both DundeeWealth and Scotia Funds.

Other operating income

Other operating income (TEB) was $720 million, a significant $244 million or 51% increase from the fourth quarter of the previous year. Most of this increase was from stronger trading revenues, particularly in fixed income. In addition, there was higher insurance underwriting income and a favourable change in the fair value of financial instruments used for asset/liability management.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Provision for credit losses

The provision for credit losses was $321 million in the fourth quarter compared to $281 million in the same period last year. This increase in provisions was due primarily to a decrease of $30 million in the collective allowance on performing loans last year, and higher provisions in International Banking this year.

Operating expenses and productivity

Operating expenses were $2,713 million in the fourth quarter, an increase of $224 million or 9% over the same quarter last year. Acquisitions accounted for approximately $123 million or 55% of the growth in expenses. The remaining increase was due mainly to higher salaries from annual pay increases and additional staff for business expansion, as well as higher performance-based compensation. Additionally, premises costs, technology and professional expenses rose, reflecting spending to support growth initiatives. Partially offsetting this increase were lower benefit costs due to actuarial revaluations of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, an improvement from 57.9% in the same quarter last year.

Taxes

The effective tax rate was 17.0% this quarter compared to 20.5% in the same quarter last year. The decrease was primarily due to a reduction in the statutory tax rate in Canada and the inclusion in last year’s results of a valuation allowance recorded against a deferred tax asset related to a loss on disposal of subsidiary operations in a prior year. These decreases were partially offset by lower tax recoveries in foreign subsidiaries and proportionately lower tax-exempt dividend income.

Q4 2012 vs Q3 2012

Net income

Net income was $1,519 million this quarter, down 26% compared to $2,051 million in the previous quarter. Last quarter’s results included an after-tax gain on sale of real estate in Toronto of $614 million. Adjusting for this, net income grew 6% quarter over quarter. The favourable impact of lower taxes and provisions was partly offset by higher operating expenses.

Total revenue

Total revenue (TEB) of $4,938 million fell $651 million or 12% from the prior quarter entirely due to last quarter’s real estate gain. The underlying increase of $76 million was driven by a slight rise in net interest income from a widening of the core banking margin, higher fee and commission revenues and increased gains on investment securities. These were partly offset by lower trading revenues.

Net interest income

Net interest income (TEB) rose $12 million to $2,584 million. This increase reflected growth in residential mortgages and personal lending. Partly offsetting were lower margins in Chile and in the fixed rate Canadian currency portfolio.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,634 million was $71 million or 5% higher. This increase was primarily from seasonally higher banking fees in Latin America, higher mutual fund revenues, brokerage commissions and underwriting and other advisory fees.

Other operating income

Other operating income (TEB) was $720 million, a reduction of $734 million from the prior quarter, almost entirely from the real estate gain in the third quarter. The remaining revenues were relatively flat as lower trading revenues (mainly in the fixed income and equity businesses) and the impact of the gain on sale of a leasing business in the prior quarter, were offset by higher gains on investment securities.

Provision for credit losses

The provision for credit losses of $321 million for the fourth quarter was down $81 million from last quarter. This was due to an increase of $100 million in the collective allowance on performing loans in the last quarter, partially offset by higher commercial provisions in Canadian Banking.

Operating expenses and productivity

Quarter over quarter, operating expenses were up $95 million or 4%, due mainly to higher levels of investment in revenue generating initiatives resulting in increased expenditures on advertising and business development, as well as growth in technology and professional expenses. This was partially offset by lower benefit costs due to actuarial revaluation of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, compared to 53.9% in the third quarter adjusted for the real estate gain last quarter.

Taxes

The effective tax rate this quarter was 17.0%, compared to 17.7% in the prior quarter. This quarter benefitted from tax recoveries, an increase in deferred tax assets due to changes in tax rates in a foreign subsidiary and proportionately higher tax-exempt income. Last quarter benefitted from lower taxes on the gain on sale of real estate and a decline in non-deductible expenses.

Summary of Quarterly Results

Quarterly Financial Highlights

For the three months ended

	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011	July 31 2012	April 30 2011	Jan. 31 2011
Total revenue ($ millions)	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298	$4,639	$4,148
Total revenue (TEB(1)) ($ millions)	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Net income ($ millions)	1,519	2,051	1,460	1,436	1,157	1,303	1,621	1,249
Basic earnings per share ($)	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
(1)	Refer to Non-GAAP measures on page 17.

Scotiabank Annual Report  2012      29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Bank reported four quarters of solid performance that can be attributed to a combination of acquisitions and organic growth.

Net interest income increased steadily during the year. Canadian core banking assets rose throughout the year, while foreign currency volumes fluctuated depending on the volumes of deposit with banks. Foreign currency loan volumes grew during the year primarily from the acquisition of Banco Colpatria, as well as widespread growth especially in Chile and Peru.

The Bank’s core banking margin fluctuated slightly on a quarterly basis, reflecting the timing of the acquisitions in Colombia and Uruguay, changes in the volumes of low yielding deposits with banks, and changes in the spreads of the Canadian fixed and floating rate portfolios.

Canadian Banking’s margin increased slightly in the first quarter but fell during the next two quarters to end the year unchanged from the fourth quarter of 2011. International Banking’s margin increased significantly during the first two quarters of 2012, reflecting the impact of acquisitions, rose modestly in the third quarter and then declined in the final quarter. Spreads in Global Banking and Markets corporate lending portfolio were relatively flat during the year.

Non-interest revenues reached record levels in 2012, primarily due to the gains on the sale of real estate assets and a non-strategic leasing business, and the ongoing revenues related to acquisitions. Net fee and commission revenues have continued to trend upward since the first quarter due mainly to higher fee-based revenues and strong growth in credit cards and payment volumes, as well as in mutual funds. Financial markets presented more opportunities for fixed income, equities, commodities, and precious metal trading throughout the year. The level of net gains on investment securities was impacted by the timing of write-downs on available-for-sale securities. Additionally, insurance revenues have trended upward reflecting solid growth in global insurance.

Loan losses were stable in the first half of the year and trended higher during the last two quarters reflecting acquisitions and asset growth. The third quarter included an increase in the collective allowance on performing loans.

Operating expenses steadily increased in 2012 in large part reflecting the effect of acquisitions this year. Premises expenses in the second half of the year rose as a result of the Scotia Plaza sale. The final quarter reflected increases driven by growth initiatives and project spending.

The effective tax rate ranged between 23% and 17% reflecting different levels of income earned in lower tax jurisdictions and lower taxes on real estate gains during the year.

An eight quarter trend in net income and other selected information is provided on page 89.

Financial Results Review – 2011 vs 2010 (Canadian GAAP)

In order to identify key business trends between 2010 and 2011, irrespective of the accounting basis applied, below are highlighted the Canadian GAAP results and related commentary.

For the year ended October 31, 2011 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking & Markets	Other	Total
Net interest income	$4,889	$3,988	$345	$1,066	$(1,018)	$9,270
Non-interest income	1,351	1,420	2,973	1,894	380	8,018
Total revenue	$6,240	$5,408	$3,318	$2,960	$(638)	$17,288
Provision for credit losses	590	485	2	29	(60)	1,046
Non-interest expenses	3,069	3,056	1,890	1,409	140	9,564
Income taxes	719	382	208	338	(237)	1,410
Net income	$1,862	$1,485	$1,218	$1,184	$(481)	$5,268
Net income attributable to non-controlling interests	4	60	29	–	–	93
Net income attributable to equity holders of the Bank	$1,858	$1,425	$1,189	$1,184	$(481)	$5,175

For the year ended October 31, 2010 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking & Markets	Other	Total
Net interest income	$4,919	$3,616	$339	$1,093	$(1,346)	$8,621
Non-interest income	1,302	1,323	1,864	2,086	309	6,884
Total revenue	$6,221	$4,939	$2,203	$3,179	$(1,037)	$15,505
Provision for credit losses	705	616	1	(43)	(40)	1,239
Non-interest expenses	2,974	2,662	1,221	1,195	130	8,182
Income taxes	772	504	165	677	(373)	1,745
Net income	$1,770	$1,157	$816	$1,350	$(754)	$4,339
Net income attributable to non-controlling interests	1	68	31	–	–	100
Net income attributable to equity holders of the Bank	$1,769	$1,089	$785	$1,350	$(754)	$4,239

Net income

Net income was $5,268 million in 2011, up $929 million or 21% from 2010. Diluted earnings per share (EPS) were $4.62, up 18% from $3.91 in 2010. The year over year foreign currency translation was negative $107 million, reducing EPS by 10 cents. Return on equity of 18.8% remained strong in 2011.

Effective November 1, 2010, the Bank adopted new Canadian accounting standards on Business Combinations, Consolidated

Financial Statements and Non-Controlling Interests. The adoption of these standards resulted in the recognition of acquisition-related gains of $286 million. The gains arose substantially from the accounting for the Bank’s acquisition of an additional ownership interest in DundeeWealth Inc. This additional investment was considered a step-acquisition and accounted for on a fair value basis. A gain of $260 million was recognized on the revaluation of the Bank’s original 19% investment in DundeeWealth. The remaining $26 million gain related to accounting for another acquisition, which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

non-monetary assets, resulting in a higher gain in income under the new standards. Under prior Canadian GAAP, $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized for the acquisition was $52 million.

Total revenues

In 2011, total revenues increased 11% from 2010 to $17,575 million (TEB), including the negative impact of foreign currency translation of $232 million and the $286 million acquisition-related gains.

Net interest income

Net interest income (TEB) rose $650 million to $9,557 million in 2011, notwithstanding the negative impact of foreign currency translation of $138 million. The increase was mainly from volume growth in Canadian Banking, higher contributions across International Banking, including acquisitions, and the lower cost of long-term wholesale funding.

Other income

Other income was $8,018 million in 2011, up $1,134 million or 16% from 2010 or 18% excluding the negative impact of foreign currency translation. The increase reflected $286 million acquisition-related gains and contribution from acquisitions of $744 million, offset by the significant decline in trading revenues year over year. There were also increases in securitization income, credit fees, card revenues and deposit-based fees, as well as, organic growth in mutual fund and brokerage revenues.

Provision for credit losses

The provision for credit losses was $1,046 million for 2011, down $193 million from 2010, primarily from reduction of specific provisions of $217 million. The 2010 provision included a reversal of the sectoral allowance of $49 million and a reduction of $40 million in the general allowance, while there was a $60 million reduction in the general allowance in 2011.

Non-interest expense

Non-interest expenses were $9,564 million in 2011, an increase of $1,382 million or 17% from 2010. This included the favourable impact of foreign currency translation of $87 million. Acquisitions contributed $651 million to the increase. The remaining growth was primarily in remuneration related expenses. Salary expenses were up from annual merit increases and ongoing growth initiatives. Pension and benefits rose primarily from changes in actuarial assumptions and plan asset values. Growth in advertising, premises, and technology reflects the Bank’s investment in expansion initiatives.

Provision for income taxes

The overall tax rate was 21.1% in 2011, down from 28.7% in 2010, due mainly to the non-taxable acquisition-related gains, a drop in the Canadian statutory tax rate, lower taxes in foreign subsidiaries and higher tax exempt income, partially offset by a future tax asset valuation allowance recorded this year.

Financial performance of Business lines

Canadian Banking

Canadian Banking’s net income was $1,862 million in 2011, $92 million or 5% higher than 2010. The year over year increase in net income was attributable to lower provisions for credit losses and income taxes, partly offset by higher non-interest expenses. Return on economic equity of 38.0% was in line with 2010.

Canadian Banking revenues were relatively flat in 2011 compared to 2010 as lower net interest income was offset by higher other income. The reduction in net interest income reflected a narrower margin as average earning assets grew by 6%. The main components of the increase in other income were higher fees from deposit and payment services, and growth in acceptance and card revenues.

International Banking

International Banking’s net income was a record $1,485 million in 2011, up $328 million or 28% from 2010. The business benefited from the favourable contribution from acquisitions, strong underlying revenue growth, and lower loan losses, offset in part by the $54 million adverse impact of a stronger Canadian dollar. Return on economic equity was 14.4% compared to 12.5% last year.

In International Banking, total revenues were up 9% in 2011, notwithstanding the $128 million negative impact from foreign currency translation year over year. Net interest income rose $372 million or 10% from both growth in average earning assets and a wider margin. Retail and commercial lending grew significantly with increases throughout the regions. The wider margin was a reflection of higher earnings from associated corporations as well as wider spreads in the Pacific region. The increase in other income was mainly from the contribution of acquisitions and higher credit-related activity in Peru. In addition, 2010 included a devaluation loss on the investment in a Venezuelan affiliate, while the 2011 year’s results included $79 million of negative goodwill related to recent acquisitions.

Global Wealth Management

Global Wealth Management reported net income of $1,218 million in 2011, up $402 million or 49% from $816 million in 2010. These results reflected a strong performance from the wealth management and insurance businesses. This increase also included a one-time acquisition-related gain of $260 million on the Bank’s initial investment in and subsequent increased ownership interest in DundeeWealth. Return on economic equity was 18.2% compared to 19.1% last year, due to the acquisition of DundeeWealth.

Total revenues in Global Wealth Management were up a substantial 51% in 2011, almost entirely in other income from the contribution of acquisitions. While the inclusion of revenues from DundeeWealth was the major component of this increase, fees were also higher in ScotiaFunds, Mexico and Chile and full service brokerage and there was growth in insurance revenues.

Global Banking and Markets

Global Banking and Markets reported net income of $1,184 million in 2011, a decline of $166 million or 12% from 2010. 2011’s results were adversely impacted by challenging market conditions, particularly in the second half of 2011, which reduced revenues. Expenses increased due to implementation of growth initiatives and there were also higher provisions for loan losses. Provisions for taxes were lower year over year mainly reflecting a higher level of tax-exempt income and recoveries this year. Return on economic equity was 21.2% compared to 20.4% last year.

In 2011, Global Banking and Markets’ total revenues fell $219 million or 7% from 2010, most of which was in other income. Net interest income fell $27 million in 2011, due primarily to a decline in corporate loan volumes which was partly offset by higher spreads. The reduction in other income was mainly in trading revenues due to challenging market conditions in the latter half of the year. The decline was partially offset by stronger precious metals and foreign exchange trading, higher net gains on securities and increased investment banking revenues and credit fees.

Other

The Other segment had a net loss of $481 million in 2011, compared to a net loss of $754 million in 2010. Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments,

Scotiabank Annual Report  2012      31

MANAGEMENT’S DISCUSSION AND ANALYSIS

which are reported on a taxable equivalent basis. The elimination was $287 million in 2011, compared to $286 million in 2010.

Net interest income was negative $1,018 million in 2011, compared to negative $1,346 million in 2010. The improvement was due to the increase in short-term wholesale rates used for transfer pricing with the business segments, lower long-term funding costs, and a favourable change in the fair value of financial instruments used for asset/liability management purposes. Other Income was $380 million in 2011, compared to $309 million last year. The increase was mainly attributable to higher securitization revenues.

Financial Position 2011 vs. 2010 (Canadian GAAP)

Total assets

The Bank’s total assets at October 31, 2011 were $575 billion, up $49 billion from 2010. Excluding the negative impact of foreign currency translation total assets rose $54 billion or 10% in 2011.

In 2011, cash resources grew by $8 billion, due to increases in interest bearing deposits with banks and precious metals. Securities purchased under resale agreements increased by $7 billion in line with expansion of the fixed income business in Global Banking and Markets.

Total securities were up $3 billion from October 31, 2010, mainly in available-for-sale securities. Available-for-sale securities increased by $5 billion in 2011 from holdings of NHA mortgage-backed securities related to the mortgages securitized and retained by the Bank, and foreign government debt.

The Bank’s loan portfolio increased $14 billion from 2010, or $17 billion or 6% excluding the negative impact of foreign currency translation. The increase was primarily in Business and government loans which rose $12 billion in 2011 due mainly to growth in Latin America, including new acquisitions in Uruguay and Brazil, and growth in Asia and ScotiaMocatta from increased volumes and gold prices. Residential mortgages increased $3 billion.

Total liabilities

Total liabilities were $542 billion as at October 31, 2011, up $43 billion from 2010. Excluding the negative impact of foreign currency translation, total liabilities rose $49 billion or 10%.

Total deposits increased by $35 billion in 2011, net of foreign currency translation of $4 billion. Business and government deposits grew by $31 billion, mainly in the U.S. Personal deposits increased by $4 billion, primarily from growth in high interest savings accounts in Canada and the acquisition in Uruguay.

In 2011, obligations related to securities sold under repurchase agreements grew by $6 billion. Derivative instrument liabilities increased by $9 billion, which was similar to the increase in derivative instrument assets. Partially offsetting this growth was a $6 billion decrease in obligations related to securities sold short.

Shareholders’ equity

Total shareholders’ equity increased $5,190 million from 2010. The increase was driven by internal capital generation of $2,759 million, the issuance of common shares of $1.8 billion and preferred shares of $409 million for the purchase of DundeeWealth, as well as $783 million common shares issued through the Dividend Reinvestment Plan and the exercise of options. Partially offsetting this growth was an increase of $667 million in accumulated other comprehensive loss.

32      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

GROUP FINANCIAL CONDITION

C19 Loan portfolio

loans & acceptances, $ billions, as at October 31

C20 Deposits

$ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2012 were $668 billion, up $74 billion or 12% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $10 billion, due mainly to increases in interest bearing deposits with central banks in the U.S. and the United Kingdom.

Precious metals rose $3 billion and securities purchased under resale agreements increased by $13 billion.

Trading assets

Trading assets increased $12 billion from October 31, 2011, primarily in trading securities which were up $12 billion from higher holdings of U.S. and other foreign government debt, and common equities.

Investment securities

Investment securities grew by $3 billion due mainly to increased holdings of U.S. and other foreign government debt, partially offset by reduced holdings of Canadian government debt.

As at October 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $891 million, an increase of $155 million from October 31, 2011. The change was due mainly to increases in the values of corporate bonds and equities.

Loans

Loans increased $37 billion or 11% from October 31, 2011. Business and government loans rose $19 billion due primarily to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets, mainly investment grade corporate loans in the U.S. and Europe. In retail lending, residential mortgages increased $14 billion due primarily to growth in Canada. Personal and credit card loans rose $5 billion due mainly to Banco Colpatria and growth in Canada.

Liabilities

Total liabilities were $627 billion as at October 31, 2012, up $64 billion or 11% from October 31, 2011.

T19 Condensed statement of financial position

As at October 31 ($ billions)	2012	2011	Opening as at November 1, 2010
Assets
Cash, deposits with banks and precious metals	$67.2	$54.5	$46.7
Trading assets	87.6	75.8	73.4
Securities purchased under resale agreements	47.3	34.6	27.9
Investment securities	33.4	30.2	31.4
Loans	364.8	327.6	308.0
Other	67.7	71.7	56.6
Total assets	$668.0	$594.4	$544.0

Liabilities
Deposits	$463.6	$421.3	$384.3
Obligations related to securities sold under repurchase agreements	56.9	38.2	32.8
Other liabilities	94.6	93.8	90.4
Subordinated debentures	10.1	6.9	6.9
Capital instrument liabilities	1.4	2.0	2.4
Total liabilities	$626.6	$562.2	$516.8

Equity
Common equity	35.3	26.3	21.7
Preferred shares	4.4	4.4	4.0
Other(1)	1.7	1.5	1.5
Total equity	$41.4	$32.2	$27.2
Total liabilities and shareholders’ equity	$668.0	$594.4	$544.0

(1)	Includes non-controlling interests of $1.7 billion in 2012 and $1.5 billion in 2011 and November 1, 2010.

Scotiabank Annual Report  2012      33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Deposits

Total deposits increased by $42 billion. Personal deposits grew by $5 billion primarily from growth in deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due mainly from growth in the U.S. and Canada as well as the inclusion of Banco Colpatria. Deposits by banks increased $9 billion in the U.S. and Asia.

Other Liabilities

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $19 billion and $3 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total equity increased $9,139 million from October 31, 2011. This increase was driven by internal capital generation of $3,557 million, the issuance of common shares of $4,803 million including public offerings of $3,329 million, and $518 million for the purchase of Banco Colpatria, as well as $956 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $466 million due to higher unrealized gains on available-for-sale securities, improvements in unrealized foreign exchange losses on the Bank’s investments in its foreign operations, and lower unrealized losses on cash flow hedges.

Non-controlling interests

Non-controlling interests in subsidiaries increased $340 million due mainly to the acquisition of Banco Colpatria and current period net income attributable to non-controlling interests. Non-controlling interests capital instrument equity holders decreased $97 million due mainly to distributions.

Outlook

Assets and deposits are expected to continue to grow in 2013. Growth is expected across all business lines although residential mortgages in Canada are expected to grow at a slower rate in 2013 than in 2012.

Capital Management

Overview

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk

Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets, is detailed in the Risk Management section “Risk appetite framework” on page 57. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. In addition, the Bank assesses its capital adequacy in the context of its current position and in relation to its expected future risk profile and position. The capital adequacy assessment considers the impact of various stress scenarios on the Bank’s current and future capital position. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes consideration of the results of enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital. These results are used in capital planning and strategic decision-making.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 55 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

34      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory capital

Capital adequacy standards for Canadian banks is regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI).

These standards are consistent with international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists primarily of two components – Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors. Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains and losses on available-for-sale debt securities and cash flow hedges), non-cumulative preferred shares, innovative Tier 1 instruments and non-controlling interests, less various capital deductions. Tier 2 capital consists mainly of subordinated debentures and the eligible allowances for credit losses, less prescribed capital deductions. Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Regulatory capital and risk-weighted assets are determined in accordance with the capital framework based on the International Convergence of Capital Measurement and Capital Standards, commonly known as Basel II. Under this framework, the computation of risk-weighted assets aligns risk weight parameters with the individual risk profile of banks. As well, the Bank implemented the new market risk capital rules, commonly known as Basel 2.5, in 2012.

Risk-weighted assets are calculated for credit, market and operational risks.

•

Credit Risk: There are two main methods for computing credit risk: a standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation.

Users of the Advanced Internal Ratings Based Approach (AIRB) are required to demonstrate that they have sophisticated risk management systems for the calculation of credit risk regulatory capital and obtain OSFI approval for the use of this approach. The Bank applies the AIRB approach for material Canadian, U.S. and European portfolios, and since November 1, 2010, for a significant portion of international corporate and commercial portfolios. The Bank applies the standardized approach for all other portfolios. In 2013, the Bank will implement the AIRB approach for its Caribbean Retail portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future.

•	Market Risk: The Bank uses both internal models and standardized approaches to calculate market risk capital. Refer to page 65 in the Market Risk section for more details on market risk capital.

•	Operational Risk: The Bank uses the Standardized Approach to calculate operational risk capital requirements.

C21 Tier 1 capital

%, as at October 31

All amounts 2011 and prior are under CGAAP.

C22 Tangible common equity

%, as at October 31

All amounts 2011 and prior are under CGAAP.

C23 Dividend growth

dollars per share

C24 Internally generated capital

$ billions, for years ended October 31

All amounts 2011 and prior are under CGAAP.

C25 Total economic capital by business line

as at October 31, 2012

Scotiabank Annual Report  2012      35

MANAGEMENT’S DISCUSSION AND ANALYSIS

T20 Regulatory capital

	IFRS		CGAAP(1)

As at October 31 ($ millions)	2012		2011	2010	2009	2008
Tier 1 capital
Common shareholders’ equity included in regulatory capital(2)	$34,755		$27,932	$23,199	$20,945	$20,197
Adjustment for transition to measurement base under IFRS	322		–	–	–	–
Innovative capital instruments	2,150		2,900	3,400	3,400	2,750
Non-cumulative preferred shares	4,384		4,384	3,975	3,710	2,860
Non-controlling interests in subsidiaries	966		640	579	554	502
Less: Goodwill	(5,239)		(4,377)	(3,050)	(2,908)	(2,273)
Other capital items(3)	(2,902)		(2,990)	(2,769)	(2,051)	(773)
	$34,436		$28,489	$25,334	$23,650	$23,263
Tier 2 capital
Subordinated debentures(4)	8,893		5,723	5,790	5,833	4,227
Trust subordinated notes	1,000		1,000	1,000	1,000	1,000
Eligible amounts of general allowance(5)	454		353	574	570	534
Net unrealized equity gains(6)	305		152	176	6	–
	$10,652		$7,228	$7,540	$7,409	$5,761
Less: other capital deductions(7)	$(2,895)		$(3,184)	$(3,275)	$(2,471)	$(1,177)
Total capital	$42,193		$32,533	$29,599	$28,588	$27,847

Risk-weighted assets ($ billions)
Credit risk	210.0		200.8	180.5	187.8	214.5
Market risk	13.8		5.9	10.5	11.4	15.5
Operational risk	29.5		27.3	24.0	22.4	20.6
Total risk-weighted assets	$253.3		$234.0	$215.0	$221.6	$250.6

Capital ratios
Tier 1 capital ratio	13.6	%(8)	12.2%	11.8%	10.7%	9.3%
Total capital ratio	16.7	%(8)	13.9%	13.8%	12.9%	11.1%
Assets-to-capital multiple	15.0		16.6	17.0	16.6	18.0

(1)	Prior period amounts have not been restated as they represent the actual amounts in that period for regulatory purposes.
(2)	Balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.
(3)	Comprised of net after-tax losses on available-for-sale equity securities, 50/50 deduction of certain investments in associated corporations, non-qualifying intangibles and other items.
(4)	Net of amortization.
(5)	Eligible general allowances in excess of expected losses for advanced internal ratings based exposures and the allocated portion for standardized exposures can be included in capital, subject to certain limitations.
(6)	Net unrealized gains (after-tax) on available-for-sale equity securities.
(7)	Comprised of investments in insurance entities, 50/50 deduction of certain investments in associated corporations and other items.
(8)	Excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada, Tier 1 and Total Capital ratios are 12.9% and 16.0% respectively.

T21 Changes in regulatory capital

	IFRS	CGAAP(1)

For the fiscal years ($ millions)	2012	2011	2010	2009	2008
Total capital, beginning of year	$32,533	$29,599	$28,588	$27,847	$22,981
Internally generated capital
Net income attributable to equity holders of the Bank	6,243	5,175	4,239	3,547	3,140
Preferred and common share dividends	(2,713)	(2,416)	(2,224)	(2,176)	(2,003)
	$3,530	$2,759	$2,015	$1,371	$1,137
External financing
Subordinated debentures(2)	3,250	(67)	(43)	1,606	2,775
Trust subordinated notes	–	–	–	–	–
Preferred shares	–	409	265	850	1,225
Innovative capital instruments	(750)	(500)	–	650	–
Common shares and other reserves	4,873	2,657	829	1,117	263
Purchase of shares – premium on redemption	–	–	–	–	(37)
	$7,373	$2,499	$1,051	$4,223	$4,226
Other
Net after-tax unrealized gains/losses on available-for-sale equity securities	58	(24)	170	201	(493)
Net unrealized foreign exchange translation gains (losses)	168	(654)	(590)	(1,736)	2,368
Non-controlling interests in subsidiaries	339	61	24	52	5
Other(3)	(1,808)	(1,707)	(1,659)	(3,370)	(2,377)
	$(1,243)	$(2,324)	$(2,055)	$(4,853)	$(497)
Total capital generated	$9,660	$2,934	$1,011	$741	$4,866
Total capital, end of year	$42,193	$32,533	$29,599	$28,588	$27,847

(1)	Prior period amounts have not been restated as they represent the actual amounts in that period for regulatory purposes.
(2)	Net of amortization.
(3)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, non-qualifying intangibles, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings. For fiscal 2012, includes impact of adoption of IFRS.

36      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Tier 1 capital

Tier 1 capital rose to $34.4 billion, an increase of $5.9 billion over last year primarily due to:

•	Growth in retained earnings of $3.6 billion;

•	Common share issuances of $3.8 billion to support acquisitions of Banco Colpatria, ING Direct Canada, and the future acquisition of Bank of Guangzhou; and

•	Capital issuance of $1.0 billion through the Dividend Reinvestment Plan and employee option plans.

These were partially offset by:

•	the regulatory phase-in of the retained earnings impact of the transition to IFRS of $1.3 billion
•	the Bank’s redemption of $750 million of capital instruments – trust securities

Over the past five years, the Bank’s level of internal capital generation has been consistently strong. The Bank has generated $10.8 billion of internal capital, notwithstanding an annualized increase in dividends of 4.7% during this period.

Tier 2 capital

Tier 2 capital increased by $3.7 billion to $7.8 billion in 2012, mainly from issuances of subordinated debentures of $3.3 billion primarily to replace redeemed or maturing capital instruments.

Risk-weighted assets

Risk-weighted assets increased by $19 billion over the prior year to $253 billion. This increase was due primarily to the implementation of the new Basel market risk framework, the Bank’s acquisition of Banco Colpatria and volume growth in business, retail loans and off balance sheet commitments.

Regulatory capital ratios

In 2012, both of the Bank’s regulatory capital ratios remained strong as a result of prudent capital management and consistently solid earnings. Tier 1 and Total capital ratios as at year end were 13.6% and 16.7%, or 12.9% and 16.0%, excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada, which closed on November 15, 2012.

These ratios continued to be well in excess of OSFI’s minimum capital ratios of 7% and 10% and were strong by international standards. In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets to capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2012, the Bank’s ACM of 15.0:1 was well below the regulatory maximum thresholds.

T22 Selected capital management activity

For the fiscal years ($ millions)	2012	2011	2010
Dividends
Common	$2,493	$2,200	$2,023
Preferred	220	216	201
Common shares issued(1)(2)	4,803	2,586	804
Preferred shares issued(3)	–	409	265
Subordinated debentures issued(4)	3,250	–	–
Repurchase and redemption of subordinated debentures(4)	(20)	–	(11)
Issuance/(redemption) of trust securities(5)	(750)	(500)	–

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	For further details, refer to Note 26 of the Consolidated Financial Statements.
(3)	For further details, refer to Note 27 of the Consolidated Financial Statements.
(4)	For further details, refer to Note 22 of the Consolidated Financial Statements.
(5)	For further details, refer to Note 23 of the Consolidated Financial Statements.

Tangible common equity ratio

Tangible common equity (TCE) is generally considered to be an important measure of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. At year end, the Bank’s TCE ratio remained strong at 11.3%, or 10.6%, excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to objective vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

The major risk categories included in economic capital are:

•

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. Measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate or commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations among them, and their levels of volatility. Exposure is measured based on the internal VaR and incremental risk models used in the trading book; the VaR on the Bank’s structural interest rate risk, structural foreign exchange risk, and equity market risk; and embedded options risk.

•

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Measurement is based on the distribution of the Bank’s actual losses, supplemented with external loss data where needed.

•

Other risks includes additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk. The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines, refer to non-GAAP measures, page 17. Chart 25 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Scotiabank Annual Report  2012      37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 23. Further details, including exchangeability features, are discussed in Notes 22, 23, 26 and 27 of the Consolidated Financial Statements.

T23 Shares and other instruments

As at October 31, 2012 Share data	Amount ($ millions)	Dividend	Coupon (%)	Number outstanding (000s)
Common shares(1)	$13,139	$0.57	–	1,184,369
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25%	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Distribution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(13)	$–	$–	–	–
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(12)	750	31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12)	650	39.01	7.802	650

Trust subordinated notes		Amount ($ millions)	Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(14)		$1,000	5.25%	1,000

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)(16)				23,115

(1)	Dividends on common shares are paid quarterly. As at November 23, 2012, the number of outstanding common shares and options was 1,184,648 thousand and 23,035 thousand, respectively. This includes 10 million common shares issued on January 17, 2012 as consideration for the acquisition of Banco Colpatria, 33 million and 33.35 million common shares issued under public offering on February 9, 2012 and September 7, 2012, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the Consolidated Financial Statements for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 23 of the Consolidated Financial Statements for further details).
(13)	On June 30, 2012, Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities – Series 2002-1. An insignificant amount of these securities were converted into Preferred Share Series W and were redeemed by the Bank on July 29, 2012.
(14)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 22 of the Consolidated Financial Statements for further details).
(15)	Included are 4,629 thousand stock options with Tandem Stock Appreciation Right (Tandem SAR) features.
(16)	During 2012, certain employees voluntarily renounced 6,739 thousand Tandem SARs while retaining their corresponding option for shares.

38      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Basel III Capital

In December 2010, the Basel Committee on Banking Supervision (BCBS) published changes to the regulatory requirements that affect financial institutions. The reforms include a number of changes to the existing capital rules and the introduction of a global liquidity standard.

These new global standards, referred to as ‘Basel III’, aim to increase the quantity and quality of the capital base to better absorb losses and are intended to increase the resilience of the banking sector at times of stress. The new rules place a greater emphasis on common equity and a more restrictive definition of other qualifying capital instruments. OSFI has since issued guidelines, reporting requirements and disclosure guidance consistent with the Basel III reforms put forth by the BCBS.

The key changes in Basel III are:

•	Increased capital requirements:

–	The predominant form of Tier 1 capital must be common shareholders’ equity;

–	Deductions will be applied at the level of common equity; and

–	Higher minimum capital requirements.

•	Increased the type and amount of deductions;

•	Increased counterparty credit risk capital requirements;

•	Introduction of an internationally harmonized leverage ratio that is an expansion of OSFI’s existing assets-to-capital multiple; and

•	Capital conservation and countercyclical buffers above the regulatory minimum.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 5 years. As of January 2019, the banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%. The minimum leverage ratio (capital as a ratio of adjusted total assets) will be 3%. Overall, the Basel III rules will increase regulatory deductions from common equity and result in higher risk-weighted assets for the Bank.

However, OSFI expects Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions, and achieve a minimum 7% common equity target, by the first quarter of 2013. Based on the Bank’s analysis and assumptions, as at October 31, 2012, its Basel III fully implemented common equity Tier 1 ratio was 8.6%. The ING Direct Canada acquisition which closed on November 15, 2012, will reduce the common equity Tier 1 ratio by approximately 85 basis points.

Furthermore, on January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These requirements are effective on January 1, 2013 for Canadian banks. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. All of the Bank’s current preferred shares, capital instruments and subordinated debentures do not meet these additional criteria and will be subject to phase-out commencing January 2013. Certain innovative Tier 1 capital instruments issued by the Bank contain regulatory event redemption rights. The Bank has no present intention of invoking any regulatory event redemption features in these capital instruments. However, the

Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

During the year, the BCBS issued the rules on the assessment methodology for global systemically important banks (G-SIBs) and their additional loss absorbency requirements. In their view, additional policy measures for G-SIBs is required due to negative externalities (i.e., adverse side effects) created by systemically important banks which are not fully addressed by current regulatory policies. The assessment methodology for G-SIBs is based on an indicator-based approach and comprises five broad categories: size, interconnectedness, lack of readily available substitutes, global (cross-jurisdictional) activity and complexity. Additional loss absorbency requirements may range from 1% to 3.5% Common Equity Tier 1 depending upon a bank’s systemic importance and will be introduced in parallel with the Basel III capital conservation and countercyclical buffers from 2016 through to 2019. Scotiabank is not designated as a G-SIB.

Since similar externalities can apply at a domestic level, the BCBS extended the G-SIBs framework to domestic systemically important banks (D-SIBs) focusing on the impact that a distress or failure would have on a domestic economy. Given that the D-SIB framework complements the G-SIB framework, the Committee considers that it would be appropriate if banks identified as D-SIBs by their national authorities are required by those authorities to comply with the principles in line with phase-in arrangements for the G-SIB framework, i.e., January 2016. At present, OSFI has not identified which Canadian banks it classifies as D-SIBs nor has it provided amounts or implementation timelines of the higher loss absorbency requirement.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividend twice in 2012. The annual dividend payout in 2012 was $2.19, compared to $2.05 in 2011. Dividends have risen at a compound annual rate of 11.6% over the past 10 years.

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa1 by Moody’s and AA- by each of Standard and Poor’s and Fitch. Both Moody’s and Standard and Poor’s have put the Bank’s credit ratings on review for possible downgrade, along with a number of other Canadian banks. These changes are not unique to the Bank. Rather, they reflect those rating agencies’ views related to macro-economic issues including consumer debt levels, elevated housing prices in Canada and system-wide downside risks to the economic environment.

Outlook

The Bank will continue to strengthen its capital position in 2013. Capital will be prudently managed to support organic growth initiatives, selective acquisitions and evolving regulatory changes, while enhancing shareholder returns. The Bank expects to remain well above the fully implemented Basel III common equity Tier 1 ratio of 7% as required by OSFI.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs), securitizations and guarantees and other commitments.

Scotiabank Annual Report  2012      39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Special purpose entities (SPEs)

Arrangements with SPEs include SPEs that are used to provide a wide range of services to customers, such as SPEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

All SPEs are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the SPEs that are used to provide services to customers, the Bank does not guarantee the performance of the SPE’s underlying assets, and does not absorb any related losses. For other SPEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a SPE.

Consolidated SPEs

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles and consolidates these SPEs in the Bank’s Consolidated Financial Statements.

As at October 31, 2012, total assets of consolidated SPEs were $31.2 billion, compared to $22.3 billion at the end of 2011. The increase was due primarily to additional assets held by Scotia Covered Bond Trust in support of new issuances of Scotia Covered Bonds, additional assets held by the Bank’s U.S. multi-seller conduit, net of the reduction due to redemption of capital instruments. More details of the Bank’s consolidated SPEs are provided in Note 14(a) to the Consolidated Financial Statements on pages 138 and 139.

Unconsolidated SPEs

There are two primary types of association the Bank has with unconsolidated SPEs:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $20 million and $14 million in 2012 and 2011, respectively, from certain SPEs in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated SPEs, including details of liquidity facilities and maximum loss exposure by SPE category is provided below and in Note 14(b) to the Consolidated Financial Statements on pages 139 and 140.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees,

program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $13 million in 2012, compared to $10 million in 2011. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Under IFRS, exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.5 billion as at October 31, 2012 (October 31, 2011 – $2.4 billion). The year-over-year increase was due to growth in client business. As at October 31, 2012, total commercial paper outstanding for the Canadian-based conduits was $2.6 billion (October 31, 2011 – $1.7 billion) and the Bank held less than 0.2% of the total commercial paper issued by these conduits. Table 24 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2012 and 2011, by underlying exposure.

Approximately 9% of the funded assets were externally rated AAA as at October 31, 2012, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2012. Approximately 76% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates one year. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

T24 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

	2012			2011

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,097	$619	$2,716	$1,318	$539	$1,857
Trade receivables	135	120	255	184	142	326
Canadian residential mortgages	406	104	510	174	30	204
Retirement savings plan loans	–	–	–	21	–	21
Total(3)	$2,638	$843	$3,481	$1,697	$711	$2,408

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

40      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Structured finance entities

The Bank has interests in SPEs used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $1,826 million as at October 31, 2012, (October 31, 2011 – $3,023 million). The year-over-year decrease reflects paydowns in line with maturity of the underlying assets.

Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT). The sale of such mortgages does not qualify for derecognition with the exception of sale of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,755 million as at October 31, 2012, compared to $1,986 million last year. The transferred mortgages sold to CHT continue to be recognized on balance sheet along with the secured borrowings. More details have been provided in Note 12 to the consolidated financial statements on Page 137.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2012, these amounted to $22.1 billion, compared to $21.2 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met.

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2012, these commitments amounted to $110 billion, compared to $108 billion last year. Approximately half of these commitments are short-term in nature, with remaining terms to maturity of less than one year.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $445 million in 2012, compared to $436 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 38 to the Consolidated Financial Statements on pages 165 to 166.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the Consolidated Financial Statements (see pages 113 and 115).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 55 to 71. In addition, Note 39 to the Consolidated Financial Statements on pages 167 to 176 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 or 200 basis point increase or decrease in interest rates on annual income, and the economic value of

Scotiabank Annual Report  2012      41

MANAGEMENT’S DISCUSSION AND ANALYSIS

shareholders’ equity, as described on page 63. For trading activities, the table on page 65 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 14% (2011 – 12%) had a term to maturity greater than five years.

Note 9 to the Consolidated Financial Statements (see pages 128 to 132) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 6 to the Consolidated Financial Statements (see pages 122 to 126) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $3,618 million as at October 31, 2012, (October 31, 2011 – favourable $2,554 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the fair value over book value arose mainly from changes in interest rates. Fair value estimates are based on market conditions as at October 31, 2012, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on pages 72 to 76.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 8 to the Consolidated Financial Statements (see page 127). These designations were made primarily to significantly reduce accounting mismatches.

Selected credit instruments

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities represent approximately less than 0.1% of the Bank’s total assets as at October 31, 2012, and are shown below in Table 21. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at October 31, 2012, and are shown in Table 25.

T25 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2012				2011
	Non-trading portfolio		Trading portfolio		Non-trading portfolio		Trading portfolio
Canadian NHA mortgage-backed securities(1)	$–		$353		$11		$396
Commercial mortgage-backed securities		3(2)	24	(3)	3	(2)	18	(3)
Other residential mortgage-backed securities	123		228		138		–
Total	$126		$604		$152		$414

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate primarily to non-Canadian properties.
(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.

Montreal Accord Asset-Backed Commercial Paper (ABCP)

As a result of the Montreal Accord ABCP restructuring in the first quarter of 2009, the Bank received longer-dated securities which were classified as available-for-sale. Approximately 45% of the new notes were A-rated Class A-1 notes and 36% were BBB (low)-rated A-2 notes. The Bank’s carrying value of $167 million represents approximately 74% of par value. During the fourth quarter the Bank sold substantially all of the notes to third parties and recorded a pretax gain of $13 million. The remaining notes outstanding were insignificant.

As part of the restructuring, the Bank participated in a margin funding facility, which was recorded as an unfunded loan commitment. The Bank’s portion of the facility is $197 million, it is currently undrawn.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.

Cash-based CDOs and CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans. Synthetic CDOs and CLOs continue to be classified as available-for-sale securities, with all changes in fair value attributed to the embedded credit derivative reflected in net income.

As at October 31, 2012, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $821 million (October 31, 2011 – $867 million). The fair value was $717 million (October 31, 2011 – $637 million). None of these cash-based CDOs and CLOs are classified as impaired. Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, without any U.S. mortgage-backed securities.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $23 million as at October 31, 2012, (October 31, 2011 – $99 million).

42      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

During the year, the Bank recorded a pre-tax gain of $24 million in net income for changes in fair value of synthetic CDOs and CLOs (2011 – pre-tax gain of $5 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads in the prior year and the maturity of certain CDOs in 2012.

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 26 below.

T26 Collateralized debt obligations (CDOs)

	2012		2011

As at October 31 Outstanding ($ millions)	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$2,793	$(156)	$2,941	$(627)
CDOs – purchased protection	$2,374	$202	$1,916	$462

The change in the notional amounts of the CDO sold protection is due mainly to trades that were unwound with counterparties during the year. The change in the notional amounts of CDO purchased protection is due mainly to restructuring of transactions arising from consolidation of a special purpose entity. The change in fair value of CDOs was due to tightening in credit spreads that occurred in the second half of the year. Based on positions held at October 31, 2012, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $1.7 million in net income.

Over 61% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Exposure to monoline insurers

The Bank has insignificant direct and indirect exposure to monoline insurers. The Bank has exposures of $0.2 billion (October 31, 2011 – $0.5 billion) in the form of monoline guarantees, which provide enhancement to either the issuers of securities or facilities which hold such securities. These exposures were primarily composed of $0.1 billion (October 31, 2011 – $0.4 billion) of guarantees by two monolines on a portion of the diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit, a consolidated SPE. As at October 31, 2012, the two monoline insurers were rated non-investment grade by external rating agencies.

Other

As at October 31, 2012, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, and investments in structured investment vehicles.

Scotiabank Annual Report  2012      43

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

CANADIAN BANKING

Canadian Banking had record net income in 2012, earning $1,938 million, an increase of $268 million or 16% over last year. This was driven by solid asset and deposit growth in all businesses, initiative-driven growth in card revenues, higher deposit fees and higher Commercial Banking fee income. Partly offsetting was continued margin pressure due to the low interest rate environment. There was a significant improvement in the provisions for credit losses, and operating expenses were well controlled.

INTERNATIONAL BANKING

International Banking reported higher earnings in 2012, with net income of $1,734 million, an increase of $267 million or 18% from last year. Solid revenue growth of 21% was driven by acquisitions and substantial organic loan and good deposit growth in the Latin American and Asia regions. Provisions for credit losses rose by $104 million due to asset growth including the impact of acquisitions. Expenses were up 21% due mainly to acquisitions, with the remaining growth relating to inflationary increases and growth initiatives.

GLOBAL WEALTH MANAGEMENT

Global Wealth Management reported net income of $1,170 million, reflecting a decrease of $85 million or 7% compared to the previous year which included a $260 million acquisition related gain from the purchase of DundeeWealth. Excluding the impact of this prior year gain, earnings increased $175 million or 18% driven by strong organic growth and acquisitions. Insurance and Wealth Management both experienced higher revenues during the year, the latter due to solid growth in AUA / AUM.

GLOBAL BANKING AND MARKETS

Global Banking & Markets reported earnings of $1,492 million in 2012. This was up $234 million or 19% above last year primarily as a result of strong performances in the fixed income, equities, commodities and precious metals businesses. Provisions for credit losses were lower by $3 million in 2012, and operating expense growth was well controlled at 3%.

C26 Canadian Banking net income $ millions	C27 International Banking net income $ millions	C28 Global Wealth Management net income $ millions	C29 Global Banking and Markets net income $ millions

Business Segment Reporting Changes

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

In 2012, the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank’s consolidated results. The changes were in the following key areas:

•

Funds transfer pricing – A funds transfer pricing methodology is used to allocate interest income and expense by product to each business line and the Other segment. The methodology was changed from applying short-term rates for transfer pricing of assets and liabilities, to applying rates that match the contractual and behavioural maturities of the assets and liabilities in each business line (matched maturity transfer pricing). This change in the methodology mostly impacted the results of Canadian Banking, Global Wealth Management, and the Other segment. International Banking and Global Banking and Markets were less impacted.

•

Revenue and cost sharing arrangements between Canadian and International Banking and Global Wealth Management –  The methodologies for revenue and cost sharing were modified between Global Wealth Management and the two business lines that facilitate the sale and distribution of wealth products. The methodologies were enhanced to ensure that the other business lines are appropriately incented and compensated for their cross-sell activities.

•

Tax normalization – To ensure the reasonability of the effective tax rate for the business lines, the net income from associated corporations, is now adjusted to normalize for taxes. The offset is in the Other segment. There is no impact on the overall Bank’s result.

•

Global Transaction Banking (GTB) allocations – GTB business that is serviced in Canadian Banking branches but is attributed to and included in Global Banking and Markets was previously reported as a single line item in net interest income. It is now included on a line-by-line basis, with no overall impact on net income. In addition, certain GTB product revenues have now been attributed to Global Banking and Markets.

44      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

The prior year’s amounts have been restated to reflect the revised methodologies. The key changes from applying the new methodology are reflected below:

For the year ended October 31, 2011 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net income (revised)	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income (previously reported)	1,836	1,485	1,226	1,232	(449)	5,330
Change	$(166)	$(18)	$29	$26	$129	$–
Comprised
Matched maturity	(194)	(25)	73	17	129	–
Revenue/Cost sharing	37	7	(44)	–	–	–
Global Transaction Banking	(9)	–	–	9	–	–
	$(166)	$(18)	$29	$26	$129	$–

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

• Net income • Return on economic equity	• Productivity ratio • Loan loss ratio	• Employee engagement

T27 2012 financial performance

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$4,756	$4,468	$502	$792	$(515)	$10,003
Net fee and commission revenues	1,477	1,299	2,469	1,246	(217)	6,274
Net income / (loss) from investments in associated corporations	4	384	210	1	(157)	442
Other operating income(2)	50	347	392	1,543	650	2,982
Total revenue(2)	6,287	6,498	3,573	3,582	(239)	19,701
Provision for credit losses	506	613	3	30	100	1,252
Operating expenses	3,152	3,687	2,067	1,519	(22)	10,403
Provision for income taxes(2)	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interest
Non-controlling interests in subsidiaries	2	169	25	2	–	198
Capital instrument equity holders	–	–	–	–	25	25
Net income attributable to equity holders of the bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
Return on economic equity(3) (%)	39.1%	12.3%	14.5%	27.9%	N/A	19.7%
Total average assets ($ billions)	$225	$109	$14	$219	$93	$660
Total average liabilities ($ billions)	$150	$70	$16	$165	$222	$623

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes, changes in the collective allowance on performing loans, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Taxable equivalent basis. See non-GAAP measures on page 17.
(3)	Non-GAAP measure. Return on equity for the business segments is based on economic equity attributed. See non-GAAP measures on page 17.

Scotiabank Annual Report  2012      45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, small business and commercial customers in Canada.

2012 Achievements

•  Continued to build on the Bank’s strengths in Canada with the announced acquisition of ING Bank of Canada (ING DIRECT), while further diversifying its business and significantly improving its personal deposit market share

•  Became the only major Canadian bank able to offer customers the benefits of an American Express-branded card, providing Canadians with a new suite of market-leading loyalty credit cards designed for travel enthusiasts

•  Added Scotiabank InfoAlerts enrollment through Mobile Banking, advising customers on account and card activity via email or text

•  Evolved the highly successful You’re richer than you think brand to strike a deeper, more emotional chord with consumers

•  Launched an exclusive partnership with 7-Eleven Canada and Cardtronics Canada, Ltd., offering Scotiabank customers fee-free access to over 470 additional ABMs at 7-Eleven stores across central and western Canada

•  Partnered with SecureKey to provide a new service that allows Canadians to access online services for the Government of Canada by using their bank authentication credentials

•  Worked with the other Canadian financial institutions to develop a Canadian Near Field Communications (NFC) Mobile Payments Reference Model that establishes guidelines to create an open, efficient, and secure environment for consumers and merchants for credit/debit payments using smartphones

• Expanded Mobile Banking functionality to a near-online banking experience

Recognized for excellence:

•  Recognized as 2012 Global Bank of the Year by The Banker magazine, a Financial Times publication. In addition, Scotiabank was named 2012 Bank of the Year in Canada.

•  The SCENE rewards program became the first Canadian loyalty program to win a pair of COLLOQUY Loyalty Awards, which recognizes the most innovative, customer-oriented enterprise loyalty initiatives in the industry worldwide.

•  Named Canada’s Best Consumer Internet Bank, 2012 by Global Finance magazine, with additional wins in three sub-categories (North America): 1) Best Online Credit and Deposit Bank, 2) Best Integrated Consumer Bank, and 3) Best Security Initiatives.

• Global Finance also recognized Scotiabank as Best Corporate Internet Bank, 2012 in two sub-categories (North America): Best Online Cash Management, and Best Trade Finance Services.

• Scotiabank has again been recognized as a Platinum level Employer of Choice for our Customer Contact Centres in Calgary, Cornwall, Toronto and Halifax.

T28 Canadian Banking financial performance

($ millions)	2012	2011
Net interest income(1)	$4,756	$4,553
Net fee and commission revenues	1,477	1,418
Net income / (loss) from investments in associated corporations	4	7
Other operating income	50	13
Total revenue(1)	6,287	5,991
Provision for credit losses	506	592
Operating expenses	3,152	3,084
Income taxes	691	645
Net income	$1,938	$1,670
Net income attributable to non-controlling interest	$2	$3
Net income attributable to equity holders of the bank	$1,936	$1,667

Key ratios
Return on economic equity	39.1%	35.7%
Productivity	50.1%	51.5%
Net interest margin(2)	2.16%	2.21%
Provision for credit losses as a percentage of loans and acceptances	0.23%	0.28%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	223,904	209,359
Total assets	224,916	210,549
Deposits	146,689	140,130
Total liabilities	150,434	143,217
Economic equity	4,918	4,626

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Canadian Banking provides a full suite of financial advice and solutions, supported by an excellent customer experience, to over 7.5 million personal and business customers across Canada, via 1,037 branches, 3,488 automated banking machines, as well as internet, mobile and telephone banking, specialized sales teams, and third party channels.

Canadian Banking is comprised of two main businesses:

Retail and Small Business Banking provides financial advice and solutions to individuals and small businesses, such as day-to-day banking products, including debit cards, deposit accounts, credit cards, investments, mortgages, loans, and related creditor insurance products.

Commercial Banking delivers advisory services and a full solutions suite to medium and large businesses, including a broad array of lending, deposit and cash management solutions.

Strategy

Through refining its customer value proposition Canadian Banking will significantly improve its competitive position by achieving superior growth across payments and deposits businesses, while sustaining the growth of its other core businesses. Canadian Banking will continue to support Global Wealth Management partners by distributing Global Transaction Banking, Insurance and Wealth Management products.

2013 Priorities

• Ensure that ING DIRECT Canada continues to operate as a separate and distinct entity, with a keen focus on managing customer retention and growth.

• Continue to invest in deposits and payments businesses

• Continue to partner with Global Wealth Management to ensure we are meeting our clients’ wealth management needs

•  Sustain investment in the following enablers:

-  Continue refining customer value proposition by delivering practical advice and tailored solutions, supported by an excellent customer experience

-  Optimizing distribution channels to ensure a fully integrated customer experience across all channels

-  Achieving operational efficiencies through organizational streamlining, process re-engineering, and product/service rationalization

-  Building a strong leadership team for the future

-  Strengthening management information system infrastructure to better support and manage capital, pricing, risk and customer profitability

46      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Canadian Banking’s net income was $1,938 million in 2012, $268 million or 16% higher than last year. Return on economic equity was 39.1% versus 35.7% last year. Retail, small business, and commercial banking all generated strong performances.

Assets and liabilities

Average assets rose $14 billion or 7% year over year. This included strong growth in residential mortgages of $10 billion or 7% and consumer auto loans of $2 billion or 16%. Average deposits grew $7 billion or 5%. Personal deposits grew $3 billion or 3%, including $2 billion or 7% in savings deposits and $1 billion or 7% in retail chequing. There was also very strong deposit growth in Small Business and Commercial Banking, led by business operating account growth of $3 billion or 14%. This growth was the result of focused initiatives working in collaboration with Global Transaction Banking.

Revenues

Total revenues were $6,287 million, up $296 million or 5% from last year.

Net interest income increased 4% to $4,756 million. The impact of solid volume growth was partly offset by a decline of 5 basis points in the interest profit margin to 2.16%. The margin decrease was due mainly to general competitive pressure on deposit spreads in a continuing low interest rate environment.

Net fee and commission revenues were $1,477 million in 2012, up $59 million or 4%, mainly from higher transaction-driven card revenues and deposit fees. This was mainly from significant net account growth in chequing and credit cards. There were also higher revenues in Small Business Banking and Commercial Banking as a result of programs focused on advisory and referral services, and targeted customer segments.

Other operating income was $50 million in 2012, up $37 million from last year. Excluding the gain on the sale of a non-strategic leasing business, other income was down $7 million.

Retail & Small Business Banking

Total retail and small business banking revenues were $4,681 million, up $115 million or 3% from last year. Net interest income grew by $73 million or 2% due mainly to solid growth in mortgages and deposits. Other income rose $42 million or 4% mainly from solid growth in card revenues of $20 million or 10% and transaction-based deposit fees of $16 million or 3%.

Commercial Banking

Total commercial banking revenues increased $181 million or 13% to $1,606 million in 2012. Net interest income rose by $130 million or 12% due mainly to growth in loans and business operating accounts. Year over year, other income was up $52 million or 15% due mainly to the sale of the leasing business.

Operating expenses

Operating expenses were well managed, up $68 million or 2% in 2012, with positive operating leverage of 2.8%. Operational efficiency savings were reinvested to support business growth and initiatives, and to enhance customer experience. This included launching the new Scotiabank AMEX suite of credit cards, promoting integrated Commercial Banking offerings, and expanding our ABM network and Mobile Banking platform.

Provision for credit losses

The provision for credit losses in Canadian Banking was $506 million, a decrease of $86 million from last year, with lower retail and commercial provisions.

Provision for income taxes

The effective tax rate was lower this year, due primarily to the reduction in the statutory tax rate in Canada.

Outlook

The outlook for Canadian Banking is anticipated to be reasonably strong in most businesses with a slightly lower growth rate in mortgage lending. Deposit growth will continue to be challenged by intense competition in a low rate environment. The acquisition of ING Bank of Canada will expand Canadian Banking’s deposit and customer base and is expected to contribute strongly to its net income growth. Provisions for credit losses are expected to increase in line with asset growth, although the loan loss ratio will likely remain relatively stable in 2013. Managing expenses will be a key priority. Overall, Canadian Banking will continue to execute on its strategic priorities to further enhance the customer experience supported by optimized distribution channels and efficient operations.

C30 Total revenue

C31 Total revenue by sub-segment

$ millions

C32 Average loans and acceptances

$ billions

Scotiabank Annual Report  2012      47

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada.

2012 Achievements

•  Completed the acquisition of the Bank’s 51% investment in Colombia’s Banco Colpatria, positioning the Bank as the 6th largest financial group in the country

•  Completed the integration of R-G Premier Bank in Puerto Rico, increasing our market share to approximately 9%

•   Announced, subject to regulatory approval, the acquisition of Credito Familiar, a well-known brand in the Consumer and Micro Finance segment in Mexico

•   Cited by Bill Clinton in Time Magazine for outstanding progress in mobile technology and banking. The Bank’s mobile wallet partnership with Digicel and YellowPepper in Haiti has helped make banking easy, affordable and accessible to all Haitians

•  Re-engineered the Commercial Lending end-to-end credit process and coverage model, enhancing customer experience and driving higher growth across key markets in Latin America and Caribbean and Central America

•  Established and implemented new service standards across our branch network in the Caribbean and Latin America, contributing to double digit increase in sales productivity and improved customer satisfaction

Recognized for excellence:

•  Recognized as The Global Bank of the Year 2012 by The Banker magazine, a Financial Times publication. In addition, Scotiabank was also recognized as:

–   2012 Bank of the Year in the Americas (regional category)

–   2012 Bank of the Year in Antigua, Barbados, Belize, Turks and Caicos and British Virgin Islands

•   Named Number One Foreign Exchange Provider in Canada, Jamaica and Peru by Global Finance magazine

•   Awarded Best Bank in Costa Rica from Global Finance magazine, for the sixth consecutive year

•   Chosen Best International Trade Bank in Peru by Trade Finance magazine, for the third straight year

•   Named the 2012 Best Consumer Internet Bank by Global Finance magazine in 19 Caribbean countries

•   Global Finance magazine also recognized Scotiabank as the 2012 Best Corporate/Institutional Internet Bank in 15 Caribbean countries

•   Scotiabank Jamaica awarded the Gold Medal and ranked #1 for the best mid-sized contact centre in the Americas by Contact Centre World

T29 International Banking financial performance

($ millions)	2012	2011
Net interest income(1)	$4,468	$3,579
Net fee and commission revenues	1,299	1,076
Net income/(loss) from investments in associated corporations	384	378
Other operating income(1)	347	356
Total revenue(1)	6,498	5,389
Provision for credit losses	613	509
Operating expenses	3,687	3,038
Income taxes(1)	464	375
Net income	$1,734	$1,467
Net income attributable to non-controlling interest	$169	$59
Net income attributable to equity holders of the bank	$1,565	$1,408

Key ratios
Return on economic equity	12.3%	13.2%
Productivity(1)	56.7%	56.4%
Net interest margin(2)	4.14%	3.89%
Provision for credit losses as a percentage of loans and acceptances	0.75%	0.75%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	108,048	92,194
Total assets	109,135	93,185
Deposits	54,305	45,182
Total liabilities	69,884	59,466
Economic equity	12,429	10,374

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 55 countries outside Canada – an international presence unmatched by other Canadian banks. This business line has operations in Latin America, the Caribbean and Central America, and Asia, with more than 69,000 employees (including subsidiaries and affiliates). A full range of personal and commercial financial services is provided to over 13.5 million customers through a network of over 2,800 branches and offices, 6,833 ABMs, mobile, internet and telephone banking, in-store banking kiosks, and specialized sales forces.

Strategy

The International Banking growth plan is built around four key Divisional Strategies:

•	Continue to build a customer-focused, well-diversified Personal and Commercial banking footprint in attractive, higher growth markets in the Americas and Asia

•	Deliver strong financial results through an appropriate balance of organic growth and selective acquisitions, while managing risk prudently and operating efficiently

•	Continue to invest in leadership and other people strategies to provide the right talent to meet our customers’ needs and drive our business results

•	Ensure effective partnerships within Scotiabank to maximize opportunities from all business segments, including Personal and Commercial, Wealth, Insurance and Wholesale

2013 Priorities

Commercial Banking

•	Focus on the Mid-Market segment by enhancing our relationship coverage model

•	Continue to leverage our corporate and industry capabilities by collaborating with our internal partners

•	Improve customer service and efficiency in our distribution networks

Retail Banking

•	Strengthen our distribution channels through expansion of our non-branch channels and improve branch productivity

•	Optimize our risk and customer relationship management technology

•	Grow the Small Business and Mid-Market Affluent segments by re-engineering credit adjudication, products and account management to improve speed to market and cross sell

•	Focus on auto and mortgage lending and establish relationships that enable cross-sell to higher margin products

•	Build payments business by growing card products, expanding acceptance network and developing mobile financial services

48      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

International Banking’s net income was $1,734 million, up $267 million or 18% from last year. Results benefitted from the favourable contribution from recent acquisitions and strong underlying revenue growth, offset in part by higher loan losses and expenses. Return on economic equity was 12.3% compared to 13.2% last year.

Assets and liabilities

Average assets increased $16 billion or 17% driven by recent acquisitions in Colombia, Uruguay and Brazil, and strong diversified organic loan growth. Retail loan growth, excluding acquisitions, was 8%, with growth in mortgages, lines of credit, credit cards in Latin America and the Caribbean. Commercial loan growth, excluding acquisitions, was 13% across all regions, and was particularly strong in Chile, Peru and Asia.

Deposit growth was strong. Low cost deposit growth was 24%, or 8% excluding acquisitions, with increases in Latin America and the Caribbean and Central America.

Revenues

Total revenues were $6,498 million in 2012, up $1,109 million or 21%. Net interest income rose $889 million, driven by recent acquisitions and broad-based organic loan growth. The net interest margin was 4.14%, up from 3.89% in 2011 largely due to acquisitions.

Net fee and commission revenues increased 21% to $1,299 million largely due to recent acquisitions, and higher banking fees and foreign exchange revenues in Latin America, Caribbean and Central America.

Net income from investments in associated corporations increased 2% to $384 million.

Other operating income at $347 million was 3% or $9 million lower than last year due to the prior year’s $79 million in negative goodwill on acquisitions, offset by higher trading revenues, securities gains and the impact of recent acquisitions.

Latin America

Total revenues were $3,905 million, up $905 million or 30% from last year, with strong contributions from acquisitions and solid growth in retail and commercial loan volumes, partly offset by last year’s negative goodwill related to acquisitions. Net interest income was up $685 million, or 34% largely driven by acquisitions. Excluding acquisitions, retail loan growth was up 11% primarily in Peru and Chile, and was accompanied by widespread commercial loan growth of 17%. Non-interest revenue rose by $220 million or 22% primarily reflecting higher contributions from acquisitions. Higher trading revenues and securities gains were offset by last year’s negative goodwill related to acquisitions.

Caribbean and Central America

Total revenues were $1,907 million, up $86 million or 5%. Net interest income was up $76 million or 6% with good retail and commercial loan growth. Non-interest revenue rose by $10 million, or 2%, due partially to higher banking fees.

Asia

Total revenues were $686 million, an increase of $118 million or 4% over last year, largely due to higher net interest income. Net interest income rose by $130 million or 64% due mainly to strong commercial loan growth of 15% and higher margins. Non-interest revenue of $354 million was down $12 million due to a lower contribution from investments in associated corporations, and a negative impact of changes in fair value of financial instruments used for asset/liability management.

Operating expenses

Operating expenses were $3,687 million, up 21% or $649 million from last year. Two thirds of the increase was attributable to new acquisitions, with the remainder being driven by inflationary increases and growth related expense in Latin America and Asia. Excluding negative goodwill in 2011, operating leverage was a positive 1%.

Provision for credit losses

The provision for credit losses was $613 million in 2012, an increase of $104 million from last year. The higher provisions were primarily attributable to higher retail provisions in Latin America, in line with asset growth, and recent acquisitions in Colombia and Uruguay. A net benefit of $20 million is included in the current year’s provision for credit losses due to the net amortization of the credit mark on acquired loans in Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

Provision for income taxes

The effective tax rate was 21.1% versus 20.4% last year, due mainly to the acquisition of Banco Colpatria. Both years benefitted from adjustments to deferred tax assets.

Outlook

The outlook for International Banking continues to benefit from its diversified global footprint and the relatively attractive economic and demographic profiles of the regions in which it operates. These conditions result in good opportunities to generate attractive growth in customers, loans, deposits and profitability – particularly in relation to many other regions in the world. International Banking is focused primarily on driving organic growth within its existing footprint, focusing on customer satisfaction and managing expenses carefully. In addition, it continues to consider selective and disciplined acquisitions that would grow its operations in existing markets or enter new markets that fit with its strategy. Overall, International Banking is well-positioned to continue to deliver attractive growth.

C33 Total revenue

C34 Total revenue by region

$ millions

C35 Average loans and acceptances

$ billions

C36 Average earning assets by region

$ billions

Scotiabank Annual Report  2012      49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Wealth Management

Offers wealth management and insurance services to retail and commercial customers in Canada and internationally.

2012 Achievements

•  Agreement to acquire 51% of Colfondos AFP, Colombia’s 4th largest pension fund company

•   Substantially completed the integration of DundeeWealth

•  As of September 30, 2012, ScotiaFunds and Dynamic Funds rank #2 among banks and industry in fiscal aggregate net sales

•  Completed Online Brokerage consolidation and re-launch of new iTRADE brand and trading platform

•   Launched new ScotiaLife Travel Insurance Program in Canada

•  Launched new insurance products in Dominican Republic, Jamaica, Trinidad, Cayman and Chile

•  Recognized for excellence:

–   Dynamic Funds won Analysts’ Choice Fund Company of the Year at the Canadian Investment Awards

–   Dynamic Funds won eleven Lipper Awards, Canadian industry awards recognizing excellence, the most awards for the third year in a row

–   Scotiatrust ranked #1 in estate assets by Investor Economics

–   New Scotia iTRADE website earned #1 ranking in Canadian online discount brokerage services from Surviscor Q3-2012 Online Discount Brokerage scorCard

–   ScotiaLife Financial ranked #1 in penetration of credit cards in the Canadian Credit Card Balance Insurance Survey

Global Transaction Banking (GTB) is a virtual business offering comprehensive business solutions – cash management, payment services, electronic banking, business deposits, and trade services – on a global basis to the small business, commercial and corporate customers of the Bank. It also provides correspondent banking products and services to other financial institutions globally. The results of this unit are included in Canadian Banking, International Banking and Global Banking and Markets.

2012 Achievements

•  Recognized for excellence:

–   Scotiabank won Global Finance’s Best Corporate Internet Bank in North America 2012 for both Best Online Cash Management and Best Trade Finance platforms for GTB. It also named Scotiabank Best Trade Finance Bank in Canada for 2012

–   For the third consecutive year, Trade Finance magazine named Scotiabank Best International Trade Bank in Peru

T30 Global Wealth Management financial performance

($ millions)	2012	2011
Net interest income(1)	$502	$444
Net fee and commission revenues	2,469	2,205
Net income/(loss) from investments in associated corporations	210	212
Other operating income(1)	392	576
Total revenue(1)	3,573	3,437
Provision for credit losses	3	2
Operating expenses	2,067	1,900
Income taxes(1)	333	280
Net income	$1,170	$1,255
Net income attributable to non-controlling interest	$25	$29
Net income attributable to equity holders of the bank	$1,145	$1,226

Key ratios
Return on economic equity	14.5%	17.6%
Productivity(1)	57.9%	55.3%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	9,638	9,328
Total assets	13,539	12,324
Deposits	15,227	11,826
Total liabilities	15,923	12,755
Economic equity	7,756	6,843

Other ($ billions)
Assets under administration	283	262
Assets under management	115	103

(1)	Taxable equivalent basis.

Business Profile

Scotiabank’s Global Wealth Management (GWM) division combines the Bank’s wealth management and insurance operations in Canada and internationally. GWM is diversified across multiple geographies, product lines and strong businesses.

Wealth Management is an integrated business comprised of two segments: Global Asset Management and Global Wealth Distribution.

Global Asset Management represents the investment manufacturing business and is focused on developing innovative investment solutions for both retail and institutional investors.

Global Wealth Distribution contains the global client-facing wealth businesses including private client, online and full service brokerage and the independent advisor channel. Its focus is on providing advice and solutions for clients in Canada and internationally.

Insurance has four main business lines in Canada: creditor, life and health, home and auto and travel. Internationally, a full range of insurance products (creditor, non-creditor, life and health, and property) are sold to bank customers through a number of different Scotiabank channels.

Strategy

GWM is focused on driving strong organic growth. This will be achieved by delivering investment solutions and advice and an excellent customer experience by leveraging its employees, international reach, global platform and expertise. GWM will continue to improve its competitive position by building on existing strengths as well as exploring new strategic opportunities.

2013 Priorities

•	Leverage strengths in asset management and our global distribution network to expand reach of products and services and global advice offering

•	Focus on high net worth client segment in Canada and globally

•	Leverage iTRADE’s platform and expertise to increase client acquisition and explore global expansion opportunities

•	Increase market penetration of insurance in Canada and internationally

•	Continue building on strong partnerships with Canadian Banking, International Banking and Global Banking and Markets to drive additional cross-sell and referrals

50      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Global Wealth Management reported net income of $1,170 million this year, a decrease of $85 million or 7% compared to last year. This was due to last year’s one-time acquisition-related gain of $260 million on the Bank’s initial investment in DundeeWealth. Excluding this gain, net income increased $175 million or 18% driven by strong insurance and mutual fund sales, and higher assets under management and assets under administration notwithstanding challenging financial markets. Return on economic equity was 14.5% compared to 17.6% last year, and was lower due to the one-time acquisition-related gain last year.

Assets and liabilities

Assets under management (AUM) of $115 billion, increased $12 billion or 12% from last year, due in part to strong mutual fund sales. Assets under administration (AUA) of $283 billion, increased $21 billion or 8%, with increases across all wealth management businesses. AUM and AUA from the investment in CI Financial are not included in these figures.

Revenues

Total revenues for the year were $3,573 million, an increase of $136 million or 4% over last year. Excluding the acquisition-related gain, total revenue was up $396 million or 12% mainly driven by the full year impact of DundeeWealth, higher global insurance, asset management and international wealth revenues.

Net interest income of $502 million grew by $58 million or 13% year over year, as growth in average assets and deposits were partly offset by modest margin compression.

Net fee and commission revenues of $2,469 million grew by $264 million or 12% due to the full year impact of DundeeWealth, growth in fee-based revenues from higher levels of AUM and AUA and growth in insurance commissions from stronger sales globally. Partially offsetting were lower online brokerage revenues. Net income from investments in associated corporations declined by $2 million or 1%, as higher earnings from CI Financial in 2012 were more than offset by the additional quarter of DundeeWealth equity accounted earnings in 2011.

Other Operating income of $392 million, declined $184 million or 32% due to last year’s one-time acquisition-related gain on the Bank’s initial investment in DundeeWealth. Excluding this gain, Other Operating income grew by $76 million or 24% due to higher global insurance revenues.

Wealth Management

Total revenue of $2,997 million, increased $52 million or 2% compared to last year. Excluding the acquisition-related gain, revenues grew by $312 million or 12% due to the full year impact of DundeeWealth, and good performance from global asset management driven by strong mutual fund sales. In addition, revenues also increased in international wealth and Canadian private client businesses partly offset by a decline in online brokerage revenues.

Insurance

Total revenue of $576 million, increased $84 million or 17% over last year, mainly reflecting higher sales globally. Insurance revenues represent approximately 16% of Global Wealth Management compared to 14% in 2011.

Operating expenses

Operating expenses for the year were $2,067 million, an increase of $167 million, or 9% from last year, due mainly to the full year impact of DundeeWealth. Excluding this impact, operating expenses decreased modestly as higher compensation related expenses due to increased staffing levels, and growth in volume driven expenses, were more than offset by discretionary expense management and lower performance-based compensation. Excluding the acquisition-related gain, operating leverage was 3.7%.

Provision for income taxes

The higher effective tax rate in 2012 was due mainly to the CI Financial deferred tax charge in 2012, as well as the business mix in Global Wealth Management. The lower effective tax rate in 2011 mainly reflected the one-time acquisition-related gain.

Outlook

The outlook for Global Wealth Management remains positive but subject to market volatility. In Global Asset Management, we expect strong growth in sales in both Canada and internationally. In Global Wealth Distribution, growth will be driven by the acquisition of Colfondos AFP in Colombia and new clients, as well as deeper penetration of the Bank’s customer base. The outlook for insurance is positive, driven by steady progress in cross-selling, the launch of new products and leveraging the Bank’s extensive distribution network. We will continue to invest in the business while keeping expense management a key focus.

C37 Total revenue

C38 Wealth management asset growth

$ billions, as at October 31

*	2011 amounts have been restated to reflect intercompany relationships (as per Q1’12 MD&A)

C39 Wealth management net mutual fund sales

$ millions

*	2011 includes Dynamic Fund net sales from Feb-Oct 2011

Scotiabank Annual Report  2012      51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Banking and Markets

Global Banking and Markets, formerly Scotia Capital, offers an extensive number of corporate and investment banking and capital markets products to corporate, government and institutional investor clients in Canada and select regions abroad.

2012 Achievements

•  Ranked #1 in Canadian High Yield Corporate Debt Underwriting from January 1, 2010 to October 31, 2012 and #1 in Maple Bond Underwriting from November 1, 2010 to October 31, 2012 (Bloomberg)

•  Acquired Howard Weil Incorporated, a leading U.S.-based energy investment boutique, recognized as one of the top boutiques and regional firms in the energy industry. Howard Weil provides equity research, institutional sales and trading, as well as investment banking services

•   Scotiabank was recognized by Global Finance magazine as:

–   “Best Bank in Infrastructure Globally” for the 4th consecutive year

–   “Best Foreign Exchange Bank in Canada” for the 8th year in a row, as well as “Best Foreign Exchange Provider” for the 5th consecutive year in Peru and the 4th consecutive year in Jamaica

•   Scotiabank’s precious and base metals franchise, ScotiaMocatta, was named “Best Bullion Bank in India” for the 4th year in a row by The Bombay Bullion Association

•   Enhanced its wide range of products and services offering by adding agricultural commodities to its product suite; remains a committed lender to the agriculture sector and now offers multiple hedging and financing solutions to clients in this industry.

Notable transactions during the year included:

•   Exclusive Financial Advisor to Pembina Pipeline Corporation on its acquisition of Provident Energy Ltd., a transaction valued at approximately $3.8 billion. The combined entity will be the third largest energy transportation and service provider in Canada with an enterprise value of approximately $10 billion. Also acted as Sole Lead Arranger, Sole Bookrunner and Administrative Agent on a $1.5 billion Revolving Credit Facility for Pembina Pipeline Corporation, pursuant to its acquisition of Provident Energy Ltd.

•  Exclusive Financial Advisor to Pengrowth Energy Corporation on its acquisition of NAL Energy Corporation, a transaction valued at approximately $1.9 billion.

•  Lead Arranger and Hedging Provider in the landmark infrastructure financing of the €3.2 billion acquisition of Open Grid Europe – Vier Gas Transport – Germany's main gas transmission network. The company was acquired by a consortium consisting of Macquarie's European Infrastructure Fund (MEIF4) together with British Columbia Investment Management Corporation, Infinity Investments S.A., and MEAG.

•   Mandated Lead Arranger on a 5-year US$547 million financing for Mexican Company Grupo R’s La Muralla IV drilling rig project in the Gulf of Mexico. Also acted as Hedge Provider for this project with a 5-year Interest Rate Swap.

T31 Global Banking and Markets financial performance

($ millions)	2012	2011
Net interest income(1)	$792	$768
Net fee and commission revenues	1,246	1,198
Net income/(loss) from investments in associated corporations	1	–
Other operating income(1)	1,543	1,174
Total revenue(1)	3,582	3,140
Provision for credit losses	30	33
Operating expenses	1,519	1,482
Income taxes(1)	541	367
Net income	$1,492	$1,258
Net income attributable to non-controlling interest	$2	$–
Net income attributable to equity holders of the bank	$1,490	$1,258

Key ratios
Return on economic equity	27.9%	21.8%
Productivity(1)	42.4%	47.2%
Net interest margin(2) (3)	2.53%	2.81%
Provision for credit losses as a percentage of loans and acceptances(2)	0.09%	0.11%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	88,236	82,489
Loans and acceptances	45,672	38,977
Earning assets	185,393	163,319
Total assets	219,045	191,578
Deposits	46,478	46,965
Total liabilities	164,740	146,543
Economic equity	5,358	5,772

(1)	Taxable equivalent basis.
(2)	Global Corporate and Investment Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Global Banking and Markets (GBM) is the wholesale banking and capital markets arm of the Bank. It offers an extensive number of products to corporate, government and institutional investor clients. GBM is a full-service lender and investment dealer in Canada and Mexico and offers a wide range of products in the U.S., Central and South America, and in select markets in Europe and the Asia-Pacific region. GBM provides corporate lending, equity and debt underwriting, and mergers and acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research, energy and agricultural commodities, and, through ScotiaMocatta, precious and base metals.

Strategy

Global Banking and Markets’ strategy remains focused on achieving sustainable revenue and net income growth and earning strong returns on capital while prudently managing risk. This is achieved through a broad diversification of products and services, and through building deep customer relationships. Global Banking and Markets’ strategic vision is to achieve superior growth by being a leading financial partner for clients and a recognized global leader in key sectors. To accomplish this, the business line leverages its people, international reach, market intelligence and technical expertise.

2013 Priorities

•

Growing sustainable revenue and net income in core sectors: Energy, Mining, Infrastructure, Financial Services, and in focus businesses including Corporate Banking, Investment Banking, Fixed Income, Equity, Energy and Agricultural Commodities, Precious and Base Metals, and Foreign Exchange

•

Growing the client base and cross-sell capital markets products and services to lending relationships, through the Bank’s Global Wholesale Banking initiative, with continued expansion focused in Latin America and Asia-Pacific

•	Enhancing systems infrastructure and operational efficiencies
•	Prudently managing risks and expenses with global oversight and governance
•	Building leadership capability and fostering a culture of collaboration

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Global Banking and Markets reported very strong net income of $1,492 million in 2012, an increase of $234 million or 19% from last year. This year’s result was one of the best on record, and was positively impacted by strong customer demand and an improvement in market conditions over the latter part of last year. Solid revenue growth across the business platform substantially outpaced the modest growth in expenses. Return on economic equity was 27.9% compared to 21.8% last year.

Assets and liabilities

Average assets increased by $27 billion or 14% to $219 billion this year, comprised mainly of earning assets which grew by $22 billion or 14% to $185 billion this year. There were increases of $11 billion in securities purchased under resale agreements and $6 billion in securities, mainly driven by the continued growth of the fixed income business. Corporate loans and acceptances also grew by $4 billion, primarily investment grade loans in the U.S. and Europe. Derivative instrument assets also increased by $5 billion year over year with a corresponding increase in derivative instrument liabilities.

Revenues

Total revenues during 2012 were $3,582 million compared to $3,140 million last year, an increase of 14% as the business continues to benefit from a diversified products and services platform. As well, there was a significant improvement in market conditions compared to the challenging market environment faced during 2011. The increase was driven across the fixed income, equities, commodities and precious metals businesses. Both equities and precious metals experienced record revenues during 2012. Also contributing was very strong growth in the Europe corporate lending business and continued solid results in the U.S. and Canadian lending businesses. This was partly offset by a modest decline in investment banking due mainly to continued softness in M&A activity.

Net interest income increased by 3% to $792 million, due primarily to a year-over-year increase in corporate loan volumes, partly offset by somewhat lower spreads in the U.S. and a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit. Net fee and commission revenue of $1,246 million rose by 4%, due mainly to underwriting fees in the fixed income business. Non-interest revenue rose 31% to $1,543 million due mostly to higher capital markets revenues in the fixed income, equities, commodities and precious metals businesses, as well as higher gains on investment securities in U.S. Corporate lending.

Operating expenses

Operating expenses increased by 3% to $1,519 million in 2012, primarily from performance-based compensation. Technology and other support costs also increased to assist ongoing business expansion as well as increased regulatory requirements, offset by lower salary costs. Positive operating leverage of 11% was achieved as the increase in revenues was significantly higher than the growth in operating expenses.

Provision for credit losses

The specific provision for credit losses for Global Banking and Markets was $30 million in 2012, down slightly from $33 million in 2011. The provisions this year were primarily in the U.S. and Canada.

Provision for income taxes

The higher effective tax rate reflects a higher level of tax-exempt income last year and recoveries in 2011, offset somewhat by a decrease in the statutory tax rate in Canada.

Outlook

Global Banking and Markets will continue to focus on growing revenue in core product areas, focus sectors and the global wholesale banking platform. Market headwinds are expected to persist in the short term due to global economic uncertainty and this may negatively affect activity in the capital markets businesses. However, any impact should be mitigated by GBM’s diversified platform, returns from investments made over the last several years in core product areas, and by a renewed focus on cross-sell revenue in key regions. Global Banking and Markets continues to actively manage risk exposures and to optimize capital usage. The corporate loan portfolio is expected to grow moderately with loan spreads remaining stable despite competitive pressures. Credit quality of the loan portfolio remains strong and loan loss provisions are expected to remain modest. Global Banking and Markets will continue to keep expense management a key priority to maintain positive operating leverage.

C40 Total revenue

C41 Global corporate and investment banking revenue

$ millions

C42 Global capital markets revenue by business line

$ millions

C43 Composition of average earning assets

$ billions

C44 Trading day losses

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period variance analysis is not relevant.

Financial performance

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $288 million in 2012, compared to $287 million in 2011.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each year.

2012

The net income of $132 million included the after-tax gain of $708 million on sale of real estate assets and an increase in the collective allowance for credit losses on performing loans of $74 million. Adjusting for these items, the Other segment had a net loss of $502 million reflecting the impact of asset / liability management activities and a redemption cost of $17 million on a capital instrument liability which was fully offset in non-controlling interests. As well, there was a $39 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common share issuance during the year. The latter had no impact on the Bank’s consolidated results. Partly offsetting were net gains of $43 million on investment securities.

2011

The net loss of $320 million reflected the impact of asset / liability management activities, offset in part by net gains of $131 million on investment securities, foreign currency related gains of $64 million arising from the conversion to IFRS which have since been hedged, and a $43 million reduction in the collective allowance for credit losses on performing loans.

T32 Other financial performance

($ millions)	2012	2011
Net interest income(1)	$(515)	$(330)
Net fee and commission revenues	(217)	(170)
Net income/(loss) from investments in associated corporations	(157)	(164)
Other operating income(1)	650	17
Total revenue(1)	(239)	(647)
Provision for (recovery of) credit losses	100	(60)
Operating expenses	(22)	(23)
Income taxes(1)	(449)	(244)
Net income	$132	$(320)

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes in the business segments.

54      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as one of the Bank’s five strategic priorities. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Techniques.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a centralized risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a semi-annual comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals, which is also presented quarterly to the Executive and Risk Committee of the Board – and approves key risk policies, limits, strategies, and risk appetite. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Management

Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the CEO but also has direct access to the Executive and Risk Committee of the Board. The CEO, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 56.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of credit, market, liquidity, structural foreign exchange, structural interest rate, models and operational risks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SCOTIABANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market, Operational and Reputational Risk committees.

Liability Committee:  provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.

Strategic Transaction Executive Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses, and strategic investments including mergers and acquisitions, and divestitures.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Human Investment Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Senior Management Committees:

Senior Credit Committees:  adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Stress Testing Committee:  sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise-wide Stress Testing program.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

The Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

The Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

56      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Risk Management Culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The Business Lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business units work in partnership with Global Risk Management to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the Business Lines and Global Risk Management.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes Business Line Heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite framework.

Risk appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s risk appetite framework governs risk taking activities on an enterprise-wide basis.

Risk management principles

Provide the qualitative foundation of the risk appetite framework. These principles include:

•	Promotion of a robust risk culture,
•	Accountability for risk by the business lines,
•	Independent oversight exercised by Global Risk Management (GRM),
•	Avoidance of excessive risk concentrations, and
•	Ensuring risks are clearly understood, measurable, and manageable.

Strategic principles

Provide qualitative benchmarks to guide the Bank in its pursuit of the Governing Financial Objectives, and to gauge broad alignment between new initiatives and the Bank’s risk appetite. Strategic principles include:

•	Placing emphasis on the diversity, quality and stability of earnings,

•	Focusing on core businesses by leveraging competitive advantages, and

•	Making disciplined and selective strategic investments.

Governing financial objectives

Focus on long-term shareholder value. These objectives include sustainable earnings growth, maintenance of adequate capital in relation to the Bank’s risk profile, and availability of financial resources to meet financial obligations on a timely basis at reasonable prices.

Risk appetite measures

Provide objective metrics that gauge risk and articulate the Bank’s risk appetite. They provide a link between actual risk taking activities and the risk management principles, strategic principles and governing financial objectives described above. These measures include capital and earnings ratios, market and liquidity risk limits, and credit and operational risk targets.

Risk management techniques

Effective risk management includes techniques that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Strategies, Policies and Limits

Strategies

Provide quantitative and qualitative guidance. This guidance is, in turn, used to set limits and guidelines on the types of risk taking activities the Bank is prepared to assume in pursuit of its strategic and financial objectives.

Policies

Apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Executive and Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and stress testing are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Scotiabank Annual Report  2012      57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

GRM is responsible for developing and maintaining an appropriate suite of risk management techniques to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement techniques include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, risk exposures, credit risk ratings and parameters, and economic and regulatory capital. The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee for market risk (including counterparty credit risk) and liquidity risk models.

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose role includes ensuring that all of the components of the risk management framework are effective and being implemented on a day to day basis.

Stress testing

Programs at both enterprise-wide level and risk level allow the Bank to estimate the potential impact on income and capital as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk strategy. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee, which reports to the Liability Committee.

Basel II

The Basel II regulatory capital framework governs minimum regulatory capital requirements to cover three broad categories of risk – credit risk, market risk and operational risk. This framework is organized under three broad categories or pillars:

•	Pillar 1 stipulates the methodologies and parameters that must be applied to calculate minimum capital requirements.

•

Pillar 2 introduces the requirement for formal internal assessment of capital adequacy in relation to strategies, risk appetite, and actual risk profile. Regulators are required to review this internal capital adequacy assessment process (ICAAP – for further discussion, refer to the Capital Management section on page 34).

•	Pillar 3 enhances public disclosure (both quantitative and qualitative) of specific details of risks being assumed, and how capital and risk are being managed under the Basel II framework.

The following sections on Credit Risk, Market Risk, and Operational Risk include descriptions of the Pillar 1 methodologies and risk parameters, as well as some of the enhanced disclosure requirements associated with Pillar 3.

Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis:

•	The objectives of the credit risk strategy are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The credit risk policy articulates the credit risk management framework, including:

–	key credit risk management principles;
–	delegation of authority;

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

–	the credit risk management program;
–	counterparty credit risk management for trading and investment activities;
–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and
–	single name/aggregation exposures, beyond which exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk

Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets business lines.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals. Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Scotiabank Annual Report  2012      59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Traded Products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Most traded products transactions benefit from credit mitigation techniques, such as netting and collateralization, which are taken into consideration in the calculation of counterparty credit risk exposure. A master netting agreement allows for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. Collateral agreements with a counterparty allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold.

Investment grade counterparties account for approximately 87% of the credit risk amount arising from the Bank’s derivative transactions. Approximately 50% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2012. No individual exposure to an investment grade counterparty exceeded $150 million and no individual exposure to a corporate counterparty exceeded $250 million.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 33.

T33 Internal rating scale(1) and mapping to external rating agencies

Internal Grade	Description	Equivalent Rating
		Moody’s	S&P	DBRS
99 - 98	Investment	Aaa to Aa1	AAA to AA+	AAA to AA (high)
95 - 90	grade	Aa2 to A3	AA to A-	AA to A (low)
87 - 83		Baa1 to Baa3	BBB+ to BBB-	BBB (high) to BBB (low)
80 - 75	Non-investment	Ba1 to Ba3	BB+ to BB-	BB (high) to BB (low)
73 - 70	grade	B1 to B3	B+ to B-	B (high) to B (low)
65 - 30	Watch list	Caa1 to Ca	CCC+ to CC
27 - 21	Default

(1)	Applies to non-retail portfolio.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.

Credit risk and capital

The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel II to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned IG code, will default within a one-year time horizon. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements.

•	Exposure at default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD and EAD, which requires that these estimates appropriately reflect conditions observed during periods of economic stress; and

•	The addition of an adequate level of conservatism, which should reflect the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 34.

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T34 Credit risk assessment of exposures

Non-retail AIRB portfolio(1)

As at Oct. 31, 2012	Exposure at default(3) ($ millions)	Exposure Weighted Average PD (%)(4)	Exposure Weighted Average LGD (%)(5)	Exposure Weighted Average RW (%)(6)
Investment grade(2)	278,667	0.10	23	16
Non-investment grade	57,299	0.88	40	66
Watch list	2,661	22.16	39	192
Default(7)	1,997	100.00	42	221
Total	340,624	0.99	26	27
Total as at Oct. 31, 2011	293,817	1.21	29	32

(1)	Excludes securitization exposures.
(2)	Includes government guaranteed residential mortgages.
(3)	After credit risk mitigation.
(4)	PD – Probability of Default.
(5)	LGD – downturn Loss Given Default including a certain conservative factor as per Basel accord.
(6)	RW – Risk Weight.
(7)	Gross defaulted exposures, before any related allowances. Defaulted exposures under Basel II definition may be higher than those under accounting definition.

Retail

Retail credit exposure arises in the Canadian Banking, International and Wealth Management business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication system calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

Credit scoring and policy changes are proposed by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

The Bank’s Canadian consumer risk rating systems used in borrower/transaction risk management are important inputs to Basel II AIRB models. The International portfolios are subject to the Standardized approach at this time.

Credit Risk and Capital – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures: consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures: consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is a portion of exposures that will default.

The scale of retail loan probability of default is shown in Table 35.

Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating regulatory requirements pertaining to:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•	Sources of uncertainty are reviewed regularly to ensure all parameter estimates reflect appropriate levels of conservatism.

The credit quality distribution of the Bank’s AIRB retail portfolio at October 2012 is shown in Table 36.

The Bank also uses AIRB models to calculate economic capital.

International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;

•	Other retail consisting of term loans.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T35 Retail loan probability of default scale

Category of PD Grades	PD Range
Very low	0.0000% – 0.2099%
Low	0.2100% – 0.4599%
Medium	0.4600% – 3.1999%
High	3.2000% – 17.2899%
Very high	17.2900% – 99.9999%
Default	100%

T36 Credit risk assessment of exposures – Retail AIRB portfolio

As at October 31, 2012	Exposure at default (EAD)(1) ($ millions)	Exposure Weighted Average PD (%)(2)(5)	Exposure Weighted Average LGD (%)(3)(5)	Exposure Weighted Average RW (%)(4)(5)
Very low	80,531	0.10	26	4
Low	16,577	0.31	49	19
Medium	33,870	1.24	39	34
High	7,547	6.29	49	92
Very high	1,458	36.47	37	123
Default(6)	503	100.00	70	–
Total	140,486	1.47	34	19
Total as at October 31, 2011	144,118	1.31	31	16

(1)	After credit risk mitigation.
(2)	PD – Probability of Default.
(3)	LGD – Loss Given Default.
(4)	RW – Risk Weight.
(5)	Exposure at default used as basis for estimated weightings.
(6)	Gross defaulted exposures, before any related allowances.

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:

Interest rate risk

The risk of loss due to changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.

Credit spread risk

The risk of loss due to changes in the market price of credit, or the creditworthiness of issuers.

Foreign currency risk

The risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.

Equity risk

The risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.

Commodity risk

The risk of loss due to changes in spot and forward prices and the volatility of precious and base metals, and energy products.

FUNDING Interest rate risk Foreign currency risk	INVESTMENTS Interest rate risk Credit spread risk Foreign currency risk Equities risk	TRADING Interest rate risk Credit spread risk Foreign currency risk Equities risk Commodities risk

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.

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Risk Measurement Summary

Value at risk (VaR)

VaR is a method of measuring market risk based upon a common confidence interval and time horizon. It is a statistical estimate of expected potential loss that is derived by translating the riskiness of any financial instrument into a common standard. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on
300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. Changes in VaR between reporting
periods are generally due to changes in levels of exposure,
volatilities and/or correlations among asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Back testing is also an important and necessary part of the VaR process, by validating the quality and accuracy of the
Bank’s VaR model. The Board reviews VaR results quarterly.

Stress testing

VaR measures potential losses in normally active markets. An inherent limitation of VaR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the current
VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis and simulation modeling

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’
equity related to non-trading portfolios. It is applied globally to each of the major currencies within the Bank’s operations.
Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors.
Simulation modeling under various scenarios is particularly
important for managing risk in the deposit, lending and
investment products the Bank offers to its retail customers.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of the
Bank’s Canadian and international operations. Under gap
analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest Rate Risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities and between the maturity and re-pricing mismatch (gap) of its assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The ALM strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Table 38 shows the after-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholder’s equity, which also includes the rate shift impact from trading positions. Based on the Bank’s interest rate positions at year-end 2012, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities, would decrease net income after-tax by approximately $23 million over the next 12-months. During fiscal 2012, this measure ranged between a decrease of $23 million and an increase of $160 million. This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $561 million. During fiscal 2012, this measure ranged between $240 million and $561 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

C45 Interest rate gap

$ billions, one-year interest rate gap

T37 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2012 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$206.8	$22.9	$108.4	$9.2	$347.3
Liabilities	191.5	49.6	95.6	10.6	347.3
Gap	15.3	(26.7)	12.8	(1.4)	–

Foreign currencies
Assets	$243.0	$19.4	$30.7	$27.6	$320.7
Liabilities	247.0	12.9	15.6	45.2	320.7
Gap	(4.0)	6.5	15.1	(17.6)	–

Total
Gap	$11.3	$(20.2)	$27.9	$(19.0)	$–
As at October 31, 2011:
Gap	$28.3	$(8.0)	$1.9	$(22.2)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

T38 Structural interest sensitivity

	2012		2011

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates	(561)	(23)	(144)	178
100bp decrease in rates	394	15	86	(185)
After-Tax Impact of
200bp increase in rates	(1,186)	(44)	(300)	368
200bp decrease in rates	586	42	124	(366)

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The LCO also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2012, a one per cent increase in the Canadian dollar against all currencies in which the Bank operates, decreases the Bank’s before-tax annual earnings by approximately $37 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $185 million as at October 31, 2012, net of hedging.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading activities

Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical and actual profit and loss results. A VaR at the 99% confidence interval is an indication of the probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2012 there were no theoretical profit/loss exceptions and no actual profit/loss exceptions.

In fiscal 2012, the total one-day VaR for trading activities averaged $18.7 million, compared to $15.4 million in 2011. The increase was primarily due to higher debt specific risk.

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time frame identified as a stressful period given the risk profile of the trading portfolio. In fiscal 2012, the total one-day Stressed VaR for trading activities averaged $37.1 million.

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In addition, new Basel market risk capital requirements effective in Q1, 2012 include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk. This is the potential for direct losses due to an obligor’s default as well as the potential for indirect losses that may arise from a default event; and

Credit migration risk. This is the potential for direct losses due to an internal or external rating downgrade or upgrade as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo simulation tool is used for the obligors underlying the Credit Default Swap (CDS) and bond portfolios to perform default and migration simulations which are then applied to revalue the instruments. Both IRC and CRM are calculated at the 99.9th percentile with a one year horizon. The CRM in correlation trading also incorporates a market simulation model to capture historical price movements.

As at October 31, the market risk capital requirements for IRC and CRM were $118 million and $164 million respectively. The CRM surcharge was $169 million.

Chart 46 shows the distribution of daily trading revenue for fiscal 2012. Trading revenue averaged $6.1 million per day, compared to $4.3 million for 2011. Revenue was positive on more than 97% of trading days during the year, higher than 2011. During the year, the largest single day trading loss was $4.3 million which occurred on November 28, 2011, and was lower than the total VaR of $19.9 million on the same day.

T39 Total one-day VaR by risk factor

	2012				2011(2)

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Interest rate	12.9	11.6	18.6	6.4	8.3	10.3	20.9	6.2
Equities	1.7	2.6	5.3	1.1	1.7	4.8	10.9	1.1
Foreign exchange	0.8	1.1	2.5	0.4	1.3	1.2	2.4	0.4
Commodities	3.3	2.8	4.2	1.5	2.6	2.2	4.5	1.2
Debt specific(1)	13.7	14.5	17.6	11.9	12.5	10.2	16.4	6.9
Diversification	(14.0)	(13.9)	N/A	N/A	(11.3)	(13.3)	N/A	N/A
All-Bank VaR	18.4	18.7	24.2	15.2	15.1	15.4	22.1	11.2
All-Bank Stressed VaR	38.8	37.1	43.6	32.5	34.1	28.8	37.2	18.2

(1)	Debt specific risk was not disclosed previously.
(2)	Prior period amounts were restated to conform to current methodology.

Calculation of market risk capital for trading

The assessment of market risk capital for trading activities can be aggregated using general market risk VaR, specific risk VaR, IRC, and CRM.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. The attributes and parameters of the VaR model is described in the Risk Measurement Summary on page 63. The Office of the Superintendent of Financial Institutions (OSFI) has approved the Bank’s internal VaR, IRC and CRM models for the determination of market risk capital.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

For regulatory capital purposes, other measures of market risk are calculated effective November 1, 2011. Below are the market risk requirements as at October 31, 2012.

($ millions)
All Bank VaR	$195
All Bank Stressed VaR	421
Incremental Risk Charge	118
Comprehensive Risk Measure	164
CRM Surcharge	169
Standardized Approach	38
Total market risk capital	$1,106	(1)
(1)	Equates to $13.8 billion of risk-weighted assets.

C46 Trading revenue distribution

Year ended October 31, 2012

C47 Daily trading revenue vs. VaR

$ millions, November 1, 2011 to October 31, 2012

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above in the Trading activities section. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured Transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, manage the cost of funds, and to enable the core businesses to continue to generate revenue, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short- term horizons (cash gaps) and a minimum level of core liquidity.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

T40 Liquidity

	IFRS

As at October 31 ($ millions)	2012	2011	2010(1)
Canadian dollar liquid assets
Cash and deposits with central banks	$671	$514	$488
Deposits with other banks	2,412	2,341	3,255
Securities(2)	98,720	78,578	79,403
	$101,803	$81,433	$83,146
Foreign currency liquid assets
Cash and deposits with central banks	37,055	29,433	23,049
Deposits with other banks	14,666	12,934	13,439
Precious metals	12,387	9,249	6,497
Securities	40,599	25,062	20,678
Call and short loans	1,127	1,708	1,498
	$105,834	$78,386	$65,161
Total liquid assets
Cash and deposits with central banks	37,726	29,947	23,537
Deposits with other banks	17,078	15,275	16,694
Precious metals	12,387	9,249	6,497
Securities(2)	139,319	103,640	100,081
Call and short loans	1,127	1,708	1,498
	$207,637	$159,819	$148,307
Liquid assets as a % of total assets	31.1%	26.9%	27.3%
(1)	As at November 1, 2010.
(2)	Includes MBS Available for Sale of $41,040 in 2012, $21,466 in 2011 and $17,809 at November 1, 2010 that are reported as residential mortgage loans.

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Liquidity Profile

The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2012, liquid assets were $208 billion or 31% of total assets, compared to $160 billion or 27% of total assets as at October 31, 2011. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 67% and 33%, respectively (October 31, 2011 – 65% and 35%, respectively). The increase in liquid assets was mainly attributable to growth in the securities portfolio and deposits with banks. Included in liquid assets are mortgage backed securities which for accounting purposes are classified as residential mortgages.

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be used as collateral under repurchase agreements. In addition, pursuant to the adoption of International Financial Reporting Standards, mortgage backed securities sold to Canada Housing Trust under the Canada Mortgage Bond program are reported on the balance sheet as pledged assets. As at October 31, 2012, total assets pledged, including securities sold under repurchase agreements, were $155 billion, compared to $124 billion as at October 31, 2011. Pledged assets include assets that have been received from counterparties through normal course business in securities financing and derivative transactions. The year-over-year increase was largely due to an increase in pledging activity to support the Bank’s secured borrowing and lending activities, including repurchase agreements, and to support the Bank’s covered bond program. Note 38(c) to the Consolidated Financial Statements, on page 167, provides details about the asset pledging activity, including year-over-year changes. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, as well as wholesale funding (including securitization of assets).

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $191 billion as at October 31, 2012, versus $174 billion last year. The increase was attributable to an increase of $12 billion in capital and growth of $5 billion in personal deposits. In addition, a portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term liabilities (original maturity over 1 year) of $90 billion (2011 – $78 billion). Longer term liabilities include senior unsecured deposit notes, residential mortgage securitizations and covered bonds.

Diversification is a key part of the Bank’s overall funding and liquidity management strategy. The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access global financial markets, and raises funding across a variety of terms, currencies and investor classes including corporations, institutional money managers, pension funds and central banks.

In Canada, the Bank raises both short- and longer-term wholesale funding through the issuance of senior unsecured deposit notes. Additional term funding in Canada is generated through Canadian residential mortgage securitizations and the issuance of non-common capital including subordinated debentures. In the U.S., short-term funding is raised through the issuance of certificates of deposits and commercial paper programs. The Bank’s US$16 billion Medium Term Notes Program is used to raise longer-term funding in the U.S. Internationally, the Bank generates short term funding through certificate of deposits in various currencies as well as an Australian commercial paper program. Term funding is raised internationally across a variety of currencies by a US$20 billion European Medium Term Note Program as well as a US$20 billion Global Covered Bond Program (issuance to date has been in USD and AUD).

In normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments.

Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

Contractual Obligations

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank.

Table 41 provides aggregated information about the Bank’s contractual obligations related to all financial and other liabilities as at October 31, 2012, which affect the Bank’s liquidity and capital resource needs. The table provides details on undiscounted contractual cash flows to maturity. Depending on the nature of these obligations, they may be recorded on- or off-balance sheet.

The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $321 million in 2012 (2011 – $276 million). The increase of $45 million relates primarily to the sale of Scotia Plaza and lease-back of the Bank’s space in the complex, along with the full-year impact from DundeeWealth acquisition in 2011 and growth in Canadian and International service delivery platforms.

Two major outsourcing contracts have been entered into by the Bank. The largest is a contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean, Central America, and Mexico. The contract for Canadian operations was renewed in 2007 and is now extended until 2013, co-terminus with Mexico, the Caribbean and Central America contracts.

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The second is a three-year contract, with two optional five-year renewals, entered into in 2003, with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The final 5-year option has been exercised. These outsourcing contracts are cancellable with notice.

T41 Contractual obligations

As at October 31 ($ millions)	Under 1 year	1-3 years	4-5 years	Over 5 years	No Specific Maturity*	Total
Deposits	209,547	68,985	29,928	5,439	149,710	463,609
Acceptances	8,932					8,932
Obligations related to securities sold short	18,622					18,622
Derivative financial instruments					35,299	35,299
Obligations related to securities sold under repurchased agreements	56,029	920				56,949
Subordinated debentures	1,250			8,893		10,143
Capital instrument liabilities	708			650		1,358
Other liabilities	3,585	1,231	2,023	2,547	22,367	31,753
Subtotal	298,673	71,136	31,951	17,529	207,376	626,665
Operating leases	283	449	306	507	–	1,545
Outsourcing obligations	185	141	12	–	–	338
Total	299,141	71,726	32,269	18,036	207,378	628,548

*	Includes deposits on demand and on notice.

Capital Expenditures

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

Total capital expenditures in 2012, are estimated to be $328 million, an increase of 25% from 2011. The increase is primarily in technology spending, due mainly to the ABM replacement program and digital signage in our domestic branch network.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves the Bank’s Operational Risk Management Policy and Operational Risk Management Framework;
–

A senior level Operational Risk Committee comprised of Heads of Business Lines and key control functions, and chaired by the Group Head and Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;
–	Executive management with clearly defined areas of responsibility;
–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and
–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has an inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a more forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

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•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•

The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s Advanced Measurement Approach capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within the Scotiabank Group and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•	The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Capital

The Bank currently applies the Standardized Approach for calculating operational risk capital under the Basel II capital framework. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its pre-application to OSFI to use the Advanced Measurement Approach (AMA). Pending regulatory approval the Bank is expected to be AMA compliant in fiscal 2014. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and BEICF adjustments to arrive at a final operational risk regulatory capital calculation. The impact on required regulatory capital is not determinable at this time.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

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The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental risk

Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 55.

In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.

Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In 2012, GHG emissions data for the branch network and corporate offices was externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy, including the Scotiabank Global Climate Change Fund, an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects, an auto loan product for hybrid, electric and clean diesel vehicles, an Environmental Markets group, which assists corporate clients originate and trade carbon credits, and an eco-home renovation program.

EcoLiving

Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2011, Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(North America), an annual review that recognizes the world’s financial, social and environmental corporate leaders. For more information on Scotiabank’s environmental policies and practices, please refer to:

•	the Bank’s annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com;

•	the Environment section of Scotiabank’s website at www.scotiabank.com/environment;

•	the Bank’s EcoLiving website at www.scotiabank.com/ecoliving; and

•	Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.

Insurance risk

The Bank is both a distributor of third party insurance products and underwrites insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business units has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance company subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance companies maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements

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as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Strategic risk

Strategic Risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank’s Strategy Management and Executive Projects department manages the strategic planning process by working with the Executive Management Team, business lines, and control units to develop the strategic plan in a consistent and disciplined manner; ensuring the plan is aligned with the Bank’s Five Point Strategy; annually documenting the Bank’s Five Point Strategy and strategic plan for approval by the Chief Executive Officer; and, monitoring the effectiveness of the Bank’s strategy against a suite of established performance objectives, and reporting regularly to the Chief Executive Officer.

Chief Executive Officer:

•	Present the strategic plan annually to the Board of Directors; and,

•	Report regularly to the Board of Directors on the effectiveness of the Bank’s strategy through the Balanced Scorecard.

The execution and evaluation of strategic plans is a fundamental element of the Bank’s enterprise-wide risk management framework. All employees are responsible for clearly understanding the Bank’s direction and goals. On an ongoing basis, business lines and control units identify, manage, and assess the internal and external events and risks that could impede achievement of strategic objectives. The Executive Management Team regularly meets to evaluate the effectiveness of the Bank’s strategic plan, and consider what amendments, if any, are required.

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CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 100.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2012, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2012.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2012. The adoption of IFRS did not result in any systematic or pervasive changes in internal controls over financial reporting.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 110 to 121 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were lower in 2012 than in 2011, driven primarily by lower provisions in Canadian Banking and in Global Banking and Markets, partially offset by higher provisions in International Banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance

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level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $90 million (2011 – $62 million). The non-retail quantitative estimate in 2012, includes an adjustment in respect of variation and uncertainty in the historically based credit parameters.

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2012, was $2,456 million, an increase of $283 million from a year earlier. The increase was primarily due to changes in credit quality. The collective allowance amount is primarily attributable to business and government performing loans ($965 million), with the remainder allocated to personal lending and credit cards ($937 million) and residential mortgages ($554 million). These amounts for personal lending and credit cards and for residential mortgages include allowances for both performing and impaired loans.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market (level 1). Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments. This value is supplemented as required with internal valuation models with significant market observable inputs (level 2) or unobservable inputs (level 3). Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models which maximizes the use of market observable inputs are used to estimate the fair value (level 2). Alternatively the use of non-market observable inputs to estimate fair value will result in level 3 classification.

Financial instruments in the Bank’s trading assets are comprised primarily of securities and loans. These trading instruments are carried at fair value on the Consolidated Statement of Financial Position, with changes in the fair values of trading instruments recorded in the Consolidated Statement of Income in other operating income – trading revenues.

Securities designated as available-for-sale are recorded at fair value on the Consolidated Statement of Financial Position. These securities are mostly valued using quoted prices (level 1) or valuation methods using market-observable inputs (level 2). Equity securities which do not have a quoted market price in an active market are valued using models with mostly unobservable inputs (level 3). The unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.

Derivatives designated in hedging relationship are recorded at fair value on the Consolidated Statement of Financial Position. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through other comprehensive income.

Fair values of exchange-traded derivatives are based on quoted market prices (level 1). Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs (level 2) mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs (level 3) are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

The Bank has processes and controls in place to ensure that its fair values are appropriate. An independent model review group reviews the Bank’s valuation models and approves them for use for specific products.

The Bank’s valuation policies require that all pricing or rate sources, such as brokers, dealers and consensus pricing services used for the purposes of independent price verification be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Further, price verification groups, independent from the risk-taking functions, ensure that observable market prices and market based parameters are used for valuation wherever possible. For those products with material parameter risk for which market levels are not observable, an independent review of the assumptions made for pricing is performed.

In arriving at fair value, valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These monthly adjustments include dimensions such as counterparty credit quality, the Bank’s own creditworthiness, constraints on liquidity and unobservable parameters. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $273 million as at October 31, 2012, (2011 – $469 million), net of any write-offs. These valuation adjustments are due mainly to counterparty credit risk considerations for derivative transactions. Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible. Where significant unobservable market data is used

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as a key input into the valuation of certain derivatives, the inception profit or loss on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount is disclosed in Note 6 on page 126.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 6 on pages 122 to 126. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

Fair value hierarchy of financial instruments

	Assets			Liabilities
Fair value hierarchy	Trading assets	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	60%	52%	4%	79%	6%
Level 2	38%	43%	95%	21%	92%
Level 3	2%	5%	1%	–%	2%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

As at October 31, 2012, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,312 million (2011 – $1,397 million), and the gross unrealized losses were $219 million (2011 – $434 million). Net unrealized gains were therefore $1,093 million (2011 – $963 million) before hedge amounts. The net unrealized gains after hedge amounts were $891 million (2011 – $736 million).

At October 31, 2012, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $140 million (2011 –

$232 million). This unrealized loss was comprised of $80 million (2011 – $135 million) in debt securities, $44 million (2011 – $52 million) related to preferred shares and $16 million (2011 – $45 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation which is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. The management assumptions with the greatest potential impact are the assumed long-term rate of return on assets and the discount rate used for measuring the benefit obligation. If the assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2012 would have been $55 million higher (lower). If the assumed discount rate was 1% lower (higher), the benefit expense for 2012 would have been $95 million higher (lower).

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $1,071 million in its principal pension plans as disclosed in Note 31 to the Consolidated Financial Statements on pages 157 to 159. There has been a decline in the funded status of the plans due to a reduction in prescribed discount rates in most countries resulting in higher benefit obligations. The decline in the funded status of the plans will impact the benefit expense for fiscal year 2013 and possibly future years.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with IFRS, this difference is not recognized immediately as income or expense as the Bank has elected to use the corridor approach whereby actuarial gains and losses are amortized into income over future periods.

Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 8 to 18 years for the Bank’s principal pension plans, and 8 to 26 years for the Bank’s principal other benefit plans.

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Note 31 on pages 157 to 159 of the 2012 Consolidated Financial Statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgement in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to subsidiaries’ unused income tax losses from operations arising in prior years were $169 million as at October 31, 2012, (2011 – $268 million). Note 30 on pages 155 to 156 of the 2012 Consolidated Financial Statements contains further details with respect to the Bank’s provisions for income taxes.

Special purpose entities

In the normal course of business, the Bank enters into arrangements with special purpose entities (SPEs) on behalf of its customers and for its own purposes. These SPEs can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 40 and 41 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a SPE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a SPE and determining whether the Bank controls the SPE based on the following factors:

•	whether the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
•

whether the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

•	whether the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risk incident to the activities of the SPE; or
•	whether the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the SPE operates and the amount and timing of future cash flows.

Management is required to exercise judgement to determine if a change in control event has occurred. In applying the guidance under IFRS, the Bank considers the following events to be indicators that a change in control may have occurred: changes to the SPE’s governing documents or contractual arrangements; the Bank or third parties disposing some or all of its interest to unrelated parties; or new interests issued to the Bank or third parties.

During 2012, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduit SPEs.

As described in Note 14 to the Consolidated Financial Statements (on pages 138 to 140) and in the discussion of off-balance sheet arrangements (on pages 40 and 41), the Bank does not control the two Canadian-based multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

Under IFRS, goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s cash-generating units (CGU) or group of CGUs that are expected to benefit from the combination. For the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized if the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. If either fair value less costs to sell or value in use exceeds the carrying amount, there is no need to determine the other. In determining fair value less costs to sell, an appropriate valuation model is used. The model considers various factors including normalized earnings, projected forward earnings and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Goodwill was assessed for impairment based on the methodology as at October 31, 2012, and no impairment was determined.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

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Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Transition to IFRS

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) effective November 1, 2010. The Consolidated Financial Statements for the year ended October 31, 2012, have been prepared in accordance with IFRS. Comparative period financial statements for the year ended October 31, 2011, have been reported under IFRS. As these are the first Consolidated Financial Statements prepared under IFRS, the provisions of IFRS 1, First-time Adoption of IFRS, have been applied. The Bank previously prepared its primary financial statements under Canadian GAAP.

For a detailed explanation of the impact of adoption of IFRS on the Bank’s Consolidated Statement of Financial Position, please refer to Note 42, First-time adoption of IFRS, of the Consolidated Financial Statements.

Reconciliation of Canadian GAAP net income to IFRS net income

The table below presents a reconciliation of net income reported under Canadian GAAP (CGAAP) to International Financial Reporting Standards (IFRS) for the year ended October 31, 2011:

IFRS 1, First-time Adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Other options available under IFRS 1 which are not discussed here are either not material or not relevant to the Bank. The information provided should be read in conjunction with the Bank’s 2011 audited Consolidated Financial Statements and the Future Accounting Changes disclosed in the MD&A on pages 83 to 89 of the Bank’s 2011 Annual Report. Refer to Note 42, First-time adoption of IFRS of the Consolidated Financial Statements and the Bank’s press release of January 24, 2012, for further details on the Bank’s transition to IFRS.

At the date of transition (November 1, 2010), the Bank elected to make the following exemptions from full retrospective application of IFRS:

Optional exemptions:

Employee benefits

The Bank has recognized in retained earnings at November 1, 2010, all cumulative unamortized actuarial losses on employee defined benefit obligations (after-tax charge of $1,432 million).

Cumulative translation differences

The Bank has reset the cumulative translation differences for all foreign operations to zero at November 1, 2010, resulting in a reclassification of $4,507 million from accumulated other comprehensive income (AOCI) to retained earnings.

Designation of previously recognized financial instruments

The Bank has elected to redesignate certain financial instruments.

•

Corporate loans of $2,098 million previously designated under the fair value option under CGAAP were reclassified to the held-for-trading loans category under IFRS. CGAAP did not permit these loans to be classified as held-for-trading.

•	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

Mandatory exceptions:

Securitization

The Bank has applied IFRS derecognition guidance to transactions on or after January 1, 2004. The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) program no longer qualify for off-balance sheet treatment. The net impact was an increase of $15 billion to assets, $15 billion to liabilities, $140 million to retained earnings and a decrease of $336 million to AOCI.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies qualify for hedge accounting under IFRS.

	For three months ended				For the year ended October 31 2011
For the year ended ($ millions)	January 31 2011	April 30 2011	July 31 2011	October 31 2011
Net income under Canadian GAAP	$1,200	$1,543	$1,285	$1,240	$5,268
Adjustments under IFRS:
Consolidation	15	30	28	–	73
Securitization	(23)	(16)	(2)	(56)	(97)
Employee benefits	16	(12)	13	8	25
Effect of changes in FX rates	28	77	(7)	(34)	64
Other	13	(1)	(14)	(1)	(3)
Total adjustments to net income	49	78	18	(83)	62
Net income under IFRS	$1,249	$1,621	$1,303	$1,157	$5,330

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Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase in business and government loans of $258 million, an increase in deferred taxes of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS are consistent with those determined under CGAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under CGAAP, are based on the information and conditions that existed at the date of estimation.

Key impact analysis of IFRS on the financial results of 2011

The following is a summary of the more significant differences applicable to the Bank and its impact on 2011 comparative CGAAP financial results:

Consolidation

Special purpose entities (SPEs)

The Bank consolidated certain SPEs under IFRS that were previously not consolidated under CGAAP. The adjustment to net income captures the impact of consolidation of these SPEs along with any related impact on hedges that were in place under CGAAP.

For the year ended October 31, 2011, net income under CGAAP was increased by $15 million as a result of adopting IFRS.

Capital funding trusts

Certain capital instruments issued by capital funding trusts, which were consolidated under IFRS, were either wholly or in part assessed to be non-common equity. As a result, income under IFRS is higher as a portion of the previously recorded interest expense is reflected as a distribution to equity holders. However, there is no impact on net income attributable to common shareholders or basic earnings per share.

For the year ended October 31, 2011, net income under CGAAP was increased by $58 million as a result of adopting IFRS.

Securitization

As a result of differences in derecognition criteria between IFRS and CGAAP, the Bank’s transfers of insured residential mortgages to Canada Housing Trusts (CHT) through the Canadian Government’s Canada Mortgage Bond (CMB) program do not meet the derecognition criteria and, hence, have been accounted for as secured borrowing transactions under IFRS.

Under CGAAP, these mortgages were considered to be sold and a gain on sale was recorded. Seller swaps between the Bank and CHT were recorded and marked to market. Under IFRS, the mortgages remain on-balance sheet, a related funding liability was recorded and the seller swaps were no longer recorded on the balance sheet. The difference in net income under IFRS was due to recognition of the income on the mortgages, interest expense on the related funding, reversal of the gain on sale and reversal of the mark-to-market on the seller swaps.

For the year ended October 31, 2011, net income under CGAAP was decreased by $97 million as a result of adopting IFRS.

Employee benefits

The recognition of previously unrecognized cumulative actuarial losses in retained earnings upon transition to IFRS results in a lower pension expense in future periods.

In the second quarter of 2011, there was a cost of living adjustment made to the pension plan. This was recognized immediately in the Consolidated Statement of Income under IFRS, but was amortized under CGAAP.

For the year ended October 31, 2011, net income under CGAAP was increased by $25 million as a result of adopting IFRS.

Changes in functional currency

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment and primary factors in which the entity operates, with less emphasis on secondary factors. The changes in functional currency impacts the foreign currency translation of foreign investments, as well as any related hedges in place over the net investments.

Under IFRS, the Bank assessed and determined changes in functional currency for a small number of foreign operations. The foreign exchange translation gains/losses of these operations are taken to net income instead of other comprehensive income. Net investment hedges that were in place for these operations under CGAAP did not qualify under IFRS, causing the foreign exchange impact of these hedges to flow to net income instead of other comprehensive income. During 2011, certain new hedging strategies were implemented which offset any impact from functional currency changes for the remainder of the year.

For the year ended October 31, 2011, net income under CGAAP was increased by $51 million as a result of adopting IFRS.

Foreign exchange translation of AFS equity securities

All AFS equity securities denominated in foreign currency were hedged with related funding liabilities in the same currency. As a result, under CGAAP the foreign exchange impact on translation of AFS securities was completely offset by translation of related funding liabilities. Under IFRS, the foreign exchange translation on AFS equity securities was recorded in other comprehensive income, while the foreign exchange translation on the funding liabilities was recorded in the income statement. The impact on net income in 2011, reflects changes to exchange rates. By the end of 2011, new hedging strategies were implemented which offset the impact of these foreign exchange translation losses in 2012.

For the year ended October 31, 2011, net income under CGAAP was increased by $13 million as a result of adopting IFRS.

Other

This section reflects the impact on net income of individually immaterial items resulting from the adoption of IFRS. These include the following:

•	Business combinations – impact from recognition of contingent consideration at fair value.

•	Hyperinflationary economies – impact of the general price index adjustment on the equity pick up from associates.

•	Share-based payments – impact of measurement of liability-based awards at fair value compared to intrinsic value.

For the year ended October 31, 2011, net income under CGAAP was decreased by $3 million as a result of adopting IFRS for these items.

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Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt the standards that are issued, but not currently effective as of November 1, 2013 (with the exception of IFRS 7) as outlined in the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

•

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities (SPE). Control is based on an investor’s current ability to use its power over the key activities of a subsidiary or SPE to affect its exposure or return generated by the subsidiary or SPE. An amendment to the standard was subsequently issued which provided additional transition guidance.

•

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

•

IFRS 12, Disclosure of Interests in Other Entities, broadens the definition of interests and requires enhanced disclosures on interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides disclosure requirements for fair value used across all IFRS standards.

•

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded into OCI would not be reclassified to the Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses.

•

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2015

•

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets. The standard has been amended by the IASB to postpone the effective date for two years from the original effective date. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The other phases of this project, which are currently under development, address impairment of financial assets and hedge accounting. The Bank continues to monitor all of these developments and continues to assess the impact.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, new consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank actively monitors these and other developments and is working to ensure business impacts, if any, are minimized.

Related party transactions

Transactions with key management personnel

Compensation of key management personnel of the Bank Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

($ millions)	2012	2011
Salaries and cash incentives(1)	$20	$19
Equity-based payment(2)	31	29
Pension and other benefits(1)	1	1
Total	$52	$49

(1)	Expensed during the year
(2)	Awarded during the year

Directors can use some of all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 29 – Share-based payments for further details of these plans.

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Loans and deposits of key management personnel

($ millions)	2012	2011
Loans	$2	$4
Deposits	$15	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $4.3 million as at October 31, 2012, (2011 – $4.4 million), while actual utilized amounts were $1.6 million (2011 – $2.0 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations or terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

As at and for the year ended October 31 ($ millions)	2012	2011
Net income	$21	$25
Loans	451	255
Deposits	572	392
Guarantees and commitments	49	41

The Bank manages assets of $1.7 billion (October 31, 2011 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earns $3 million (October 31, 2011 – $3 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

Scotiabank Annual Report  2012      79

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLEMENTARY DATA*

Geographic information

T42 Net income by geographic segment

	2012						2011

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total
Net interest income	$4,762	$542	$846	$832	$3,144	$10,126	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,227	422	416	376	1,004	6,445	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	214	–	3	4	377	598	219	–	1	–	377	597
Other operating income	1,489	275	58	23	986	2,831	825	171	46	16	926	1,984
Provision for credit losses	515	20	89	180	348	1,152	621	(12)	145	85	297	1,136
Operating expenses	5,715	412	878	587	2,915	10,507	5,483	441	869	520	2,269	9,582
Provision for income taxes	879	290	28	156	374	1,727	626	264	73	138	234	1,335
Net income	$3,583	$517	$328	$312	$1,874	$6,614	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments(1)						(148)						(203)
						$6,466						$5,330
Net income attributable to:
Non-controlling interests						223						149
Preferred shareholders						220						216
Common shareholders						$6,023						$4,965

(1)	The adoption of the standard on business combinations results in a change in the definition of net income to exclude non-controlling interests.

T43 Loans and acceptances by geography(1)

Excludes reverse repos	IFRS		CGAAP			Percentage mix

As at September 30 ($ billions)	2012(2)	2011(2)	2010	2009	2008	2012	2008
Canada
Atlantic provinces	$17.0	$15.7	$17.0	$15.7	$16.2	4.5%	5.6%
Quebec	22.8	20.5	17.7	16.0	16.7	6.1	5.8
Ontario	124.7	117.7	101.7	96.0	103.5	33.2	35.7
Manitoba and Saskatchewan	11.4	10.4	6.6	6.2	6.4	3.0	2.2
Alberta	36.8	33.9	21.7	20.3	22.4	9.8	7.7
British Columbia	39.2	36.1	21.1	18.8	21.2	10.4	7.3
	251.9	234.3	185.8	173.0	186.4	67.0	64.3
U.S.	26.1	16.8	21.1	22.0	20.6	6.9	7.1
Mexico	10.3	10.3	10.1	9.7	10.9	2.7	3.8
Other International
Latin America(4)	40.4	28.5	23.4	21.5	22.6	10.7	7.8
Europe	8.9	9.1	6.5	12.9	18.4	2.4	6.3
Caribbean and Central America(4)	18.3	17.8	18.8	15.6	14.8	4.9	5.1
Other	20.3	21.1	17.0	15.1	16.1	5.4	5.6
	87.9	76.5	65.7	65.1	71.9	23.4	24.8
	376.2	337.9	282.7	269.8	289.8	100.0%	100.0%
Collective allowance(3)	(2.4)	(2.1)	n/a	n/a	n/a
FDIC guaranteed loans	(0.1)	(0.1)
General allowance	n/a	n/a	(1.4)	(1.4)	(1.3)
Total loans and acceptances	$373.7	$335.7	$281.3	$268.4	$288.5

(1)	Periods prior to 2011 reflect balances as at September 30, and General Allowances as at October 31.
(2)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(3)	The general allowance is now referred to the collective allowance on performing loans and $1.2 million included in collective allowance.
(4)	2008 through 2011 have been reclassified to conform to current presentation.

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.

80      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T44 Gross impaired loans by geographic segment

	IFRS		CGAAP

As at October 31 ($ millions)	2012(1)	2011(1)	2010	2009	2008
Canada	$1,182	$1,168	$1,276	$1,258	$761
U.S.	139	8	179	408	107
Mexico	145	152	250	238	216
Peru	266	230	219	194	272
Other International	1,850	1,797	2,497	1,841	1,138
Total	$3,582	$3,355	$4,421	$3,939	$2,494

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T45 Provision against impaired loans by geographic segment

	IFRS		CGAAP

For the fiscal years ($ millions)	2012	2011	2010	2009	2008
Canada	$515	$621	$712	$804	$388
U.S.	20	(12)	(13)	192	16
Mexico	89	145	168	185	141
Peru	180	86	104	102	(45)
Other International	348	296	352	290	130
Total	$1,152	$1,136	$1,323	$1,573	$630

T46 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2011 Total
							2012 Total
Asia
China	$2,480	$2,705	$353	$388	$227	$11	$6,164	$5,679
India	2,318	1,293	31	103	–	22	3,767	3,799
South Korea	1,453	399	–	448	–	68	2,368	2,755
Thailand	397	29	–	7	1,570	1	2,004	1,501
Hong Kong	673	253	39	204	–	16	1,185	1,449
Malaysia	808	94	–	274	268	5	1,449	1,274
Japan	359	41	133	987	–	62	1,581	722
Other(2)	575	253	70	109	–	77	1,085	1,235
							$19,603	$18,414
Latin America
Mexico	$2,368	$290	$–	$133	$2,317	$49	$5,158	$4,578
Chile	2,695	331	165	34	2,532	43	5,800	4,357
Peru	1,410	381	–	–	2,236	8	4,035	2,905
Brazil	1,572	1,695	–	179	179	10	3,636	2,903
Costa Rica	871	146	–	–	605	–	1,622	1,730
Panama	2,191	65	21	2	–	16	2,296	1,879
El Salvador	314	18	–	–	382	–	714	590
Uruguay	133	5	–	19	291	–	448	479
Colombia	282	181	–	2	1,184	3	1,651	467
Venezuela	5	–	–	–	164	–	169	142
							$25,529	$20,030

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

Scotiabank Annual Report  2012      81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

T47 Loans and acceptances by type of borrower(1)

	IFRS

	2012

As at October 31 ($ billions)	Balance	% of total	2011	2010(1)
Loans to households
Residential mortgages	$175.6	46.7%	$161.7	$152.3
Credit cards	12.6	3.3	11.0	10.9
Personal loans	55.7	14.8	52.3	52.6
	243.9	64.8	225.0	215.8

Loans to businesses and governments
Financial services	27.0	7.2	20.7	17.8
Wholesale and retail	12.7	3.4	10.7	9.7
Real estate	11.4	3.0	10.3	10.2
Oil and gas	11.8	3.1	9.6	8.8
Transportation	8.0	2.1	7.3	6.6
Automotive	6.7	1.8	5.4	4.8
Agriculture	5.7	1.5	5.2	4.3
Government	3.6	1.0	4.2	4.0
Hotels and leisure	3.5	0.9	3.4	3.8
Mining and primary metals	5.7	1.5	6.3	5.1
Utilities	5.7	1.5	4.9	4.6
Health care	3.7	1.0	3.8	3.4
Telecommunications and cable	4.3	1.1	3.8	3.1
Media	1.3	0.4	1.4	1.5
Chemical	1.4	0.4	1.5	1.1
Food and beverage	2.6	0.7	2.7	2.6
Forest products	1.3	0.4	1.1	1.0
Other	15.9	4.2	10.6	9.6
	132.3	35.2	112.9	102.0
	376.2	100%	337.9	317.8
Collective allowance for performing loans(2)	(2.4)		(2.1)	(2.1)
FDIC guaranteed loans	(0.1)		(0.1)
Total loans and acceptances	$373.7		$335.7	$315.7

(1)	Each class of loans is presented net of the individually assessed allowance.
(2)	As at November 1, 2010.

T48 Off balance-sheet credit instruments

	IFRS		CGAAP

As at October 31 ($ billions)	2012	2011	2010	2009	2008
Commitments to extend credit(1)	$109.9	$104.7	$103.6	$104.5	$130.2
Standby letters of credit and letters of guarantee	22.1	21.1	20.4	21.9	27.8
Securities lending, securities purchase commitments and other	16.2	14.2	14.0	12.7	12.8
Total	$148.2	$140.0	$138.0	$139.1	$170.8

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

82      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T49 Changes in net impaired loans

For the fiscal years ($ millions)	2012	2011
Gross impaired loans(1)
Balance at beginning of year	$3,355	$3,668
Net additions
New additions	2,825	2,790
Declassifications, payments and loan sales	(1,407)	(1,708)
	1,418	1,082
Writeoffs
Residential mortgages	(66)	(130)
Personal loans	(730)	(374)
Credit cards	(299)	(628)
Business and government	(203)	(192)
	(1,298)	(1,324)
Foreign exchange and other	107	(71)
Balance at end of year	3,582	3,355
Allowance for credit losses on impaired loans
Balance at beginning of year	1,398	1,377
Provision for credit losses:	1,252	1,076
Writeoffs	(1,298)	(1,324)
Recoveries by portfolio
Residential mortgages	30	55
Personal loans	184	71
Credit cards	76	152
Business and government	85	71
	375	349
Foreign exchange and other(2)	(118)	(80)
Balance at end of year	1,609	1,398
Net impaired loans
Balance at beginning of year	1,957	2,291
Net change in gross impaired loans	227	(313)
Net change in allowance for credit losses on impaired loans	(211)	(21)
Balance at end of year	1,973	1,957
Collective allowance on performing loans	(1,272)	(1,224)
Balance, after deducting collective allowance on performing loans, at end of year	$701	$733

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Includes $4 transferred to/from other liabilities (2011 – $8).

Scotiabank Annual Report  2012      83

MANAGEMENT’S DISCUSSION AND ANALYSIS

T50 Provision for credit losses

For the fiscal years ($ millions)	2012	2011
Gross provisions	$1,637	$1,653
Reversals	(110)	(168)
Recoveries	(375)	(349)
Net provisions for credit losses on impaired loans	1,152	1,136
Collective provision (reversals) on performing loans	100	(60)
Total net provisions for credit losses	$1,252	$1,076

T51 Provisions for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2012	2011
Personal
Residential mortgages	$112	$176
Other personal loans	875	760
	987	936
Businesses and governments
Financial services	2	(7)
Wholesale and retail	21	23
Real estate	25	29
Oil and gas	3	48
Transportation	6	43
Automotive	2	(2)
Agriculture	19	(1)
Government	2	–
Hotels and leisure	6	6
Mining and primary metals	–	1
Utilities	4	3
Health care	10	4
Telecommunications and cable	(7)	1
Media	14	15
Chemical	–	–
Food and beverage	–	3
Forest products	7	4
Other	51	30
	165	200
Total provisions against impaired loans	$1,152	$1,136

84      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T52 Impaired loans by type of borrower

	2012(1)			2011(1)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Personal
Residential mortgages	$1,301	$341	$960	$1,336	$238	$1,098
Other personal loans	861	807	54	840	676	164
	2,162	1,148	1,014	2,176	914	1,262
Businesses and governments
Financial services	8	2	6	39	24	15
Wholesale and retail	150	69	81	177	85	92
Real estate	257	51	206	176	54	122
Oil and gas	57	41	16	55	61	(6)
Transportation	86	35	51	118	51	67
Automotive	9	4	5	13	1	12
Agriculture	92	31	61	62	23	39
Government	53	9	44	32	6	26
Hotels and leisure	196	31	165	187	31	156
Mining and primary metals	15	5	10	16	10	6
Utilities	57	5	52	11	4	7
Health care	40	21	19	17	9	8
Telecommunications and cable	14	7	7	27	10	17
Media	92	30	62	42	16	26
Chemical	1	–	1	1	–	1
Food and beverage	15	4	11	34	14	20
Forest products	17	11	6	22	8	14
Other	261	105	156	150	77	73
	1,420	461	959	1,179	484	695
Total	$3,582	$1,609	$1,973	$3,355	$1,398	$1,957

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T53 Total credit risk exposures by geography(1,2)

	IFRS					CGAAP

	2012					2011

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$55,549	$27,222	$23,375	$233,174	$339,320	$305,644
U.S.	52,787	17,173	24,555	269	94,784	80,603
Mexico	7,913	242	759	5,165	14,079	12,501
Peru	8,106	262	1,643	4,528	14,539	12,345
Other International
Europe	16,308	4,997	6,418	–	27,723	27,279
Caribbean and Central America	16,247	1,744	2,014	12,695	32,700	31,835
Latin America	17,547	612	564	9,050	27,773	17,131
Other	27,179	3,145	2,051	110	32,485	33,292
Total	$201,636	$55,397	$61,379	$264,991	$583,403	$520,630

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T54 AIRB credit risk exposures by maturity(1,2)

	IFRS				CGAAP

As at October 31 ($ millions)	2012				2011

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$93,462	$16,744	$28,752	$138,958	$130,689
One to 5 years	57,071	34,696	29,045	120,812	112,417
Over 5 years	6,837	1,211	1,698	9,746	11,625
Total non-retail	$157,370	$52,651	$59,495	$269,516	$254,731
Retail
Less than 1 year	$19,396	$12,508	$–	$31,904	$27,925
One to 5 years	145,232	–	–	145,232	120,296
Over 5 years	6,241	–	–	6,241	3,989
Revolving credits(4)	34,240	11,613	–	45,853	45,459
Total retail	$205,109	$24,121	$–	$229,230	$197,669
Total	$362,479	$76,772	$59,495	$498,746	$452,400

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

Scotiabank Annual Report  2012      85

MANAGEMENT’S DISCUSSION AND ANALYSIS

T55 Total credit risk exposures and risk-weighted assets

	IFRS				CGAAP

	2012				2011

	Exposure at Default(1)			Total Risk- weighted assets	Exposure at Default Total(1)	Total Risk- weighted assets
As at October 31 ($ millions)	AIRB	Standardized(2)	Total
Non-retail
Corporate
Drawn	$77,418	$35,556	$112,974	$82,239	$99,796	$75,405
Undrawn	40,560	2,496	43,056	20,311	42,509	20,783
Other(3)	14,919	1,846	16,765	7,095	15,222	7,307
	132,897	39,898	172,795	109,645	157,527	103,495
Bank
Drawn	31,623	3,588	35,211	8,047	26,024	8,473
Undrawn	10,893	167	11,060	2,754	11,341	2,851
Other(3)	7,804	38	7,842	1,190	10,425	1,536
	50,320	3,793	54,113	11,991	47,790	12,860
Sovereign
Drawn	48,329	5,122	53,451	4,079	50,012	4,392
Undrawn	1,198	83	1,281	220	1,128	225
Other(3)	291	–	291	27	236	17
	49,818	5,205	55,023	4,326	51,376	4,634
Total Non-retail
Drawn	157,370	44,266	201,636	94,365	175,832	88,270
Undrawn	52,651	2,746	55,397	23,285	54,978	23,859
Other(3)	23,014	1,884	24,898	8,312	25,883	8,860
	$233,035	$48,896	$281,931	$125,962	$256,693	$120,989
Retail
Retail residential mortgages
Drawn	$156,266	$18,848	$175,114	$13,005	$143,941	$10,446
Undrawn	–	–	–	–	–	–
	156,266	18,848	175,114	13,005	143,941	10,446
Secured lines of credit
Drawn	18,404	–	18,404	4,701	17,937	4,651
Undrawn	11,759	–	11,759	1,267	11,780	1,393
	30,163	–	30,163	5,968	29,717	6,044
Qualifying retail revolving exposures (QRRE)
Drawn	14,414	–	14,414	6,444	14,239	5,867
Undrawn	11,613	–	11,613	1,397	12,195	1,418
	26,027	–	26,027	7,841	26,434	7,285
Other retail
Drawn	16,025	16,913	32,938	19,642	27,209	15,911
Undrawn	749	–	749	93	630	67
	16,774	16,913	33,687	19,735	27,839	15,978
Total retail
Drawn	205,109	35,761	240,870	43,792	203,326	36,875
Undrawn	24,121	–	24,121	2,757	24,605	2,878
	$229,230	$35,761	$264,991	$46,549	$227,931	$39,753
Securitization exposures	17,636	–	17,636	4,170	14,466	4,423
Trading derivatives	18,845	–	18,845	5,434	21,540	5,612
Subtotal	$498,746	$84,657	$583,403	$182,115	$520,630	$170,777
Equities	3,155	–	3,155	3,155	3,184	6,606
Other assets	–	41,514	41,514	17,197	35,968	15,622
Total credit risk, before scaling factor	$501,901	$126,171	$628,072	$202,467	$559,782	$193,005
Add-on for 6% scaling factor(4)				7,499		7,743
Total credit risk	$501,901	$126,171	$628,072	$209,966	$559,782	$200,748

(1)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(2)	Net of specific allowances for credit losses.
(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

86      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T56 Volume/rate analysis of changes in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2012 versus 2011
	Average	Average	Net
	volume	rate	change
Net interest income
Total earning assets	1,504	(208)	1,296
Total interest-bearing liabilities	656	(345)	311
Change in net interest income	848	137	985
Assets

Deposits with banks	58	(45)	12
Trading assets	7	(12)	(4)
Securities purchased under resale agreements	75	(76)	(1)
Investment securities	20	36	56
Loans:
Residential mortgages	483	(401)	82
Personal loans and credit cards	232	395	628
Business and government	629	(105)	524
Allowance for credit losses
Total loans	1,344	(111)	1,233
Total earning assets	1,504	(208)	1,296

Liabilities

Deposits:
Personal	114	(173)	(59)
Business and government	392	(14)	378
Banks	27	12	39
Total deposits	533	(175)	358
Obligations related to securities sold under repurchase agreements	163	(255)	(92)
Subordinated debentures	23	(11)	12
Capital instrument liabilities	(19)	12	(6)
Other interest bearing liabilities	(45)	84	40
Total interest bearing liabilities	656	(345)	311

(1)	Refer to non-GAAP measures on page 17. Totals may not add due to rounding.

T57 Provision for income taxes

	IFRS		CGAAP

For the fiscal years ($ millions)	2012(1)	2011(1)	2010	2009	2008	2012 versus 2011
Income taxes
Provision for income taxes	$1,580	$1,423	$1,745	$1,133	$691	11%
Taxable equivalent adjustment(2)	288	287	286	288	416	–
Provision for income taxes (TEB)(2)	1,868	1,710	2,031	1,421	1,107	9

Other taxes
Payroll taxes	247	222	197	184	177	11
Business and capital taxes	248	183	171	177	116	35
Harmonized sales tax and other(3)	252	263	133	136	129	(4)
Total other taxes	747	668	501	497	422	12
Total income and other taxes (TEB(2))(4)	$2,615	$2,378	$2,532	$1,918	$1,529	10%
Net income before income taxes	$8,046	$6,753	$6,084	$4,794	$3,950	19%
Effective income tax rate (%)	19.6	21.1	28.7	23.6	17.5	(1.5)
Effective income tax rate (TEB(2)) (%)(5)	22.4	24.3	31.9	28.0	25.4	(1.9)
Total tax rate (%)(6)	26.5	28.2	34.1	30.8	25.5	(1.7)

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 17.
(3)	Harmonized sales tax was implemented effective July 2010. Prior to this, amounts include goods and services tax.
(4)	Comprising $1,555 of Canadian taxes (2011 – $1,398; 2010 – $1,365; 2009 – $675; 2008 – $569) and $1,060 of foreign taxes (2011 – $968; 2010 – $1,167; 2009 – $1,243; 2008 – $960).
(5)	Provision for income tax (TEB) as a percentage of net income before income taxes.
(6)	Total income and other taxes as a percentage of net income before income and other taxes.

Scotiabank Annual Report  2012      87

MANAGEMENT’S DISCUSSION AND ANALYSIS

T58 Assets under administration and management

	IFRS

($ billions)	2012	2011	2010(1)
Assets under administration
Personal
Retail brokerage	$117.6	$108.1	$87.7
Investment management and trust	79.9	72.6	68.8
	197.5	180.7	156.5
Mutual funds	82.2	73.5	38.8
Institutional	48.3	43.5	32.8
Total	$328.0	$297.7	$228.1

Assets under management
Personal	$24.3	$18.4	$14.3
Mutual funds	73.8	67.7	33.2
Institutional	16.6	16.6	6.0
Total	$114.7	$102.7	$53.5
(1)	As at November 1, 2010.

T59 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2012	2011
Audit services	$20.7	$18.9
Audit-related services	0.5	1.4
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.5	0.5
Total	$21.8	$20.9

88      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T60 Selected quarterly information(1)

	2012				2011

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	2,580	2,567	2,481	2,375	2,329	2,296	2,136	2,253
Net interest income (TEB(2))	2,584	2,572	2,484	2,380	2,334	2,302	2,141	2,258
Non-interest revenue	2,284	2,945	2,223	2,246	1,896	2,002	2,503	1,895
Non-interest revenue (TEB(2))	2,354	3,017	2,289	2,309	1,965	2,069	2,567	1,961
Total revenue	4,864	5,512	4,704	4,621	4,225	4,298	4,639	4,148
Total revenue (TEB(2))	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Provision for credit losses	321	402	264	265	281	250	270	275
Operating expenses	2,713	2,618	2,565	2,507	2,489	2,348	2,395	2,249
Provision for income taxes	311	441	415	413	298	397	353	375
Provision for income taxes (TEB(2))	385	518	484	481	372	470	422	446
Net income	1,519	2,051	1,460	1,436	1,157	1,303	1,621	1,249
Net income attributable to common shareholders	1,398	1,946	1,336	1,343	1,071	1,209	1,528	1,157
Operating performance
Basic earnings per share ($)	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
Adjusted diluted earnings per share(2)($)	1.21	1.72	1.18	1.23	1.00	1.12	1.41	1.10
Return on equity(2)(%)	16.4	24.6	18.6	19.8	16.4	19.1	25.7	20.9
Productivity ratio (%)(TEB(2))	54.9	46.9	53.7	53.5	57.9	53.7	50.9	53.3
Core banking margins (%)(TEB(2))	2.35	2.33	2.37	2.25	2.26	2.31	2.30	2.41
Banking margin on average total assets (%)(TEB(2))	2.12	2.11	2.14	2.03	2.07	2.09	2.09	2.21
Financial position information ($ billions)
Cash and deposits with banks	54.8	62.4	67.6	52.9	45.2	48.7	63.4	44.6
Trading assets	87.6	93.8	94.2	88.1	75.8	87.1	88.6	80.5
Loans	364.8	356.6	345.1	341.2	327.6	318.1	311.6	310.2
Total assets	668.0	670.0	659.7	637.1	594.4	587.6	590.7	559.4
Deposits	463.6	461.0	460.9	451.6	421.3	415.2	419.5	398.8
Common equity	35.3	32.4	30.6	28.1	26.4	25.6	24.6	22.3
Preferred shares	4.4	4.4	4.4	4.4	4.4	4.4	4.4	4.0
Assets under administration	328.0	315.4	318.2	310.8	297.7	302.5	305.7	236.3
Assets under management	114.7	108.7	108.7	106.0	102.7	104.6	105.9	55.8
Capital measures (1)
Tier 1 capital ratio (%)	13.6	12.6	12.2	11.4	12.2	12.3	12.0	11.8
Total capital ratio (%)	16.7	14.4	14.0	13.2	13.9	14.1	13.9	13.7
Tangible common equity to risk-weighted assets(2)(%)	11.3	10.2	9.4	8.5	9.6	9.6	9.3	9.9
Asset-to-capital multiple	15.0	17.2	17.5	17.7	16.6	17.0	17.6	17.6
Risk-weighted assets ($ billions)	253.3	252.4	252.9	253.1	234.0	224.8	222.3	215.3
Credit quality
Net impaired loans ($ millions)(3)	1,973	2,032	1,999	1,806	1,957	1,990	2,107	2,205
Allowance for credit losses ($ millions)	2,969	2,862	2,713	2,750	2,689	2,677	2,639	2,646
Net impaired loans as a % of loans and acceptances(3)	0.53	0.56	0.57	0.52	0.58	0.61	0.66	0.69
Provision for credit losses as a % of average loans and acceptances (annualized)	0.34	0.44	0.30	0.32	0.34	0.32	0.36	0.36
Common share information
Share price ($)
High	55.00	54.89	57.18	56.95	54.96	59.73	61.28	57.72
Low	51.24	50.25	50.22	47.54	49.00	53.77	56.25	52.11
Close	54.25	52.35	54.80	51.53	52.53	54.18	57.69	56.46
Shares outstanding (millions)
Average – Basic	1,166	1,142	1,134	1,091	1,086	1,082	1,078	1,044
Average – Diluted	1,184	1,160	1,168	1,125	1,118	1,115	1,113	1,081
End of period	1,184	1,146	1,141	1,103	1,089	1,085	1,082	1,047
Dividends per share ($)	0.57	0.55	0.55	0.52	0.52	0.52	0.52	0.49
Dividend yield(4)(%)	4.3	4.2	4.1	4.0	4.0	3.7	3.5	3.6
Market capitalization ($ billions)	64.3	60.0	62.5	56.8	57.2	58.8	62.4	59.1
Book value per common share ($)	29.76	28.29	26.78	25.49	24.20	23.59	22.78	21.29
Market value to book value multiple	1.8	1.9	2.0	2.0	2.2	2.3	2.5	2.7
Price to earnings multiple (trailing 4 quarters)	10.2	10.3	12.1	10.8	11.3	11.7	12.8	13.8

(1)	The Bank has adopted IFRS effective November 1, 2011. All comparative amounts except capital measures reflect the adoption of IFRS. Capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share price for the period.

Scotiabank Annual Report  2012      89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T61 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2012	2011
Assets
Cash and deposits with banks	$54,804	$45,222
Precious metals	12,387	9,249
Trading assets
Securities	74,639	62,192
Loans	12,857	13,607
Other	100	–
	87,596	75,799
Financial assets designated at fair value through profit or loss	197	375
Securities purchased under resale agreements	47,354	34,582
Derivative financial instruments	30,327	37,322
Investment securities	33,361	30,176
Loans
Residential mortgages	175,630	161,685
Personal and credit cards	68,277	63,317
Business and government	123,828	105,260
	367,735	330,262
Allowance for credit losses	2,969	2,689
	364,766	327,573
Other
Customers’ liability under acceptances	8,932	8,172
Property and equipment	2,260	2,504
Investments in associates	4,760	4,434
Goodwill and other intangible assets	8,692	7,639
Deferred tax assets	1,936	2,214
Other assets	10,672	9,162
	37,252	34,125
	$668,044	$594,423
Liabilities
Deposits
Personal	$138,051	$133,025
Business and government	295,588	266,965
Banks	29,970	21,345
	463,609	421,335
Other
Acceptances	8,932	8,172
Obligations related to securities sold short	18,622	15,450
Derivative financial instruments	35,299	40,236
Obligations related to securities sold under repurchase agreements	56,949	38,216
Subordinated debentures	10,143	6,923
Capital instruments	1,358	2,003
Other liabilities	31,753	29,848
	163,056	140,848
	626,665	562,183
Equity
Common equity
Common shares	13,139	8,336
Retained earnings	21,978	18,421
Accumulated other comprehensive income (loss)	(31)	(497)
Other reserves	166	96
Total common equity	35,252	26,356
Preferred shares	4,384	4,384
Total equity attributable to equity holders of the Bank	39,636	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	966	626
Capital instrument equity holders	777	874
Total equity	41,379	32,240
	$668,044	$594,423

90      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T62 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2012	2011
Revenue
Interest income
Loans	$15,608	$14,376
Securities	1,041	986
Securities purchased under resale agreements	220	220
Deposits with banks	285	273
	17,154	15,855
Interest expense
Deposits	5,947	5,589
Subordinated debentures	381	369
Capital instruments	132	138
Other	691	745
	7,151	6,841
Net interest income	10,003	9,014
Net fee and commission revenues	6,274	5,727
Other operating income	3,424	2,569
Total revenue	19,701	17,310
Provision for credit losses	1,252	1,076
Operating expenses	10,403	9,481
Income before taxes	8,046	6,753
Income tax expense	1,580	1,423
Net income	$6,466	$5,330
Net income attributable to non-controlling interests	223	149
Non-controlling interests in subsidiaries	198	91
Capital instrument equity holders	25	58
Net income attributable to equity holders of the Bank	6,243	5,181
Preferred shareholders	220	216
Common shareholders	$6,023	$4,965
Earnings per common share (in dollars):
Basic	$5.31	$4.63
Diluted	$5.22	$4.53

Scotiabank Annual Report  2012      91

MANAGEMENT’S DISCUSSION AND ANALYSIS

T61 Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009
Assets
Cash resources	$46,027	$43,278
Securities
Trading	64,684	58,067
Available-for-sale	47,228	55,699
Investment	–	–
Equity accounted investments	4,651	3,528
	116,563	117,294
Securities purchased under resale agreements	27,920	17,773
Loans
Residential mortgages	120,482	101,604
Personal and credit cards	62,548	61,048
Business and government	103,981	106,520
	287,011	269,172
Allowance for credit losses	2,787	2,870
	284,224	266,302
Other
Customers’ liability under acceptances	7,616	9,583
Derivative instruments(1)	26,852	25,992
Land, buildings and equipment	2,450	2,372
Other assets(1)	15,005	13,922
	51,923	51,869
	$526,657	$496,516
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762
Business and government	210,687	203,594
Banks	22,113	23,063
	361,650	350,419
Other
Acceptances	7,616	9,583
Obligations related to securities sold under repurchase agreements	40,286	36,568
Obligations related to securities sold short	21,519	14,688
Derivative instruments(1)	31,990	28,806
Other liabilities(1)	28,947	24,682
	130,358	114,327

Subordinated debentures	5,939	5,944
Capital instrument liabilities	500	500
Shareholders’ equity
Preferred shares	3,975	3,710
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946
Retained earnings	21,932	19,916
Accumulated other comprehensive income (loss)	(4,051)	(3,800)
Total common shareholders’ equity	23,656	21,062
Total equity attributable to equity holders of the Bank	27,631	24,772
Non-controlling interests	579	554
Total shareholders’ equity	28,210	25,326
	$526,657	$496,516

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.

92      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003	2002

$37,318	$29,195	$23,376	$20,505	$17,155	$20,581	$20,273

48,292	59,685	62,490	50,007	43,056	42,899	34,592
38,823	28,426	–	–	–	–	–
–	–	32,870	23,285	15,576	20,141	21,439
920	724	142	167	141	152	163
88,035	88,835	95,502	73,459	58,773	63,192	56,194
19,451	22,542	25,705	20,578	17,880	22,648	32,262

115,084	102,154	89,590	75,520	69,018	61,646	56,295
50,719	41,734	39,058	34,695	30,182	26,277	23,363
125,503	85,500	76,733	62,681	57,384	64,313	77,181
291,306	229,388	205,381	172,896	156,584	152,236	156,839
2,626	2,241	2,607	2,469	2,696	3,217	3,430
288,680	227,147	202,774	170,427	153,888	149,019	153,409

11,969	11,538	9,555	7,576	7,086	6,811	8,399
44,810	21,960	12,098	12,867	15,488	15,308	15,821
2,449	2,061	2,103	1,836	1,823	1,944	2,101
14,913	8,232	7,893	6,777	7,119	6,389	7,921
74,141	43,791	31,649	29,056	31,516	30,452	34,242
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892	$296,380

$118,919	$100,823	$93,450	$83,953	$79,020	$76,431	$75,558
200,566	161,229	141,072	109,389	94,125	93,541	93,830
27,095	26,406	29,392	24,103	22,051	22,700	26,230
346,580	288,458	263,914	217,445	195,196	192,672	195,618

11,969	11,538	9,555	7,576	7,086	6,811	8,399
36,506	28,137	33,470	26,032	19,428	28,686	31,881
11,700	16,039	13,396	11,250	7,585	9,219	8,737
42,811	24,689	12,869	13,004	16,002	14,758	15,500
31,063	21,138	24,799	18,983	13,785	14,145	15,678
134,049	101,541	94,089	76,845	63,886	73,619	80,195

4,352	1,710	2,271	2,597	2,615	2,661	3,878
500	500	750	750	2,250	2,500	2,225

2,860	1,635	600	600	300	300	300

3,829	3,566	3,425	3,317	3,229	3,141	3,002
18,549	17,460	15,843	14,126	13,239	11,747	10,398
(3,596)	(3,857)	(2,321)	(1,961)	(1,783)	(1,074)	102
18,782	17,169	16,947	15,482	14,685	13,814	13,502
21,642	18,804	17,547	16,082	14,985	14,114	13,802
502	497	435	306	280	326	662
22,144	19,301	17,982	16,388	15,265	14,440	14,464
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892	$296,380

Scotiabank Annual Report  2012      93

MANAGEMENT’S DISCUSSION AND ANALYSIS

T62 Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009
Interest income
Loans	$12,171	$13,973
Securities	4,227	4,090
Securities purchased under resale agreements	201	390
Deposits with banks	292	482
	16,891	18,935
Interest expenses
Deposits	6,768	8,339
Subordinated debentures	289	285
Capital instrument liabilities	37	37
Other	1,176	1,946
	8,270	10,607
Net interest income	8,621	8,328
Provision for credit losses	1,239	1,744
Net interest income after provision for credit losses	7,382	6,584
Other income	6,884	6,129
Net interest and other income	14,266	12,713
Non-interest expenses
Salaries and employee benefits	4,647	4,344
Other(1)	3,535	3,575
	8,182	7,919
Income before income taxes	6,084	4,794
Provision for income taxes	1,745	1,133
Net income	$4,339	$3,661
Net income attributable to non-controlling interests	100	114
Net income attributable to equity holders of the Bank	4,239	3,547
Preferred shareholders	201	186
Common shareholders	$4,038	$3,361
Average number of common shares outstanding (millions):
Basic	1,032	1,013
Diluted	1,034	1,016
Earnings per common share (in dollars):
Basic	$3.91	$3.32
Diluted	$3.91	$3.31
Dividends per common share (in dollars)	$1.96	$1.96

(1)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 and 2002 of $31 and $237, respectively.

94      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003	2002

$15,832	$13,985	$11,575	$9,236	$8,480	$9,073	$9,635
4,615	4,680	4,124	3,104	2,662	2,859	3,087
786	1,258	1,102	817	594	872	1,073
1,083	1,112	881	646	441	442	573
22,316	21,035	17,682	13,803	12,177	13,246	14,368

12,131	10,850	8,589	5,755	4,790	5,222	5,519
166	116	130	134	112	139	203
37	53	53	53	164	182	158
2,408	2,918	2,502	1,990	1,410	1,735	1,971
14,742	13,937	11,274	7,932	6,476	7,278	7,851
7,574	7,098	6,408	5,871	5,701	5,968	6,517
630	270	216	230	390	893	2,029
6,944	6,828	6,192	5,641	5,311	5,075	4,488
4,302	5,392	4,800	4,529	4,320	4,015	3,942
11,246	12,220	10,992	10,170	9,631	9,090	8,430

4,109	3,983	3,768	3,488	3,452	3,361	3,344
3,187	3,011	2,675	2,555	2,410	2,370	2,630
7,296	6,994	6,443	6,043	5,862	5,731	5,974
3,950	5,226	4,549	4,127	3,769	3,359	2,456
691	1,063	872	847	786	777	594
$3,259	$4,163	$3,677	$3,280	$2,983	$2,582	$1,862
119	118	98	71	75	160	154
3,140	4,045	3,579	3,209	2,908	2,422	1,708
107	51	30	25	16	16	16
$3,033	$3,994	$3,549	$3,184	$2,892	$2,406	$1,692

987	989	988	998	1,010	1,010	1,009
993	997	1,001	1,012	1,026	1,026	1,026

$3.07	$4.04	$3.59	$3.19	$2.87	$2.38	$1.68
$3.05	$4.01	$3.55	$3.15	$2.82	$2.34	$1.65
$1.92	$1.74	$1.50	$1.32	$1.10	$0.84	$0.73

Scotiabank Annual Report  2012      95

MANAGEMENT’S DISCUSSION AND ANALYSIS

T63 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2012(1)	2011(1)
Common shares:
Balance at beginning of year	$8,336	$5,750
Issued	4,803	2,586
Purchased for cancellation	–	–
Balance at end of year	13,139	8,336
Retained earnings
Balance at beginning of year (CGAAP)	–	21,932
IFRS adjustment	–	(6,248)
Balance at beginning of year (IFRS)	18,421	15,684
Adjustments	–	–
Net income attributable to common shareholders of the Bank(2)	6,023	4,965
Dividends: Preferred(3)	–	–
Common	(2,493)	(2,200)
Purchase of shares and premium on redemption	8	–
Other	19	(28)
Balance at end of year	21,978	18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year (CGAAP)	–	(4,051)
IFRS adjustment	–	4,320
Balance at beginning of year (IFRS)	(497)	269
Cumulative effect of adopting new accounting policies	–	–
Other comprehensive income (loss)	466	(766)
Balance at end of year	(31)	(497)
Other reserves(4):
Balance at beginning of year	96	25
Share-based payments	38	46
Other	32	25
Balance at end of year	166	96
Total common equity	35,252	26,356
Preferred shares
Balance at beginning of year	4,384	3,975
Net attributable to preferred shareholders of the Bank(2)	220	216
Preferred dividends(3)	(220)	(216)
Issued	–	409
Balance at end of year	4,384	4,384
Non-controlling interests
Balance at beginning of year (CGAAP)	–	579
IFRS adjustment	–	936
Balance at beginning of year (IFRS)	1,500	1,515
Net income attributable to non-controlling interests	198	154
Distributions to non-controlling interests	(159)	(181)
Effect of foreign exchange and others	204	12
Balance at end of year	1,743	1,500
Total equity at end of year	$41,379	$32,240

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS). Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP).
(2)	Under CGAAP, amounts represent net income attributable to common and preferred shareholders of the Bank.
(3)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(4)	Under CGAAP, amounts represents Contributed Surplus.
(5)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(6)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(7)	Relates to the adoption of new goodwill accounting standard under CGAAP.
(8)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.

T64 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2012(1)	2011(1)
Net income	$6,466	$5,330
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	116	105
Other comprehensive income from investments in associates	25	–
Other comprehensive income (loss)	441	(761)
Comprehensive income	$6,907	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	6,489	4,199
Preferred shareholders of the Bank	220	216
Non-controlling interests in subsidiaries	173	96
Capital instrument equity holders	25	58
	$6,907	$4,569

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts for periods prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

96      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005	2004	2003	2002

4,946	3,829	3,566	3,425		3,316		3,228	3,140	3,002	2,920
804	1,117	266	184		135		172	117	163	101
–	–	(3)	(43)		(26)		(84)	(29)	(25)	(19)
5,750	4,946	3,829	3,566		3,425		3,316	3,228	3,140	3,002

19,916	18,549	17,460	15,843		14,126		13,239	11,747	10,398	9,674
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
–	–	–	(61	)(5)	(25	)(6)	–	–	–	(76	)(7)
4,239	3,547	3,140	4,045		3,579		3,209	2,908	2,422	1,708
(201)	(186)	(107)	(51)		(30)		(25)	(16)	(16)	(16)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)	(1,110)	(849)	(732)
–	–	(37)	(586)		(324)		(973)	(290)	(201)	(154)
1	(4)	(11)	(10)		–		(7)	–	(7)	(6)
21,932	19,916	18,549	17,460		15,843		14,126	13,239	11,747	10,398

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)	(1,074)	102	239
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
–	595 (8)	–	683		–		–	–	–	–
(251)	(799)	261	(2,219)		(360)		(178)	(709)	(1,176)	(137)
(4,051)	(3,800)	(3,596)	(3,857)		(2,321)		(1,961)	(1,783)	(1,074)	102

–	–	–	–		1		1	1	–	–
25	–	–	–		(1)		–	–	1	–
–	–	–	–		–		–	–	–	–
25	–	–	–		–		1	1	1	–
23,656	21,062	18,782	17,169		16,947		15,482	14,685	13,814	13,502

3,710	2,860	1,635	600		600		300	300	300	300
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
265	850	1,225	1,035		–		300	–	–	–
3,975	3,710	2,860	1,635		600		600	300	300	300

554	502	N/A	N/A		N/A		N/A	N/A	N/A	N/A
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
100	114	N/A	N/A		N/A		N/A	N/A	N/A	N/A
(35)	(36)	N/A	N/A		N/A		N/A	N/A	N/A	N/A
(40)	(26)	N/A	N/A		N/A		N/A	N/A	N/A	N/A
579	554	502	497		435		306	280	326	662
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388	$15,265	$14,440	$14,464

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003	2002
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280	$2,983	$2,582	$1,862

(591)	(1,736)	2,368	(2,228)	(360)	(178)	(709)	(1,176)	(137)
278	894	(1,588)	(67)	–	–	–	–	–
62	43	(519)	76	–	–	–	–	–
–	–	–	–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)	(709)	(1,176)	(137)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406	$1,725

3,787	2,562	3,294	1,775	3,189	3,006	2,183	1,230	1,555
201	186	107	51	30	25	16	16	16
100	114	119	118	98	71	75	160	154
–	–	–	–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406	$1,725

Scotiabank Annual Report  2012      97

MANAGEMENT’S DISCUSSION AND ANALYSIS

T65 Other statistics

	IFRS

For the year ended October 31	2012(1)	2011(1)
Operating performance
Basic earnings per share ($)	5.31	4.63
Diluted earnings per share ($)	5.22	4.53
Return on equity (%)(2)	19.7	20.3
Productivity ratio (%)(TEB(2))	52.0	53.9
Return on assets (%)	0.98	0.91
Core banking margin (%)(TEB(2))	2.32	2.32
Banking margin on average total assets (%)(TEB(2))	2.10	2.11
Net interest margin on total average assets (%)(TEB(2))	N/A	N/A
Capital measures(3)
Tier 1 capital ratio (%)	13.6	12.2
Total capital ratio (%)	16.7	13.9
Tangible common equity to risk-weighted assets(2)(%)	11.3	9.6
Assets-to-capital multiple	15.0	16.6
Common share information
Share price ($):
High	57.18	61.28
Low	47.54	49.00
Close	54.25	52.53
Number of shares outstanding (millions)	1,184	1,089
Dividends per share ($)	2.19	2.05
Dividend yield (%)(4)	4.2	3.7
Price to earnings multiple(5)	10.2	11.3
Book value per common share ($)	29.76	24.20
Other information
Average total assets ($ millions)	659,535	586,101
Number of branches and offices	3,123	2,926
Number of employees	81,497	75,362
Number of automated banking machines	7,341	6,260

(1)	Financial ratios for 2012 and 2011 are based on amounts prepared in accordance with International Financial Reporting Standards (IFRS). The financial ratios prior to 2011 are based on amounts prepared in accordance with Canadian Generally Accepted Accounting Principles. Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Non-GAAP measure. Refer to non-GAAP measures on page 17.
(3)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.
(4)	Based on the average of the high and low common share price for the year.
(5)	Based on the closing common share price.

98      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003	2002

3.91	3.32	3.07	4.04	3.59	3.19	2.87	2.38	1.68
3.91	3.31	3.05	4.01	3.55	3.15	2.82	2.34	1.65
18.3	16.7	16.7	22.0	22.1	20.9	19.9	17.6	13.0
51.8	53.7	59.4	53.7	55.3	56.3	56.9	55.9	55.7
0.84	0.71	0.72	1.03	1.05	1.06	1.05	0.89	0.63
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00	2.10	2.16	2.29

11.8	10.7	9.3	9.3	10.2	11.1	11.5	10.8	9.9
13.8	12.9	11.1	10.5	11.7	13.2	13.9	13.2	12.7
9.7	8.3	6.6	7.4	8.3	9.3	9.7	8.8	8.3
17.0	16.6	18.0	18.2	17.1	15.1	13.8	14.4	14.5

55.76	49.19	54.00	54.73	49.80	44.22	40.00	33.70	28.10
44.12	23.99	35.25	46.70	41.55	36.41	31.08	22.28	21.01
54.67	45.25	40.19	53.48	49.30	42.99	39.60	32.74	22.94
1,043	1,025	992	984	990	990	1,009	1,011	1,008
1.96	1.96	1.92	1.74	1.50	1.32	1.10	0.84	0.73
3.9	5.4	4.3	3.4	3.3	3.3	3.1	3.0	3.0
14.0	13.6	13.1	13.2	13.7	13.5	13.8	13.8	13.7
22.68	20.55	18.94	17.45	17.13	15.64	14.56	13.67	13.39

515,991	513,149	455,539	403,475	350,709	309,374	283,986	288,513	296,852
2,784	2,686	2,672	2,331	2,191	1,959	1,871	1,850	1,847
70,772	67,802	69.049	58,113	54,199	46,631	43,928	43,986	44,633
5,978	5,778	5,609	5,283	4,937	4,449	4,219	3,918	3,693

Scotiabank Annual Report  2012      99